82-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

June 14, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 82-35029

Enclosed is a copy of the Pro Rata Entitlement Offer. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Westman
Title: Senior Vice President & Assistant Secretary

Enclosures

82-35029

12 June 2007

RECEIVED

2007 JUL 10 P 1:41

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Securities Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

WESTFIELD GROUP (ASX:WDC)
PRO - RATA ENTITLEMENT OFFER

Attached are the following documents relating to a proposal to raise $3 billion through an underwritten pro-rata issue of new securities by the Westfield Group:

1. ASX announcement; and
2. investor presentation.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Westfield

12 June 2007

RECEIVED

2007 JUL 19 P 1:21

MEDIA RELEASE

WESTFIELD GROUP TO RAISE $3 BILLION IN EQUITY VIA A PRO-RATA ENTITLEMENT OFFER

The Westfield Group (ASX: WDC) today announced that it will raise $3 billion through an underwritten pro-rata issue of new securities. The issue represents less than 8.0% of the Group's market capitalisation of approximately $38 billion.

The proceeds of the issue will be used to finance the Group's activities and future opportunities, in particular, its extensive development program.

"This equity raising strengthens the Group's capacity for generating superior long term earnings and capital growth by developing our centres to generate returns well above the Group's cost of capital" said Group Managing Directors, Peter Lowy and Steven Lowy.

The Westfield Group has interests in 121 shopping centres across Australia, the United States, the United Kingdom and New Zealand with a gross value of over $60 billion and in excess of 22,000 retail outlets.

Westfield currently has 19 projects under construction globally, with an estimated total cost of some $7.6 billion (WDC share $5.4 billion). In addition to these current projects, the Group expects to commence in excess of $10 billion (WDC share $9 billion) of new projects in Australia, New Zealand, the United States and the United Kingdom over the next 3 years. This is an upward revision from the previously announced new project commencements of $1.5 – $2.0 billion a year.

These projects are expected to generate long term ungeared internal rates of return on invested capital in the range of 12% - 15%, providing substantial value for security holders.

"The Group's development strategy involves the creation of major landmark destinations on an international scale such as the recently completed projects at Bondi Junction (Sydney) in Australia, Century City and Topanga (Los Angeles), and San Francisco in the United States," Mr Lowy said.

"Our current landmark projects, which include Westfield London in the United Kingdom and Doncaster (Melbourne) in Australia, and future projects such as Sydney City in Australia, Valley Fair (San Jose), Montgomery (Maryland) and UTC (San Diego) in the United States, and Stratford (London) in the United Kingdom, continue this strategy."

This issue of new securities is expected to result in a significant strengthening of the Group's balance sheet.

"Since the merger in 2004, the Westfield Group has invested some $11.7 billion with $5.8 billion of acquisitions and $5.9 billion of development expenditure," Mr Lowy said.

"The Group's capital strategy is to minimise the issuance of new equity. Since the merger, we have raised some $5 billion from capital sources through various transactions including the issuance of Property Linked Notes, the sale of non-core properties and the formation of joint ventures."

westfield.com
Westfield Holdings Limited ABN 66 001 671 496 **Westfield Management Limited** ABN 41 001 670 579
AFS Licence 230329 as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746
Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324 as responsible
entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449
For further information please contact Julia Clarke on +61 2 9358 7426

"These ongoing capital initiatives together with today's announcement, establish a solid financial base to execute the Group's future development program and provide flexibility for future opportunities."

The new issue is expected to be accretive to operational earnings and will not impact on the distribution target of $1.065 per security for the year ended 31 December 2007.

The new securities will be issued at an offer price of $19.50 per new security on a pro-rata entitlement basis. Eligible security holders will be entitled to subscribe for 2 securities for every 23 securities held at 7pm, 18 June 2007.

The entitlement in relation to those security holders who do not to take up the offer, or who are not entitled to take up the offer, will be taken up by the underwriters and placed into either an institutional or retail bookbuild. Any premium above the offer price achieved in these bookbuilds will be remitted by the underwriters to those relevant security holders on a pro-rata basis. The entitlements will not be tradeable on the Australian Securities Exchange.

"The pro-rata nature of the offer allows each eligible Westfield security holder to be treated equally in participating in this opportunity," Mr Lowy said.

New securities will be entitled to distributions for the half year ending 31 December 2007.

Full details of the offer are contained in the offer document, lodged today with Australian Securities and Investment Commission (ASIC). A copy of the offer document will be sent to Security holders shortly and is available online at www.westfield.com.

The issue has been fully underwritten by Credit Suisse and JPMorgan.

Entities directly associated with the Lowy family have indicated their intention to subscribe for their entitlement.

ENDS

Westfield Group
The Westfield Group (ASX: WDC), with a market capitalisation of approximately $38 billion, is the 7th largest entity member of the Australian Securities Exchange/S&P 200 Index. Operating on a global platform, the Group is an internally managed, vertically integrated shopping centre group, undertaking ownership, development, design, construction, funds and asset management, property management, leasing and marketing employing in excess of 4,000 staff worldwide. The Westfield Group has interests in an investment portfolio of 121 shopping centres valued in excess of A$60 billion located in Australia, the United States, New Zealand and the United Kingdom.

westfield.com
Westfield Holdings Limited ABN 66 001 671 496 **Westfield Management Limited** ABN 41 001 670 579
AFS Licence 230329 as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746
Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324 as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449
For further information please contact Julia Clarke on +61 2 9358 7426

Westfield Group

2 for 23 Pro Rata Entitlement Offer

12 June 2007






Westfield

Westfield

Overview of the Offer

- Issue of new securities to raise approximately $3.0 billion, representing less than 8.0% of the Group's existing capitalisation of approximately $38 billion

- The equity raising strengthens the Group's:-
  - Capital structure and financial capacity
  - Capacity for generating superior long term growth in earnings and capital value by developing centres to generate returns expected to be well above the Group's cost of capital
    - 19 projects currently under construction – estimated total cost $7.6 billion (Westfield Group share $5.4 billion)
    - expect to commence in excess of $10 billion of new projects over the next 3 years. (Westfield Group share $9 billion)
    - creation of major land mark destinations on an international scale
    - projects expected to generate long term ungeared internal rates of return (IRR) in the range of 12% - 15%

Westfield

Overview of the Offer (con't)

- Since the Group merger in 2004, the Group has invested over $11.7 billion:-
  - $5.8 billion in acquisitions
  - $5.9 billion in the development program
- The Group's capital strategy is to minimise the issuance of new equity
- Since the merger, the Group has raised some $5 billion including the issuance of Property Linked Notes, the formation of joint ventures and the sale of non-core properties
- The Offer, together with the other ongoing capital initiatives:-
  - establishes a solid financial base to execute the Group's future development program
  - provides flexibility for future opportunities

Westfield

Overview of the Offer (con't)

- The new issue improves the Group's balance sheet and is expected to be accretive to operational earnings
- The issuance of new securities will not impact on the distribution target of A$1.065 per security for the year ended 31 December 2007
- The issue is fully underwritten by Credit Suisse and JPMorgan
- Entities directly associated with the Lowy family have indicated their intention to subscribe for their entitlement

Westfield

Details of the Offer

- 2 for 23 Accelerated Pro Rata Entitlement Offer to raise approximately $3 billion
- Eligible Securityholders on the register at the record date (18 June 2007) will be able to subscribe for their pro rata entitlement at $19.50 per New Security
- New Securities will be entitled to the distribution for the half year ending 31 December 2007, but will not be entitled to the distribution for the half year ending 30 June 2007
- Eligible Institutional Securityholders can take up their entitlements by 5pm Thursday 14 June 2007
- Eligible Retail Securityholders will be sent an offer document and can take up their entitlements by 5pm Friday 6 July 2007
- Lapsed or ineligible entitlements will be taken up by the underwriters and placed into two separate bookbuilds – one for the Institutional Tranche (Friday 15 June 2007) and one for the Retail Tranche (Thursday 12 July 2007)
- Any premium above the offer price achieved in the bookbuilds will be paid by the underwriters to the relevant Securityholders' whose entitlements lapsed or who were ineligible to participate in their respective tranches

Dates subject to change

Westfield

Timetable

Prospectus lodged with ASIC and ASX	12 June 2007
Institutional Offer opens	5.00pm (Sydney time) 12 June 2007
Institutional Offer closes	5.00pm (Sydney time) 14 June 2007
Institutional Bookbuild	15 June 2007
Record Date to determine right to participate in the Offer	7.00pm (Sydney time) 18 June 2007
Retail Offer opens	21 June 2007
Institutional Offer Settlement	4 July 2007
Allotment of New Securities issued under Institutional Offer and Bookbuild	5 July 2007
Retail Offer closes	5.00pm (Sydney time) 6 July 2007
Retail Bookbuild	12 July 2007
Retail Offer Settlement	17 July 2007
Allotment of New Securities issued under the Retail Offer and Bookbuild	18 July 2007
Expected date for trading of New Securities issued under the Retail Offer and Bookbuild on a deferred settlement basis	19 July 2007
Expected date for trading of New Securities issued under the Retail Offer and Bookbuild on a normal settlement basis	20 July 2007

82-35029

Westfield

Portfolio Summary as at 31 March 2007

	United States	Australia	United Kingdom	New Zealand	Total
Centres	59	44	7	11	121
Retail Outlets	9,050	11,500	750	1,500	22,800
GLA (million sqm)	6.2	3.5	0.3	0.3	10.3
Westfield Asset Value (billion)[1]	US$15.6	A$19.3	£1.0	NZ$2.6	A$43.4[1]
Assets Under Management (billion)[2]	US$18.9	A$25.2	£3.9	NZ$2.8	A$60.6[2]

Gross Lettable Area


UK
3%
Australia
34%
US
60%
NZ
3%

Assets Under Management


UK
16%
Australia
41%
US
39%
NZ
4%

[1] *WDC share of shopping centre assets and excludes work in progress and assets held for redevelopment*

[2] *WDC and joint venture share of shopping centre assets and includes work in progress and assets held for redevelopment*

Westfield

Westfield Group Overview

- Westfield Group is the pre eminent owner of super regional shopping centre assets globally, the world's largest listed retail property group and the 7th largest member of ASX/S&P 200 Index[1]
- The Westfield Group is internally managed and vertically integrated with the following business segments: shopping centre ownership; property management and leasing; property development, design and construction; and funds and asset management
- The quality and market penetration of Westfield's shopping centre assets are a unique feature of the Group's business
- Our business model allows us to increase the wealth of our security holders in two key ways:-
  - Intensive leasing and day-to-day management and marketing at an operational level drives income growth from existing assets
  - Extensive development and redevelopment program at high yields generates incremental income and improves asset quality

[1] Based on an equity market capitalisation of approximately $38 billion as at 12 June 2007

Westfield

Future Major Projects – in excess of $10 billion

United States

- Belden Village (Ohio)
- Century City Phase II (California)
- Chicago Ridge (Illinois)
- Fashion Square (California)
- Fox Hills (California)
- Horton Plaza (California)
- Mainplace (California)
- Montgomery (Maryland)
- North County (California)
- Palm Desert (California)
- Plaza Camino Real (California)
- Santa Anita (California)
- Southgate (Florida)
- UTC (California)
- Valencia (California)
- Valley Fair (California)
- West Covina (California)
- West Valley (California)

Australia & New Zealand

- Belconnen (ACT)
- Booragoon (WA)
- Carindale (QLD)
- Fountain Gate (VIC)
- Macquarie (NSW)
- Marion (SA)
- Mt Gravatt (QLD)
- Newmarket (NZ)
- North Lakes (QLD)
- Pacific Fair (QLD)
- Riccarton (NZ)
- Sydney CBD (NSW)
- Tea Tree Plaza (SA)
- Warringah (NSW)

United Kingdom

- Broadway (Bradford)
- Merry Hill (Birmingham)
- Sprucefield (Lisburn, Northern Ireland)
- Stratford City (East London)
- The Broadmarsh Centre (Nottingham)
- The Friary (Guildford)

Appendices






Westfield


Scope – Redevelopment
Additional GLA: 260,000 sqf
Completed GLA: 1,470,000 sqf
Estimated Cost: US$150 million
Estimated Yield: 10.0 – 10.5%
Key Anchors: JC Penney, Lord & Taylor
Nordstrom, Macy's, Sears
Anticipated Completion: Q4 2007
Westfield Annapolis (US)
Current Construction
11

82-35029

Westfield Southcenter (US)

Artist Impression – on Completion



Scope – Redevelopment

Additional GLA:	379,600 sqf
Completed GLA:	1,686,400 sqf
Estimated Cost:	US$230 million
Estimated Yield:	10.0 – 10.5%
Key Anchors:	JC Penney, Macy's, Nordstrom, Sears, AMC Theatres

Anticipated Completion: Q1 2009


Scope – Redevelopment
Additional GLA: 310,000 sqf
Completed GLA: 1,340,000 sqf
Estimated Cost: US$240 million
Estimated Yield: 9.5 – 10.0%
Key Anchors: JC Penney, Macy's, Nordstrom, Sears
Anticipated Completion: Q1 2009
Westfield Galleria at Roseville (US)
Current Construction
13

82-35029



Scope – Redevelopment
Additional GLA: 64,000 sqm
Completed GLA: 125,000 sqm
Estimated Cost: $600 million
Estimated Yield: 7.75 – 8.25%
Key Anchors: David Jones, Myer, Kmart, Big W, Coles, Safeway Village Cinemas
Anticipated Completion: Q4 2008
Westfield Doncaster (Aus)
Artist Impression – on Completion

82-35029


Scope – New Centre
Westfield Group's first New Zealand greenfield site and the Group's largest development project in New Zealand
Completed GLA: 50,000 sqm
Anchors: Farmers, Kmart, New World, SkyCity cinema
Estimated Cost: NZ $205 million
Estimated Yield: 10.1 – 10.6%
Anticipated Completion: Q4 2007
Westfield Albany (NZ)
Current Construction
15


Scope – Redevelopment
Additional GLA: 68,000 sqm
Completed GLA: 100,000 sqm
Estimated Cost: £340 million
Estimated Yield: 8.25 – 8.75%
Key Anchors: Debenhams, Marks and Spencer, Next, Sainsbury, Cinema de Lux
Anticipated Completion: Q4 2007
Westfield Derby (UK)
Current Construction
16

82-35029


Westfield Derby (UK)
Artist Internal Impression on Completion
17


Scope – New Centre
Total GLA: 150,000 sqm
Anchors: Debenhams, Marks and Spencer, Waitrose, House of Fraser, Next, Cinema de Lux
Estimated Cost: £1.6 billion
Estimated Yield: 5.25 – 5.75%
Anticipated Completion: Q4 2008
Westfield London (UK)
Current Construction
18

82-35029



Westfield London (UK)
Artist Internal Impression on Completion
19


Pitt St
231-293
Westfield
Westfield Sydney City (Aus)
Artist Impression on Completion
20

Disclaimer

This document is not an offer for the purposes of the Corporations Act 2001 (Cth) (**"Corporations Act"**) or similar legislation in any jurisdiction. It is not intended as an offer, invitation, solicitation or recommendation with respect to the purchase or sale of any security or financial product. A combined prospectus and product disclosure document (**"Prospectus"**) in respect of the 2 for 23 pro rata entitlement offer has been lodged with the Australian Securities and Investments Commission today. Any offers to subscribe for new stapled securities under the pro rata entitlement offer will only be made in, or accompanied by, a copy of the Prospectus. Any retail security holder applying for new stapled securities under the pro rata entitlement offer will need to complete the application form that will be in or accompany the Prospectus.

The information provided in this document is not financial product advice and has been prepared without taking into account your investment objectives, financial circumstances or particular needs. Persons considering an investment in the Westfield Group should consider the risk factors in section 6 of the Prospectus that could affect the financial performance of the Westfield Group before deciding what course to follow. You should consider these factors in light of your personal circumstances (including financial and taxation issues (discussed in section 8 of the Prospectus)).

This document may contain forward looking statements which are identified by words such as "may", "could", "believes", "estimates", "expects", "intends", and other similar words that involve risks and uncertainties. These forward looking statements are subject to various risk factors that could cause the Westfield Group's actual results to differ materially from the results expressed or anticipated in these statements. These risk factors are set out in section 6 of the Prospectus. These and other factors could cause actual results to differ materially from those expressed in any forward looking statement made by, or on behalf of, the Westfield Group.

The distribution of this document outside Australia may be restricted by law and you should observe any such restrictions. In particular, new securities to be offered under the pro rata entitlement offer have not been, and will not be, registered under the United States Securities Act of 1933 (as amended) (**US Securities Act**) and may not be offered, sold or resold in the United States, or to, or for the account or benefit of, a US Person, except in a transaction exempt from the registration requirements of the US Securities Act and applicable United States securities laws. Neither this presentation nor any copy of it may be transmitted in the United States (US) or distributed, directly or indirectly, in the US or to any "US Person" a (as defined in the Securities Act), including any US resident; any partnership or corporation or other entity organised or incorporated under the laws of the US or any state thereof; any trusts of which any trustee is a US Person; or any agency or branch of a foreign entity located in the US.

This document is not an offer or solicitation of an offer of securities by the Westfield Group for the purchase or sale of any securities nor does it constitute an offer or solicitation to any person in any jurisdiction where solicitation would be unlawful.

A person should consider the Prospectus in its entirety in deciding whether to acquire or continue to hold Westfield Group stapled securities.

82-35029

RECEIVED

2007 JUL 19 P 1:31

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

June 14, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 82-35029

Enclosed is a copy of the prospectus/product disclosure statement. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Westman
Title: Senior Vice President & Assistant Secretary

Enclosures

82-35029

12 June 2007

RECEIVED

2007 JUL 19 P 1:40

Westfield

Westfield Group

Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Securities Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

WESTFIELD GROUP (ASX:WDC)
PRO - RATA ENTITLEMENT OFFER

Attached is a combined prospectus/product disclosure statement ("Prospectus") in relation to the $3 billion underwritten pro-rata entitlement offer of new securities by the Westfield Group. The Prospectus has been lodged with ASIC today.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Westfield

Pro-rata Entitlement Offer

Prospectus and product disclosure statement for a 2 for 23 pro-rata entitlement offer at $19.50 per New Security

Westfield Group

Westfield Holdings Limited ABN 66 001 671 496
Westfield Management Limited ABN 41 001 670 579
AFS Licence 230329 as responsible entity for Westfield Trust, ARSN 090 849 746
Westfield America Management Limited ABN 66 072 780 619, AFS Licence 230324
as responsible entity for Westfield America Trust, ARSN 092 058 449

This Prospectus is an important document and requires your immediate attention. It should be read in its entirety. If you have any questions about any part of the Prospectus you should consult your professional adviser.

Global Co-ordinator and Joint Lead Manager
Credit Suisse (Australia) Limited

Joint Lead Manager
J.P. Morgan Australia Limited

CREDIT SUISSE

JPMorgan

Contents

Important information

This document is important and requires your immediate attention. You should read the entire document carefully before deciding whether to invest in the New Securities and lodging an Acceptance Form. In particular, you should consider the risk factors outlined in section 6 and the tax implications outlined in section 8 The potential tax effects of the Offer will vary between investors. All investors should satisfy themselves of any possible tax consequences by consulting their own professional tax adviser

Prospectus and product disclosure statement

This document (the **Prospectus**) is a prospectus issued by Westfield Holdings Limited (**Westfield**) for the purposes of Part 6D of the Corporations Act, a product disclosure statement issued by Westfield Management Limited (**WML**) as responsible entity of Westfield Trust (**WFT**) for the purposes of Part 7.9 of the Corporations Act and a product disclosure statement issued by Westfield America Management Limited (**WAML**) as responsible entity of Westfield America Trust (**WFA**) for the purposes of Part 7.9 of the Corporations Act. For convenience, this document is referred to as the "Prospectus" throughout.

Each New Security issued under this Prospectus will comprise one Westfield Share, one WFT Unit and one WFA Unit

This Prospectus was prepared in accordance with sections 713 and 1013A of the Corporations Act. This Prospectus is dated 12 June 2007 and was lodged with ASIC on that date This Prospectus expires on 12 July 2008 (**Expiry Date**) No New Securities will be issued on the basis of this Prospectus later than the Expiry Date

The Westfield Group will apply within seven days of the date of this Prospectus for the quotation of the New Securities on ASX. Neither ASIC nor ASX takes any responsibility for the contents of this Prospectus nor for the merits of the investment to which this Prospectus relates.

Not investment advice

The information provided in this Prospectus is not financial product advice and has been prepared without taking into account your investment objectives, financial circumstances or particular needs. Please carefully read the instructions on the accompanying Acceptance Form If you have any questions you should consult your professional adviser before deciding to invest.

In particular, you should consider the risk factors (see section 6) that could affect the financial performance of the Westfield Group before deciding what course you should follow. You should consider these factors in light of your personal circumstances (including financial and taxation issues (see section 8).

No cooling-off rights

Cooling-off rights do not apply to an investment in New Securities pursuant to the Offer. This means that, in most circumstances, you cannot withdraw your Application once it has been accepted.

Prospectus availability

Security Holders with registered addresses in Australia and New Zealand can obtain a copy of this Prospectus during the period of the Offer on the Westfield Group's website at www.westfield.com or by calling the Westfield Offer Information Line on 1800 286 596 (within Australia) or on +613 9415 4395 (from outside Australia) at any time from 8.30am to 5.00pm (Sydney time) Monday to Friday during the Offer Period. If you access the electronic version of this Prospectus you should ensure that you download and read the entire Prospectus.

The electronic version of this Prospectus on the Westfield Group's website will not include a personalised Acceptance Form. You will only be entitled to accept the Offer by completing your personalised Acceptance Form, which accompanies this Prospectus (refer to sections 3 2 and 3.3 for further information)

The Corporations Act prohibits any person from passing the Acceptance Form on to another person unless it is attached to a hard copy of the Prospectus or the complete and unaltered electronic version of this Prospectus

Foreign jurisdictions

This Prospectus does not constitute an offer in any place in which, or to any Person to whom, it would not be lawful to make such an offer No action has been taken to register the New Securities or otherwise permit an offering of New Securities in any jurisdiction outside of Australia or New Zealand

The distribution of this Prospectus outside Australia may be restricted by law. If you come into possession of this Prospectus, you should observe any such restrictions and should seek your own advice on such restrictions. Any failure to comply with such restrictions may contravene applicable securities laws.

New Securities have not been, and will not be, registered under the United States Securities Act of 1933 (as amended) (**US Securities Act**) and may not be offered, sold or resold in the United States, or to, or for the account or benefit of, a US Person, except in a transaction exempt from the registration requirements of the US Securities Act and applicable United States securities laws. New Securities may be offered and sold within the United States in a private placement in conjunction with the Offer and sold to security holders that are qualified institutional buyers in transactions exempt from the registration requirements of the the US Securities Act.

Accordingly, the New Securities will constitute "restricted securities" within the meaning of Rule 144(a)(3) under the US Securities Act and, for so long as the New Securities remain restricted securities, the New Securities may not be deposited in any unrestricted American Depositary Receipt facility with respect to the Securities of the Westfield Group, including, without limitation, the Westfield Group's American Depositary Receipt facility for which the Bank of New York acts as a depository.

See section 2.11 for further details.

Offer management and underwriting

Credit Suisse (Australia) Limited has been appointed Global Co-ordinator of the Offer.

The Offer is underwritten by Credit Suisse (Australia) Limited and J.P. Morgan Australia Limited (**Joint Lead Managers**).

Disclaimer

No person is authorised to give any information or make any representation in connection with the Offer described in this Prospectus, which is not contained in this Prospectus. Any information or representation not contained in this Prospectus may not be relied on as having been authorised by the Westfield Group in connection with the Offer.

This Prospectus contains forward looking statements which are identified by words such as "may", "could", "believes", "estimates", "expects", "intends", and other similar words that involve risks and uncertainties. These forward looking statements are subject to various risk factors that could cause the Westfield Group's actual results to differ materially from the results expressed or anticipated in these statements. These risk factors are set out in section 6. These and other factors could cause actual results to differ materially from those expressed in any forward looking statement made by, or on behalf of, the Westfield Group.

Financial amounts

Money as expressed in this Prospectus is in Australian dollars unless otherwise indicated.

Definitions and abbreviations

Defined terms and abbreviations used in this Prospectus are explained in the Glossary at the end of this Prospectus.

Chairman's Letter

Dear Member,

I am pleased to present this Pro-rata Entitlement Offer, which gives eligible security holders the opportunity to participate further in the growth of the Westfield Group.

The Pro-rata Entitlement Offer is expected to significantly strengthen the Westfield Group's balance sheet and provide the appropriate financial base for the Westfield Group's future activities including our extensive development pipeline as discussed below. Under this Offer, the Westfield Group intends to raise approximately $3 billion, representing approximately 7.9% of the Westfield Group's current market capitalisation.

At the time of the merger that formed the Westfield Group in July 2004, we highlighted that our objective was to create a global operating and financial structure to match global opportunities and continue to expand our property portfolio globally.

With a market capitalisation of approximately $38 billion, the Westfield Group is one of the ten largest companies listed on the Australian Stock Exchange, and the world's largest listed retail property company. The Westfield Group has interests in 121 shopping centres across Australia, the United States, the United Kingdom and New Zealand with an aggregate gross value of over $60 billion (as at 31 March 2007) and encompassing 22,750 retail outlets.

The Westfield Group currently has 19 projects under construction globally, with an estimated total cost (as at 31 March 2007) of some $7.6 billion (the Westfield Group's share being $5.4 billion). In addition to these current projects, the Group expects to commence in excess of $10 billion (the Westfield Group's share being $9 billion) of new projects in Australia, New Zealand, the United States and the United Kingdom over the next three years.

The Westfield Group's development strategy involves the creation of major landmark retail destinations on an international scale such as the recently completed projects at Bondi Junction (Sydney) in Australia, Century City and Topanga (Los Angeles), and San Francisco in the United States, all of which have set a new standard for 'world class' regional malls.

These projects are expected to create substantial value for security holders by generating returns to security holders which are expected to be well above the Westfield Group's cost of capital.

I also confirm that entities directly associated with the Lowy family have indicated their intention to subscribe for their entitlement.

This Prospectus contains important information in relation to the Pro-rata Entitlement Offer. I urge you to read it carefully and in its entirety. You should seek appropriate professional advice before making your investment decision.

On behalf of the Directors, I thank you for your continued support of the Westfield Group and recommend you consider this investment opportunity.

Frank Lowy, AC
Chairman

Key Dates

Key dates*

Prospectus lodged with ASIC and ASX	**After market close 12 June 2007**
Institutional Offer opens	**9.00am (Sydney time) 13 June 2007**
Institutional Offer closes	**5.00pm (Sydney time) 14 June 2007**
Institutional Bookbuild	**15 June 2007**
Record Date to determine right to participate in the Offer	**7.00pm (Sydney time) 18 June 2007**
Retail Offer opens	**21 June 2007**
Last date for Eligible Retail Security Holders to lodge an application to be allotted New Securities at the same time as under the Institutional Offer and the Institutional Bookbuild	**29 June 2007**
Allotment of New Securities issued under the Institutional Offer and the Institutional Bookbuild and expected date for trading of these New Securities on a normal settlement basis	**5 July 2007**
Retail Offer closes	**5.00pm (Sydney time) 6 July 2007**
Retail Bookbuild	**12 July 2007**
Allotment of New Securities issued under the Retail Offer and the Retail Bookbuild	**18 July 2007**
Expected date for trading of New Securities issued under the Retail Offer and the Retail Bookbuild on a deferred settlement basis	**18 July 2007**
Expected date of despatch of holding statements for New Securities issued under the Retail Offer and the Retail Bookbuild	**19 July 2007**
Expected date for trading of New Securities issued under the Retail Offer and the Retail Bookbuild on a normal settlement basis	**20 July 2007**

* The timetable above is indicative only. The Westfield Group, in conjunction with the Joint Lead Managers, reserves the right to amend any or all of these dates and times subject to the Corporations Act, the Listing Rules and other applicable laws. In particular, the Westfield Group reserves the right to extend the closing date for the Retail Offer, to accept late Applications either generally or in particular cases, to defer the Retail Bookbuild or to withdraw the Offer without prior notice. The commencement of quotation of New Securities is subject to confirmation from ASX.

Key statistics

Offer Price	**$19.50 per New Security**
The Offer	**2 New Securities for every 23 Securities held at the Record Date[1]**
Approximate number of New Securities to be issued under the Offer	**155 million**
Offer proceeds	**Approximately $3.0 billion**

[1] Securities means both WDC and WDCNA securities Where fractions arise in the calculation of a Security Holder's entitlement, the entitlement will be rounded down to a whole number of New Securities



What should I do?

1. READ THIS PROSPECTUS CAREFULLY

This Prospectus contains important information in relation to the Offer. You should read it carefully and in its entirety, including section 6 which contains a summary of the major risks associated with an investment in the Westfield Group and section 8 which contains a summary of the tax implications associated with the Offer.

2. SEEK ADVICE

Before you decide whether to accept the Offer, you should consider whether an investment in New Securities is appropriate for you in light of your particular investment objectives and circumstances. If you are in doubt as to the course you should follow, you should seek appropriate professional advice before making an investment decision.

3. DECIDE WHAT YOU WANT TO DO

If you are an Eligible Security Holder, you may either:

- accept the Offer in full;
- partially accept the Offer; or
- take no action and not accept the Offer.

See section 3 for further details.

4. ACCEPTING THE OFFER

A personalised Acceptance Form will be sent to all Eligible Retail Security Holders.

If you decide to accept the Offer you should:

- complete and lodge the Acceptance Form together with your Application Monies; or
- make your payment via BPAY®. In this case there is no need to submit the Acceptance Form.

Details of how to accept the Offer are set out in section 3.

5. QUESTIONS

If you have any questions relating to the Offer, you can call the Westfield Offer Information Line on 1800 286 596 (within Australia) or on +613 9415 4395 (from outside Australia) at any time from 8.30am to 5.00pm (Sydney time) Monday to Friday during the Offer Period.

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Offer		Where to find more information
The Offer		
What is the Offer?	The Offer is a non-renounceable, pro-rata entitlement offer to Eligible Security Holders to subscribe for 2 New Securities for every 23 Securities held on the Record Date.[1]	section 2.2
What is the Offer Price?	$19.50 per New Security	
How much will be raised through the Offer?	The Westfield Group is seeking to raise approximately $3.0 billion under the Offer.	sections 2.1 - 2.3
What are New Securities?	Each New Security issued under this Prospectus will comprise one Westfield Share, one WFT Unit and one WFA Unit, which (subject to quotation) will trade on ASX as one stapled security.	
What is the purpose of the Offer?	The proceeds of the Offer will be used to finance the Westfield Group's activities including contributing to the funding of the Westfield Group's development program. In the short term, the proceeds of the Offer will primarily be used to repay debt.	sections 2.1 & 4
What is the effect of the Offer on the Westfield Group?	The financial effect of the Offer on the Westfield Group is explained in section 5.	section 5
Does the Lowy family intend to participate in the Offer?	Yes. Entities associated with the Lowy family having a direct holding of 8.44% of the Existing Securities have indicated their intention to subscribe for their entitlement under the Offer.	
Rights of New Securities		
What are the rights and liabilities attaching to the New Securities issued under the Offer?	New Securities issued under the Offer will be issued with the same rights and liabilities as Existing Securities but will not be entitled to the distribution in respect of the period to 30 June 2007. The record date for that distribution is expected to be in mid-August 2007. The New Securities will trade as a separate class until the ex-distribution date. The Westfield Group will apply to ASX to have the New Securities quoted within seven days of the date of this Prospectus.	section 2.6 section 2.7

[1] Securities means both WDC and WDCNA securities. Where fractions arise in the calculation of a Security Holder's entitlement, the entitlement will be rounded down to a whole number of New Securities.

The Offer consists of an Institutional Offer, an Institutional Bookbuild, a Retail Offer and a Retail Bookbuild. In conjunction with the Offer, certain Eligible Security Holders that are US Persons and that are QIBs, will be permitted to subscribe for their entitlement in a private placement conducted pursuant to an exemption from registration under the US Securities Act.

Offer		Where to find more information
Risks		
What are the significant risks associated with an investment in New Securities?	There are risks associated with an investment in the Westfield Group. Those risks are discussed in section 6. Some of the key risks are also highlighted below: – changes in general economic conditions including fluctuations in interest rates, currency exchange rates and fluctuations in the value and rental income of the Westfield Group's retail properties; – an inability to continue to lease space in shopping centres on economically favourable terms; – a negative effect on the financial condition of an anchor tenant; and – an inability to successfully expand and redevelop the Westfield Group's existing properties on time and on budget. More detail on these and other risks is set out in section 6. Before applying for New Securities, investors should consider these risks carefully and read this Prospectus in its entirety. Before making a decision to apply for New Securities, investors should seek appropriate professional advice.	section 6
Taxation implications		
What are the tax implications of the Offer?	The recent High Court decision in *Federal Commissioner of Taxation v McNeil* has raised issues in relation to the Australian tax treatment of rights issues. The Westfield Group and its tax adviser have discussed the possible application of *McNeil* to the Offer with the ATO and, based on those discussions, the Westfield Group's tax adviser has formed the view that: – the receipt of the Offer should not give rise to an amount of assessable income or capital gain or cost base reduction to Security Holders, and – if you do not accept the Offer, any amount you receive from the Joint Lead Managers under the arrangements described in sections 2.4 and 2.5 will be treated as ordinary assessable income. More detail on these issues and other Australian and New Zealand taxation implications of the Offer are discussed in section 8.	section 8
Participation in the Retail Offer and the Retail Bookbuild		
Who can participate in the Retail Offer?	Eligible Retail Security Holders are those persons who: – are registered as Security Holders at 7.00pm (Sydney time) on 18 June 2007 (**Record Date**); – have registered addresses in Australia or New Zealand (unless the Westfield Entities otherwise permit in particular cases); – did not receive an invitation to participate in the Institutional Offer; and – are not ineligible to participate in the Offer in accordance with section 2.11.	section 2.4

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Offer		Where to find more information
Who can participate in the Retail Bookbuild?	Only Institutional Investors (other than US Persons) and selected retail brokers may participate in the Retail Bookbuild.	section 2.4(b)
How do I find out how many New Securities I am entitled to under the Offer?	The number of New Securities to which you are entitled under the Offer is set out on the personalised Acceptance Form accompanying this Prospectus. If you did not receive your personalised Acceptance Form you should call the Westfield Offer Information Line on 1800 286 596 (within Australia) or on +613 9415 4395 (from outside Australia) at any time from 8.30am to 5.00pm (Sydney time) Monday to Friday during the Offer Period.	
What actions can I take	You can either: – accept the Retail Offer in full; – partially accept the Retail Offer, or – take no action and not accept the Retail Offer.	sections 2.4, 3.2 and 3.3
Can I sell my right to receive New Securities under the Offer?	Your right to receive New Securities under the Retail Offer is not privately transferable or tradeable on ASX. To the extent that you do not accept the Retail Offer, or if you are an Ineligible Security Holder, the Retail Offer will lapse and you will not be issued New Securities. However, Westfield has made arrangements for New Securities in respect of which the Retail Offer to Eligible Retail Security Holders has lapsed or that would have been issued to Ineligible Retail Security Holders had they been eligible to be offered under the Retail Offer. Any proceeds under the Retail Bookbuild in excess of the Offer Price will be paid to relevant Security Holders in respect of New Securities for which they did not, or were not eligible to, accept under the Retail Offer. Similar arrangements have been made under the Institutional Offer. There can be no guarantee that you will receive any payment from the sale of New Securities under the Retail Bookbuild, that the price achieved under the Institutional Bookbuild or Retail Bookbuild will exceed the Offer Price or that the price achieved under the Institutional Bookbuild will be matched in the Retail Bookbuild (or vice versa).	section 2.4
Can I apply for additional New Securities above my entitlement under the Retail Offer?	No. Your entitlement under the Offer is the maximum number of New Securities you can acquire under the Offer, based on your holding on the Record Date.	
Will the Offer proceed in all circumstances?	The Westfield Group may decide to withdraw the Offer prior to an issue of New Securities under the Offer. In the event that the Offer is withdrawn, any Application Monies received will be refunded to Applicants without interest.	section 2.10

Offer		Where to find more information
How do I accept the Offer?	If you wish to accept all or part of the Offer you should: – complete the personalised Acceptance Form accompanying this Prospectus in accordance with the instructions set out on the form, indicating the number of New Securities you wish to acquire up to your full entitlement; – attach payment for the full amount payable (being $19.50 multiplied by the number of New Securities that you have indicated that you wish to acquire); and – return the Acceptance Form to the Registry so that it is received by no later than 5.00pm (Sydney time) on 6 July 2007. In the alternative, you can make your payment for New Securities via BPAY® (being the Offer Price multiplied by the number of New Securities you are taking up). You are not required to submit the Acceptance Form if you choose to pay via BPAY®. You must check the processing cut off time for BPAY® transactions with your bank, credit union or building society as it may be earlier than the scheduled close of this Offer. Applicants submitting their payment through BPAY® must do so in sufficient time to ensure funds are received by the close of the Offer.	section 3.2
Fees, costs and underwriting		
Is the Offer underwritten?	Yes, the Offer has been underwritten by the Joint Lead Managers. The fees payable to the Joint Lead Managers and a summary of the terms of the Underwriting Agreement, including the circumstances where the Joint Lead Managers may terminate the Underwriting Agreement are set out in section 9.5.	section 9.5
What are the fees and costs of the Offer?	Costs associated with the Offer total approximately $43 million and will be paid out of the proceeds of the Offer.	section 10.6
Fees	Fees and costs may be deducted from the Trusts. Details of those fees are set out in section 7 of this Prospectus.	section 7
Further information		
How can further information be obtained?	If you would like further information you can call the Westfield Offer Information Line on 1800 286 596 (within Australia) or on +613 9415 4395 (from outside Australia) at any time from 8.30am to 5.00pm (Sydney time) Monday to Friday during the Offer Period.	section 3.8
Is there a cooling-off period?	Cooling-off rights do not apply to an investment in New Securities pursuant to the Offer. This means that, in most circumstances, you cannot withdraw your Application once it has been accepted.	

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2.1 PURPOSE OF THE OFFER

The Westfield Group expects to raise approximately $3.0 billion under the Offer before deducting costs of the Offer. The Offer further enhances the Westfield Group's capital structure and financial capacity.

The proceeds of the Offer will be used to finance the Westfield Group's activities including contributing to the funding of the Westfield Group's development program and will provide flexibility for future opportunities. In the short term, the proceeds of the Offer will primarily be used to repay debt.

The Westfield Group's business model and strategy are described in more detail in section 4.

2.2 OVERVIEW OF THE OFFER

The Westfield Group is offering Eligible Security Holders the opportunity to subscribe for 2 New Securities for every 23 Securities held on the Record Date. Where fractions arise in the calculation of a Security Holder's entitlement, the entitlement will be rounded down to a whole number of New Securities. The Offer Price per New Security is $19.50. It is expected that approximately 155 million New Securities will be issued under the Offer.

The Offer is being conducted in four parts:

- Institutional Offer
- Institutional Bookbuild
- Retail Offer
- Retail Bookbuild

The Offer Price will be the same under the Institutional Offer and the Retail Offer.

Further details of the Retail Offer, the Retail Bookbuild, the Institutional Offer and the Institutional Bookbuild are described below.

2.3 SOURCES AND USES OF FUNDS

Sources of funds	$ million
Offer	3,030

Uses of funds	$ million
Reducing borrowings [1]	2,987
Estimated costs of Offer	43
Total uses of funds	3,030

[1] As noted in section 2.1 the proceeds of the Offer will be used to finance the Westfield Group's activites

2.4 THE RETAIL OFFER AND RETAIL BOOKBUILD

(a) The Retail Offer

The Westfield Group is offering Eligible Retail Security Holders the opportunity to acquire 2 New Securities for every 23 Securities held at 7.00pm (Sydney time) on 18 June 2007 (**Record Date**) at an Offer Price of $19.50 per New Security. The ratio and Offer Price under the Retail Offer are the same as for the offer of New Securities under the Institutional Offer.

The number of New Securities to which an Eligible Retail Security Holder is entitled is shown on the personalised Acceptance Form that accompanies this Prospectus.

Eligible Retail Security Holders may accept the Offer in full or in part by returning their Acceptance Form to the Registry by 5.00pm (Sydney time) on 6 July 2007 (**Closing Date**). The Westfield Group reserves the right to extend this date without notice, subject to the Corporations Act, the Listing Rules and other applicable laws. For Eligible Retail Security Holders who do not accept the Offer in full by the Closing Date, the Offer will lapse in respect of those New Securities which they did not accept.

Payment may be made by cheque, money order or bank draft by following the instructions set out on the Acceptance Form. Once the Acceptance Form is returned it is irrevocable and may not be withdrawn, except as allowed by law.

New Securities are expected to be allotted on 18 July 2007 to Eligible Retail Security Holders who return their Acceptance Form (and the required Application Monies) by the Closing Date.

Eligible Retail Security Holders who return their Acceptance Form (and the required Application Monies) by 29 June 2007 will be allotted their New Securities on the allotment date for the Institutional Offer, which is expected to be 5 July 2007.

(b) The Retail Bookbuild

The Westfield Entities have made arrangements for New Securities in respect of which the Offer to Eligible Retail Security Holders has lapsed to be offered for sale under the Retail Bookbuild. New Securities that would have been offered to Ineligible Retail Security Holders if they had been eligible to participate in the Offer will also be offered for sale under the Retail Bookbuild.

The Retail Bookbuild will be conducted by the Joint Lead Managers on 12 July 2007. Institutional Investors (excluding US Persons) and selected retail brokers will be invited to submit offers to participate in the Retail Bookbuild.

From the sale proceeds received under the Retail Bookbuild, the Offer Price will be received by the Westfield Entities as Application Monies for New Securities and any excess over the Offer Price will be paid to relevant Security Holders in respect of New Securities for which they did not, or were not eligible to, accept the Offer.

There is no guarantee that you will receive any payment from the sale of New Securities nor that the price achieved under the Retail Bookbuild will match the price achieved under the Institutional Bookbuild (or vice versa). To the maximum extent permitted by law, none of the Westfield Entities nor the Joint Lead Managers, nor their respective Related Bodies Corporate, nor the directors, officers, employees, agents or advisors of any of them will be liable, including for negligence, for any failure to achieve a price in the Retail Bookbuild or Institutional Bookbuild that is greater than the Offer Price.

(c) Who is eligible to participate in the Retail Offer?

Eligible Retail Security Holders are those persons who:

- are registered as Security Holders at 7.00pm (Sydney time) on the Record Date;
- have a registered address in Australia or New Zealand (unless the Westfield Entities otherwise permit in particular cases);
- do not receive an invitation to participate in the Institutional Offer; and
- are not ineligible to participate in the Offer in accordance with section 2.11.

The Westfield Group, in its absolute discretion, reserves the right to determine whether a Security Holder is an Eligible Retail Security Holder (and therefore able to participate in the Retail Offer), or an Ineligible Security Holder (and therefore unable to participate in the Offer). The Westfield Group disclaims all liability (to the maximum extent permitted by law) in respect of the determination as to whether a Security Holder is an Eligible Retail Security Holder or an Ineligible Security Holder. This disclaimer on liability applies notwithstanding that the price achieved under the Retail Bookbuild may be higher or lower than the price achieved under the Institutional Bookbuild.

The Retail Offer is not being extended to any Retail Security Holder whose registered address is outside Australia or New Zealand (unless the Westfield Entities otherwise permit in particular cases), or who is or who holds for the account or benefit of a US Person or a person in the United States.

It is the responsibility of each Applicant to ensure compliance with the laws of any country relevant to their Application. For the Retail Offer, return of a completed Acceptance Form will be taken by the Westfield Entities to constitute a representation that there has been no breach of such laws, and that the Applicant is an Eligible Retail Security Holder. The foreign selling restrictions under the Retail Offer apply to the underlying beneficial holder and nominees, trusts and custodians must not apply on behalf of any beneficial holder that would not itself be an Eligible Retail Security Holder. Security Holders who are nominees, trustees or custodians are therefore advised to seek independent advice as to how they should proceed. Security Holders who hold Securities on behalf of persons who are not resident in Australia or New Zealand are responsible for ensuring that accepting the Offer does not breach securities laws in the relevant overseas jurisdictions.

The Westfield Group reserves the right to reject any acceptance which it believes comes from a person who is not an Eligible Retail Security Holder.

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2.5 THE INSTITUTIONAL OFFER

(a) The Institutional Offer

The Westfield Group, in its absolute discretion, reserves the right to determine whether a Security Holder is an Eligible Institutional Security Holder (and therefore able to participate in the Institutional Offer) or an Ineligible Security Holder (and therefore unable to participate in the Offer). The Westfield Group disclaims all liability (to the maximum extent permitted by law) in respect of the determination as to whether a Security Holder is an Eligible Institutional Security Holder or an Ineligible Security Holder. This disclaimer on liability applies notwithstanding that the price achieved under the Institutional Bookbuild may be higher or lower than the price achieved under the Retail Bookbuild.

Eligible Institutional Security Holders may elect to choose to accept all or part of the Offer. Eligible Institutional Security Holders who wish to accept all or part of the Offer must do so by 5.00pm (Sydney time) on 14 June 2007. For Eligible Institutional Security Holders who do not accept all or part of the Offer by 5.00pm (Sydney time) on 14 June 2007, the Offer will lapse for those New Securities for which they did not accept.

Allotment of the New Securities issued under the Institutional Offer is expected to occur on 5 July 2007.

Eligible Institutional Security Holders are those persons who were registered as the holder of Securities or the beneficial underlying holder of a nominee, trust or custodian that is a registered holder of Securities as at 7.00pm (Sydney time) on the Record Date and to which the Westfield Group and the Joint Lead Managers have extended an offer under the Institutional Offer on the basis of the Westfield Group's or the Joint Lead Managers' belief that they were an institutional or other professional or sophisticated investor.

The Joint Lead Managers will contact Eligible Institutional Security Holders to inform them of the terms and conditions of participation in the Institutional Offer and seek confirmation of their entitlements under the Offer.

(b) Institutional Bookbuild

The Westfield Entities have made arrangements for New Securities in respect of which the Offer to Eligible Institutional Security Holders has lapsed and New Securities that would have been offered to Ineligible Institutional Security Holders if they had been eligible to participate in the Offer to be offered under the Institutional Bookbuild. The Institutional Bookbuild will be conducted by the Joint Lead Managers on 15 June 2007. Institutional Investors (excluding US Persons) will be invited to submit offers to participate in the Institutional Bookbuild.

From the sale proceeds received under the Institutional Bookbuild, the Offer Price will be received by the Westfield Entities as Application Monies for the New Securities and any excess over the Offer Price will be paid to relevant Institutional Security Holders in respect of the number of New Securities for which they did not accept the Offer or were ineligible to accept the Offer.

There is no guarantee that Institutional Security Holders will receive any payment from the sale of New Securities, nor that the price achieved under the Institutional Bookbuild will match the price achieved under the subsequent Retail Bookbuild (or vice versa). None of the Westfield Entities nor the Joint Lead Managers will be liable for any failure to achieve a price in the Institutional Bookbuild or the Retail Bookbuild which is greater than the Offer Price.

The allotment and quotation of New Securities issued under the Institutional Bookbuild is expected to occur on 5 July 2007.

2.6 RANKING OF NEW SECURITIES

Each New Security will be issued fully paid. From the date of issue, the New Securities will rank equally with other Existing Securities but will not be entitled to the distribution in respect of the period to 30 June 2007. The record date for that distribution is expected to be in mid-August 2007. The New Securities will trade as a separate class until the ex-distribution date. Details of the rights and liabilities attaching to the New Securities are set out in section 10.3.

2.7 ASX QUOTATION AND TRADING OF NEW SECURITIES

Westfield Group will apply to ASX within seven days of the date of this Prospectus for quotation of the New Securities.

Subject to approval being granted, it is expected that normal trading of New Securities issued under the Institutional Offer and Institutional Bookbuild will commence on 5 July 2007. It is expected that deferred settlement trading will commence in relation to New Securities issued under the Retail Offer and the Retail Bookbuild on 18 July 2007 with normal trading expected to commence on 20 July 2007 following despatch of holding statements.

The Westfield Group disclaims all liability (to the maximum extent permitted by law) to persons who trade New Securities before receiving their holding statements, whether on the basis of confirmation of the allocation provided by the Westfield Group, the Registry or the Joint Lead Managers.

2.8 TAXATION IMPLICATIONS OF THE OFFER

Taxation implications will vary depending upon the specific circumstances of individual Security Holders. Investors should obtain their own professional advice before concluding the particular taxation treatment which will apply to them. Section 8 contains a summary of the taxation implications for Eligible Retail Security Holders.

The recent High Court decision in *Federal Commissioner of Taxation v McNeil* has raised issues in relation to the Australian tax treatment of rights issues.

The Westfield Group and its tax adviser have discussed the possible application of *McNeil* to the Offer with the ATO and based on those discussions the Westfield Group's tax adviser has formed the view that:

- the receipt of the Offer should not give rise to an amount of assessable income or capital gain or cost base reduction to Security Holders, and
- if you do not accept the Offer, any amount you receive from the Joint Lead Managers under the arrangements described in sections 2.4 and 2.5 will be treated as ordinary assessable income.

More detail on these issues and other Australian and New Zealand taxation implications of the Offer are discussed in section 8.

2.9 UNDERWRITING

The Offer is underwritten by the Joint Lead Managers. Section 9.5 contains a summary of the Underwriting Agreement, which includes a number of termination events. If the Underwriting Agreement is terminated by the Joint Lead Managers, the Offer may not proceed, in which case Application Monies that have not resulted in the issue of New Securities will be refunded without interest.

The underwriting arrangements ensure that, unless the Joint Lead Managers are entitled to terminate the Underwriting Agreement, the Westfield Group will receive all of the proceeds sought to be raised under the Offer.

2.10 WITHDRAWAL OF OFFER

The Directors reserve the right to withdraw the Offer and this Prospectus at any time, in which case the Westfield Group will refund Application Monies in accordance with the Corporations Act and will do so without interest.

2.11 INTERNATIONAL SELLING RESTRICTIONS

This Prospectus is being sent to Security Holders on the register as at 7.00pm (Sydney time) on the Record Date with registered addresses in Australia and New Zealand.

This Prospectus and the accompanying Acceptance Form do not constitute an offer or invitation in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or invitation. Return of a duly completed Acceptance Form will be taken by the Westfield Group to constitute a representation that there has been no breach of such laws. Eligible Security Holders who are nominees, trustees or custodians are therefore advised to seek independent advice as to how they should proceed. Eligible Security Holders who hold Securities on behalf of persons who are not resident in Australia or New Zealand are responsible for ensuring that taking up New Securities under the Offer does not breach the selling restrictions set out in this Prospectus or otherwise violate the securities laws in the relevant overseas jurisdictions.

2. Details of the Offer

CONTINUED

The distribution of this Prospectus in jurisdictions outside Australia and New Zealand may be restricted by law and anyone who receives this Prospectus should seek advice on and observe such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. No action has been taken to register or qualify the New Securities or the Offer, or otherwise permit a public offering of New Securities, in any jurisdiction outside Australia and New Zealand.

The following international selling restrictions relate to the issue of New Securities under the Offer.

(a) United States

New Securities have not been, and will not be, registered under the US Securities Act and may not be offered, sold or resold in the United States, or to, or for the account or benefit of, a US Person, except in a transaction exempt from the registration requirements of the US Securities Act and applicable United States securities laws. Accordingly, the New Securities will constitute "restricted securities" within the meaning of Rule 144(a)(3) under the US Securities Act and, for so long as the New Securities remain restricted securities, the New Securities may not be deposited in any unrestricted American Depositary Receipt facility with respect to the Securities of the Westfield Group, including, without limitation, the Westfield Group's American Depositary Receipt facility for which the Bank of New York acts as a depository. US Persons who are Security Holders will be ineligible to participate in the Offer. However, in conjunction with the Institutional Offer and the Retail Offer (but not the Bookbuilds), New Securities may be offered and sold within the United States to Security Holders that are QIBs in transactions exempt from the registration requirements of the US Securities Act on the terms similar to the Offer (including the Offer Price and ratio of New Securities offered per Existing Security).

(b) New Zealand

In making the Offer in New Zealand, the Westfield Group is relying on the Securities Act (Australian Issuers) Exemption Notice 2002 (NZ), by virtue of which this Prospectus is not required to be registered in New Zealand.

(c) United Kingdom

This Prospectus does not constitute an offer of transferable securities to the public in the United Kingdom to which section 85 of the Financial Services and Markets Act 2000 of the United Kingdom (**FSMA**) applies and has not been delivered to the Financial Services Authority (**FSA**) in accordance with the Prospectus Rules published by the FSA. No New Securities will be offered or sold except in circumstances which have not resulted and will not result in an offer to the public in contravention of section 85 of the FSMA in the United Kingdom.

New Securities include units in WFT and WFA which are unregulated collective investment schemes for the purposes of United Kingdom law and regulation. New Securities may only be promoted in the United Kingdom to restricted categories of persons.

Invitations or inducements to engage in investment activity within the meaning of section 21 of the FSMA (a "financial promotion") in connection with the issue or sale of any of the New Securities in the United Kingdom will only be communicated in circumstances which would give rise to (i) no breach of section 21(1) of the FSMA (which restricts the making of financial promotions) and (ii) no breach of section 238(5) of the FSMA (which restricts the communication of invitations and inducements to participate in a collective investment scheme by authorised persons).

The distribution of this Prospectus in the United Kingdom is directed only at (i) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (**FPO**) and Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) (Exemptions) Order 2001, as amended (**PCISO**), and (ii) high net-worth companies, unincorporated associations and other bodies within the categories described in Article 49(2) of the FPO and Article 22(2) of the PCISO and (iii) persons to whom it is otherwise lawful to distribute it. The investment or investment activity to which this Prospectus relates is available in the United Kingdom only to such persons. It is not intended that this Prospectus be distributed or passed on in the United Kingdom, directly or indirectly, to any other class of person and in any event and under no circumstances should persons of any other description rely on or act upon the contents of this Prospectus.

An invitation or inducement to participate in the offer or otherwise to invest in New Securities may not be issued by an authorised person save to the extent permitted in accordance with COB 3 Annex 5 of the rules of the FSA.

(d) Hong Kong

Any security acquired under this document must not be sold within six months of allotment. Neither this document nor the New Securities have been authorised by the Hong Kong Securities and Futures Commission and no invitation, advertisement or other document relating to the New Securities, whether in Hong Kong or elsewhere, has been or will be issued, which is directed at, or the contents of which are likely to be accessed or read by the public in Hong Kong within the meaning of the Securities and Futures Ordinance (Cap 571).

This document is not, and will not be registered as a prospectus in Hong Kong under the Companies Ordinance (Cap 32) (**CO**). The offer contained in this document is not an offer to the public. New Securities may not be offered or sold directly or indirectly in Hong Kong by means of this document or by any other offering material or document other than to persons who are "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made thereunder, or except in circumstances which do not result in this document being a "prospectus" as defined in the CO or which do not constitute an offer to the public in breach of the CO.

Neither this document nor any part of it is, and under no circumstances is it to be construed as an advertisement of securities in Hong Kong.

(e) Singapore

This Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of New Securities may not be circulated or distributed, nor may New Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an existing holder of Securities pursuant to Sections 273(cd) and 282X(3)(e) of the Securities and Futures Act, Chapter 289 of Singapore (**SFA**), or (ii) otherwise pursuant to, and in accordance with, the conditions of an exemption under any provision of Subdivision (4) of Division 1 of Part XIII and an exemption under any provision of Subdivision (3) of Division 1A of Part XIII of the SFA.

(g) Denmark

This Prospectus and the New Securities offered herein have not been filed with or approved by the Danish Financial Supervisory Authority or any other regulatory authority in the Kingdom of Denmark nor does this document constitute a prospectus or other promotional material for the public offering of securities in accordance with Danish law. Accordingly, the New Securities offered herein may not be offered or sold, directly or indirectly, in Denmark, nor may this document be marketed or distributed in Denmark except to qualified investors a defined in the European Economic Area Prospectus Directive as implemented under Danish law or if it is otherwise in compliance with the Danish Securities Trading Act and any Executive Orders issued thereunder, including Executive Order No. 306 of 28 April 2005 on the first public offer of certain securities, as amended from time to time.

(h) Other Member States of the European Economic Area

In relation to the other Member States of the European Economic Area who have implemented the Prospectus Directive and who have not been referred to specifically above excluding Ireland and Italy (each, a **Relevant Member State**), an offer to the public of any New Securities contemplated by this Prospectus may not be made in that Relevant Member State other than offers:

i. to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

ii. to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, all as shown in its last (or, in Sweden, its last two) annual or consolidated accounts (and, in Norway, who is registered with the Oslo Stock Exchange as a professional investor); or

2. Details of the Offer

CONTINUED

iii. in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of New Securities shall result in a requirement for the publication by the issuer (or any underwriter of the offer) of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any New Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the New Securities to be offered so as to enable an investor to decide to purchase the New Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

(i) Switzerland

This Prospects is being communicated in Switzerland to a limited circle of selected investors only. Each copy of this document is addressed to a specifically named recipient and may not be passed on to third parties. The New Securities are not being offered to the public in Switzerland, and neither this Prospectus, nor any other offering materials may relating to the New Securities may be distributed in connection with any such public offering.

2.12 TOP-UP SECURITIES AND RIGHTS OF THE WESTFIELD GROUP AND THE JOINT LEAD MANAGERS

The Institutional Offer and the Institutional Bookbuild will occur prior to the Record Date. As a result, the Westfield Group, in consultation with the Joint Lead Managers and the Registry, will require Eligible Institutional Security Holders to estimate their entitlements under the Offer. As a result of the reconciliation between information provided by the Westfield Group, the Registry and Institutional Security Holders' registered holding on the Record Date, it is possible that the Westfield Group may need to issue a small quantity of additional New Securities **(Top-up Securities)** to ensure all Eligible Security Holders receive their full entitlement under the Offer.

The price at which any Top-Up Securities will be issued is not known but will be no lower than the Offer Price.

If any Security Holder under the Institutional Offer subscribes for a greater number of New Securities than it was actually entitled to based on its holding at the Record Date then, in the absolute discretion of the Westfield Group and the Joint Lead Managers, the relevant Security Holder may be required to:

- transfer to the Joint Lead Managers the number of New Securities oversubscribed at the Offer Price. If necessary, the relevant Security Holder will be required to remit existing Securities held by them or to purchase Securities on market to meet this obligation. The relevant Security Holder will bear any and all losses caused by the overstatement of their holding and any actions they are required to take with respect to this overstatement; or
- subscribe for the New Securities in excess of its actual entitlement under the Offer at the price under the Institutional Bookbuild.

The Westfield Group and the Joint Lead Managers may, in their absolute discretion, require the relevant Security Holder to do one only, or a combination, of the above.

If any Security Holder receives a Bookbuild Premium following the Institutional Bookbuild and it is subsequently discovered that the Security Holder has received a Bookbuild Premium relating to more New Securities than it was entitled based on its actual holding at the Record Date then, in the absolute discretion of the Westfield Group and the Joint Lead Managers, the Security Holder must:

- repay to the Joint Lead Managers any amount the Joint Lead Managers have paid to the Security Holder (either directly or by a nominee) in excess of the Bookbuild Premium to which the Security Holder was entitled (after taking into account any New Securities taken up by the Security Holder) based on its actual holding at the Record Date; or
- remit to the Joint Lead Managers the number of New Securities allocated to the Security Holder equal to the excess over the Offer Price achieved under the Institutional Bookbuild multiplied by the difference between the number of New Securities for which the Offer lapsed and the number of New Securities that the Security Holder was actually entitled to, based on its actual holding at the Record Date. If necessary, the Security Holder will be required to remit existing Securities held by them or to purchase Securities on market to meet this obligation. The relevant Security Holder will bear any and all losses caused by the overstatement of their holding and any actions they are required to take with respect to this overstatement.

The Westfield Group and the Joint Lead Managers may, in their absolute discretion, require the relevant Security Holder to do one only, or a combination, of the above.

By accepting the Offer or receiving any Bookbuild Premium, Security Holders irrevocably acknowledge and agree to do any of the above as required by the Westfield Group or the Joint Lead Managers in their absolute discretion. Such Security Holders acknowledge that there is no time limit on the ability of the Westfield Group or the Joint Lead Managers to require any of the actions set out above.

3. Actions required by Eligible Retail Security Holders

3.1 CHOICES AVAILABLE

Before taking any action in relation to the Retail Offer, Eligible Retail Security Holders should read this Prospectus in its entirety including section 6 (Risk factors) and section 8 (Taxation implications). If you do not understand any part of this Prospectus, or you are in any doubt as to how to deal with the Offer, you should consult your stockbroker, accountant or professional adviser.

Eligible Retail Security Holders may either:

- accept the Offer in full;
- partially accept the Offer; or
- take no action and not accept the Offer.

The Retail Offer is a pro-rata offer to Eligible Retail Security Holders. Eligible Retail Security Holders who accept the Offer in full will retain their percentage holding in the Westfield Group. The percentage holding of Eligible Retail Security Holders who do not accept or who partially accept the Offer will be reduced as a result of the Offer.

3.2 IF YOU WISH TO ACCEPT THE OFFER IN FULL

If you wish to accept the Offer in full, you should:

- complete the personalised Acceptance Form which was sent to all Eligible Retail Security Holders with this Prospectus in accordance with the instructions set out on the form; and
- include payment for the Application Monies for the total amount indicated on your personalised Acceptance Form; and
- return the Acceptance Form and Application Monies to the Registry at one of the following addresses:

Postal Address:
Computershare Investor Services Pty Limited
GPO Box 253
Sydney NSW 2001

Delivery Address:
Computershare Investor Services Pty Limited
Level 2, 60 Carrington Street
Sydney NSW 2000

Completed Acceptance Forms and Application Monies **will not** be accepted at the Westfield Group's registered office.

In the alternative, if you wish to pay by BPAY® you should make your payment by BPAY® for the full amount payable (being the Offer Price multiplied by the number of New Securities comprising your entitlement). If you choose to pay by BPAY® you are not required to submit the Acceptance Form.

Your completed Acceptance Form and Application Monies (or BPAY® payment) must be received at the Registry no later than 5.00pm (Sydney time) on the Closing Date – 6 July 2007.

You must check the processing cut off time for BPAY® transactions with your bank, credit union or building society as it may be earlier than the scheduled close of this Offer. Applicants submitting their payment through BPAY® must do so in sufficient time to ensure funds are received by the close of the Offer.

It is expected that New Securities will be allotted on 18 July 2007.

If you wish to have New Securities allotted on the allotment date for the Institutional Offer, which is expected to be 5 July 2007, you must return your completed Acceptance Form (and the required Application Monies) by 29 June 2007.

3.3 IF YOU WISH TO PARTIALLY ACCEPT THE OFFER

If you wish to partially accept the Offer, you should:

- complete the personalised Acceptance Form which was sent to all Eligible Retail Security Holders with this Prospectus in accordance with the instructions set out on the form, indicating the number of New Securities you wish to accept (this will be less than the total number specified on the Acceptance Form); and
- include payment for the Application Monies (being $19.50 multiplied by the number of New Securities you are applying for – you will need to calculate this number yourself) to the Offer and Acceptance Form; and
- return the Acceptance Form and Application Monies to the Registry at one of the following addresses:

Postal Address:
Computershare Investor Services Pty Limited
GPO Box 253
Sydney NSW 2001

Delivery Address:
Computershare Investor Services Pty Limited
Level 2, 60 Carrington Street
Sydney NSW 2000

In the alternative, if you wish to pay by BPAY® you should make your payment by BPAY® for the number of securities you wish to take up (being the Offer Price multiplied by the number of New Securities). If you choose to pay by BPAY® you are not required to submit the Acceptance Form.

Your completed Acceptance Form and Application Monies (or BPAY® payment) must be received at the Registry no later than 5.00pm (Sydney time) on the Closing Date – 6 July 2007.

You must check the processing cut off time for BPAY® transactions with you bank, credit union or building society as it may be earlier than the scheduled close of this Offer. Applicants submitting their payment through BPAY® must do so in sufficient time to ensure funds are received by the close of the Offer.

3. Actions required by Eligible Retail Security Holders

CONTINUED

It is expected that New Securities will be allotted on 18 July 2007.

If you wish to have New Securities allotted on the allotment date for the Institutional Offer, which is expected to be 5 July 2007, you must return your completed Acceptance Form and (the required Application Monies) by 29 June 2007.

The Offer will lapse in respect of any New Securities you have not accepted as part of the Offer by the Closing Date. The Westfield Group has made arrangements for these New Securities to be offered for sale under the Retail Bookbuild (see section 2.4(b)).

Any excess of the sale proceeds achieved through the Retail Bookbuild over the Offer Price of $19.50 for each of those New Securities sold in the Retail Bookbuild will be paid to you.

There is no guarantee that you will receive any payment from the sale of New Securities in the Retail Bookbuild. There is also no guarantee that any value achieved under the Institutional Bookbuild will be matched in the Retail Bookbuild (or vice versa). Neither the Westfield Group nor the Joint Lead Managers will be liable for any failure to achieve a price in the Retail Bookbuild that is greater than the Offer Price.

3.4 IF YOU DO NOT WISH TO ACCEPT THE OFFER

If you do not wish to accept the Offer, you do not need to do anything and the Offer will lapse on the Closing Date.

The Westfield Group has made arrangements for any New Securities you do not accept as part of the Offer to be offered for sale under the Retail Bookbuild (see section 2.4(b)).

Any excess of the sale proceeds achieved through the Retail Bookbuild over the Offer Price of $19.50 for each of those New Securities sold in the Retail Bookbuild will be paid to you.

There is no guarantee that you will receive any payment from the sale of New Securities in the Retail Bookbuild. There is also no guarantee that any value achieved under the Institutional Bookbuild will be matched in the Retail Bookbuild (or vice versa). Neither the Westfield Group nor the Joint Lead Managers will be liable for any failure to achieve a price in the Retail Bookbuild that is greater than the Offer Price.

3.5 INELIGIBLE SECURITY HOLDERS

The Retail Offer is not being extended to any Retail Security Holder whose registered address is outside Australia or New Zealand (unless the Westfield Entities otherwise permit in particular cases) or who is, or who holds for the account or benefit of, a US Person or a person in the United States.

If you are an Ineligible Security Holder, any New Securities that would have been offered to you if you had been eligible to receive an Offer will be offered for sale under the Retail Bookbuild (see section 2.4(b)).

Any excess of the sale proceeds achieved through the Retail Bookbuild over the Offer Price of $19.50 for each of those New Securities sold in the Retail Bookbuild will be paid to you.

There is no guarantee that you will receive any payment from the sale of New Securities in the Retail Bookbuild. There is also no guarantee that any value achieved under the Institutional Bookbuild will be matched in the Retail Bookbuild (or vice versa). Neither the Westfield Group nor the Joint Lead Managers will be liable for any failure to achieve a price in the Retail Bookbuild that is greater than the Offer Price.

3.6 APPLICATION MONIES

The Offer Price is $19.50 for each New Security.

Acceptance Forms must be accompanied by a cheque, money order or bank draft for the Application Monies. Cheques, bank drafts or money orders must be drawn on an Australian financial institution in Australian currency only, made payable to "**Westfield Holdings Limited – Westfield Group Application Account**" and crossed "Not Negotiable". Cash will not be accepted.

Receipts for payment will not be issued.

You should ensure that sufficient funds are held in relevant account(s) to cover the cheque(s). If the amount of your cheque(s) for Application Monies (or the amount for which those cheque(s) clear in time for allocation) is insufficient to pay for the number of New Securities you have applied for in your Acceptance Form, you may be taken to have applied for such lower number of New Securities as your cleared Application Monies will pay for (and to have specified that number of New Securities on your Acceptance Form) or your application may be rejected and any New Securities not accepted, or New Securities in respect of a rejected Application, will be sold in the Retail Bookbuild.

If you have an Australian bank account you can pay for your New Securities by BPAY®. Payment by BPAY® should be made in accordance with the instructions set out on the Acceptance Form. The Biller Code and Reference Number appears on the Acceptance Form. If you pay by BPAY® but do not pay for your full entitlement, your remaining entitlement will lapse and will be offered for sale in the Retail Bookbuild. If you make your payment by BPAY® you do not need to lodge the Acceptance Form.

For professional and sophisticated investors participating in the Institutional Bookbuild and the Retail Bookbuild, the payment for New Securities taken up under one of these bookbuilds is required on 4 July 2007 and on 17 July 2007 respectively. Settlement by professional and sophisticated investors will be by delivery versus payment in accordance with the instructions provided by the Joint Lead Managers.

3.7 NO INTEREST ON APPLICATION MONIES

Until New Securities are issued, the Westfield Entities will hold the Application Monies on trust in a bank account. The account will be established and kept solely for the purpose of depositing Application Monies and retaining those funds for as long as required under the Corporations Act. Any interest accrued on Application Monies will be retained by the Westfield Group and will not be paid to the relevant Eligible Security Holder, including if the Offer is cancelled or withdrawn.

3.8 FURTHER INFORMATION

Any questions relating to the Securities upon which your entitlement under the Offer has been calculated and the processing of your application under the Offer can be directed to the Westfield Offer Information Line on 1800 286 596 (within Australia) or on +613 9415 4395 (from outside Australia) at any time from 8.30am to 5.00pm (Sydney time) Monday to Friday during the Offer Period.

4. Westfield Group

4.1 OVERVIEW

The Westfield Group is the world's largest listed retail property group with an equity market capitalisation in excess of $38 billion as at 31 May 2007. It is the seventh largest entity, based on market capitalisation, on the ASX S&P200 Index.

As at 31 December 2006, the Westfield Group's property investment portfolio consisted of interests in 121 shopping centres located in Australia, New Zealand, the United States and the United Kingdom, with more than 22,000 retailers in 10.2 million square metres of GLA. As at 31 December 2006, the Westfield Group's property investment portfolio had a gross value of more than $60 billion.

Portfolio summary as at 31 December 2006

	US	Australia	UK	New Zealand	Total
Centres	59	44	7	11	121
Retail outlets	9,000	11,500	750	1,500	22,750
GLA (million sqm)	6.1	3.5	0.3	0.3	10.2
Westfield asset value (billion)[1]	US$15.6	$19.3	£1.0	NZ$2.6	$43.9
Assets under management (billion)[2]	US$18.7	$25.1	£3.8	NZ$2.8	$60.7
Australian dollar exchange rate as at 31/12/06	0.7896	1.0000	0.4025	1.1212	

[1] The Westfield Group's share of shopping centre assets and excludes work in progress and assets held for redevelopment.

[2] The Westfield Group and joint venture share of shopping centre assets and includes work in progress and assets held for redevelopment.

The Westfield Group had total assets (comprising shopping centres and other assets) of $48.9 billion as at 31 December 2006 and annual property income (excluding revaluations) of $3.8 billion for the year ended 31 December 2006, of which $1.7 billion was derived from its Australian and New Zealand operations, $1.9 billion was derived from its United States operations and $0.2 billion was derived from its United Kingdom operations.

The Westfield Group is an internally managed, vertically integrated shopping centre group. It operates in the following business segments:

- shopping centre ownership;
- property management and leasing;
- property development, design and construction; and
- funds and asset management.

The Westfield Group was formed in July 2004 by the stapling of the ASX listed securities of Westfield, WFT and WFA (**Stapling Transaction**). The stapled securities of the Westfield Group are quoted and trade together on the ASX under the code "WDC".

Notwithstanding the Stapling Transaction, the Westfield Group continues to conduct all of its operations through Westfield, WFT, WFA and their respective subsidiaries. Although Westfield, WFT and WFA each continue to have separate existence, Westfield, WFT and WFA now operate as a coordinated economic group, with a common public investor base, common business objectives and a common membership of their boards of directors. Distributions paid by the Westfield Group comprise dividends from Westfield and distributions from each of WFT and WFA.

The Westfield Group has also established a Level 1 American Depositary Receipt (**ADR**) program which permits investors to invest in the Westfield Group through a US traded security. Each ADR represents two Securities and trades on the US over-the-counter market under the symbol "WFGPY".

For further information regarding the Westfield Group, please refer to the following website: www.westfield.com/corporate.

4.2 BUSINESS SEGMENTS

(a) Shopping centre ownership

As at 31 December 2006, the Westfield Group had total assets of $48.9 billion, comprising interests in 121 shopping centres in four countries with an aggregate gross value of more than $60 billion and with approximately 10.2 million square metres of GLA.

The Westfield Group's shopping centres are geographically diverse, spread across five states and one territory in Australia and 13 states in the United States, as well as in New Zealand and the United Kingdom. The Westfield Group's size and geographic diversity significantly reduce its dependence upon any single tenant or property. As at 31 December 2006, the Westfield Group's largest shopping centre investment represented 4.4% of its total shopping centre investments, and its ten largest shopping centre investments represented 25.0% of its total shopping centre investments.

Generally, the Westfield Group's shopping centres are located in or near major metropolitan areas, anchored by long-term tenancies with major retailers, and incorporate a wide cross section of specialty retailers and national chain store operators. The Westfield Group's shopping centre investments are undertaken on both a wholly owned basis and through joint ventures and co-ownership arrangements, in each case primarily with major institutional investors.

Australia and New Zealand

As at 31 December 2006, the Westfield Group had interests in 55 shopping centres in Australia and New Zealand, comprised of approximately 3.8 million square metres of GLA. Of these 55 properties, 29 are wholly owned, 25 are held through joint ventures or co-ownership agreements, and one property is held through a participating ground lease or head lease arrangement. As at 31 December 2006, the gross value of these 55 properties (including work in progress and assets held for redevelopment) was $27.5 billion, of which the book value of the Westfield Group's proportionate interest was $22.1 billion. The Westfield Group manages 48 of the 55 shopping centres. As at 31 December 2006, the Westfield Group's Australian and New Zealand property portfolio was in excess of 99.5% leased.

United States

In the United States, as at 31 December 2006, the Westfield Group owned interests in 59 shopping centres, comprised of approximately 6.1 million square metres of GLA. Of the 59 properties, 51 are accounted for as consolidated entities and eight are accounted for as equity accounted joint ventures. As at 31 December 2006, the gross value of these investments (including work in progress and assets held for redevelopment) was approximately $23.7 billion, of which the book value of the Westfield Group's proportionate interest was $20.7 billion. The Westfield Group manages all 59 shopping centres as well as 11 airport concessions in the United States. As at 31 December 2006, the Westfield Group's United States portfolio was 94.5% leased.

United Kingdom

In the United Kingdom, as at 31 December 2006, the Westfield Group owned interests in and managed seven shopping centres, comprised of approximately 0.3 million square metres of GLA. All but one of the Westfield Group's shopping centres in the United Kingdom are held through joint ventures. In addition to the seven shopping centres there are three development properties, of which two are wholly owned and one is a joint venture. As at 31 December 2006, the value of the gross assets under management in the United Kingdom portfolio (including work in progress and assets held for redevelopment) was $9.4 billion, and the book value of the Westfield Group's proportionate interest was $5.2 billion. As at 31 December 2006, the Westfield Group's United Kingdom portfolio was in excess of 99.0% leased.

(b) Property management and leasing

Property management involves leasing and day-to-day management and marketing of the Westfield Group's shopping centre portfolio and other properties. The Westfield Group's shopping centres are designed to provide an efficient and dynamic environment for retailers and a quality shopping experience for consumers, thereby creating a platform for the Westfield Group's retailers to enhance their performance and for the Westfield Group to maximise its returns. The Westfield Group works to build and maintain long-term relationships with its retailers in addition to developing strong relationships with consumers by supporting the local community of each shopping centre through various marketing and community based activities.

4.2 BUSINESS SEGMENTS (CONTINUED)

(c) Property development, design and construction

The Westfield Group's development strategy is to generate superior long term earnings and capital growth by developing the Westfield Group's centres to generate returns above the Westfield Group's cost of capital. A major part of this development strategy involves the creation of major landmark retail destinations on an international scale. Examples include the recently completed projects at Bondi Junction, Sydney, Century City and Topanga, Los Angeles and San Francisco in the United States.

The Westfield Group's property development activities are vertically integrated and involve the development, design, construction and initial leasing of shopping centres in which it has an interest. These activities include purchasing land, obtaining approvals from regulatory authorities, conducting negotiations with major retailers, preparing feasibility studies and acting as architect, project manager and general contractor for each shopping centre development and redevelopment project.

During 2006, 12 development projects were completed of which the Westfield Group's share of development cost was $1.6 billion. These development projects have delivered significant return on investment for the Westfield Group with a weighted average income yield of 9.6% and a development gain on completion of $1.1 billion.

The Westfield Group currently has 19 projects under construction at a forecast cost (as at 31 March 2007) of $7.6 billion (the Westfield Group's share being $5.4 billion) all of which are expected to be completed over the next three years. In addition to these current projects, the Westfield Group anticipates to commence in excess of $10 billion (the Westfield Group's share being $9 billion) of new projects in Australia, New Zealand, the Untied States and the United Kingdom over the next three years. The Westfield Group intends to fund these projects through an appropriate combination of debt and equity, including capital derived from the Offer and initiatives such as the formation of joint ventures, property funds, strategic asset sales and the issuance of Property Linked Notes (see section 4.5 below).

Australia and New Zealand

In Australia, the Westfield Group currently has seven projects with an aggregate value of $1.6 billion under construction. This includes three projects in Victoria: Doncaster ($600 million), Plenty Valley ($200 million) and Bay City ($195 million). The Westfield Group has also commenced the redevelopment of Kotara in New South Wales ($170 million) and the second stage of North Lakes in Queensland ($155 million). The Westfield Group's first 'greenfield' project in New Zealand has commenced with the NZ$205 million Westfield Albany development. The Westfield Group has also commenced a redevelopment project at Manukau in Auckland (NZ$70 million).

United States

In the United States, the Westfield Group currently has ten projects under construction totalling approximately US$1.1 billion, including the US$100 million project at Garden State Plaza in New Jersey, the US$150 million project at Annapolis in Maryland, the US$230 million project at Southcenter in Washington, the US$240 million project at Galleria at Roseville in California, the US$50 million second stage of the project at Topanga in California, and five other projects totalling US$280 million.

United Kingdom

In the United Kingdom, the Westfield Group currently has £1.94 billion of development projects that are scheduled to be completed in the next two years. The £340 million redevelopment project at Westfield Derby is expected to be completed in the final quarter of 2007, six months ahead of the original timetable. Construction of the £1.6 billion Westfield London development at White City is well advanced with completion scheduled for late 2008.

(d) Joint ventures

The Westfield Group manages certain assets on behalf of institutional and other investors for which it receives management fees. The Westfield Group generally undertakes these activities on a joint venture basis on specific properties with partners such as DB RREEF, AMP Capital Investors, Prudential Plc, JP Morgan Real Estate Investment Management, Queensland Investment Corporation, the Government Investment Corporation of Singapore, Possfund and BT Pension Scheme.

WML is also the responsible entity of the Carindale Property Trust, which is an Australian publicly listed property trust that owns a 50% interest in Westfield Carindale, one of Brisbane's largest regional shopping centres.

4.3 PROPERTY INFORMATION

The following tables set out certain information regarding Westfield Group's properties as at 31 December 2006.

United States

For the year ended 31 December 2006				Retail Sales				Lettable Area (Sqf)		
				Specialty Annual Sales						
Shopping Centre	Interest %	Book Value 31 Dec 2006 US$ Million	Retail Cap Rate	US$million	US$PSF	Var. PSF %	Occupancy Cost %	Total	Specialty	Number of Retailers
East Coast										
Connecticut										
Connecticut Post*	100	283.8	6.50%	90.2	366	24.5	16.7%	1,442,278	653,689	187
Meriden	100	178.0	6.96%	84.1	343	4.0	16.9%	908,452	456,515	154
Trumbull	100	313.4	6.41%	131.3	419	(0.4)	15.5%	1,196,195	499,567	171
Florida/Tampa										
Brandon	100	218.5	7.00%	150.4	511	5.4	11.9%	971,585	351,870	156
Citrus Park	100	216.2	7.60%	122.0	436	3.6	13.2%	1,093,621	454,065	146
Countryside	100	246.8	6.03%	118.5	391	(1.3)	13.9%	1,217,732	398,917	166
Sarasota*	100	93.5	7.50%	59.0	334	2.1	12.3%	865,299	284,649	117
Southgate	100	100.8	6.60%	61.9	536	(0.5)	9.9%	422,473	136,599	49
Maryland										
Annapolis	100	442.2	5.94%	209.0	604	5.2	12.3%	1,208,961	516,813	174
Montgomery	50	243.8	5.48%	213.6	561	1.3	14.7%	1,227,799	515,698	190
Wheaton*	100	334.2	6.77%	98.8	339	(3.5)	18.6%	1,623,034	635,161	202
New Jersey										
Garden State Plaza	50	539.5	6.00%	341.3	663	6.2	16.1%	1,991,549	858,717	264
New York										
South Shore	100	246.2	6.70%	98.9	432	2.3	17.9%	1,165,453	308,192	123
Sunrise	100	161.2	8.10%	79.5	350	1.4	19.4%	1,242,258	508,760	162
North Carolina										
Eastridge	100	47.8	6.96%	42.9	236	6.4	10.7%	916,361	316,614	97
Mid west										
Illinois/Chicago										
Chicago Ridge	100	126.6	7.33%	88.0	387	(0.1)	16.6%	829,717	406,677	142
Fox Valley	100	258.5	6.47%	127.1	372	9.1	14.4%	1,435,172	555,420	190
Hawthorn	100	241.0	7.50%	106.5	348	0.8	15.8%	1,293,373	490,575	161
Louis Joliet	100	131.5	6.25%	76.7	392	9.1	13.1%	946,217	329,749	110
North Bridge	33	130.0	6.26%	102.2	780	9.6	15.0%	678,175	418,175	69
Old Orchard	100	416.7	6.33%	167.1	553	2.2	16.0%	1,699,564	681,789	130
Indiana										
Southlake	100	266.8	6.70%	133.0	410	5.0	13.7%	1,293,791	607,450	169
Missouri/St Louis										
Chesterfield*	100	237.0	6.70%	115.4	317	10.9	13.8%	1,295,479	635,443	196
Crestwood	100	64.4	13.12%	49.6	216	(10.3)	21.3%	1,022,455	444,479	156
Mid Rivers	100	188.7	6.03%	89.0	360	5.5	12.6%	1,051,784	455,880	150
South County	100	189.9	6.09%	95.4	370	10.0	12.2%	1,033,314	379,561	152
West County	100	356.3	5.97%	148.6	462	5.4	15.3%	1,266,374	475,905	151
Nebraska/Lincoln										
Gateway*	100	144.9	7.03%	77.8	332	7.1	13.3%	969,384	411,766	122
Ohio										
Belden Village	100	187.2	6.20%	106.3	413	2.9	13.1%	823,681	313,492	113
Franklin Park*	100	404.4	5.70%	134.5	449	0.0	15.7%	1,286,652	620,849	159
Great Northern	100	166.9	6.64%	91.8	349	6.5	15.1%	1,241,361	443,395	140
Southpark	100	195.1	7.50%	115.2	337	0.3	14.8%	1,463,711	761,816	155

* Centre impacted by development

4.3 PROPERTY INFORMATION (CONTINUED)

United States

For the year ended 31 December 2006				Retail Sales				Lettable Area (Sqf)		
				Specialty Annual Sales						
Shopping Centre	Interest %	Book Value 31 Dec 2006 US$ Million	Retail Cap Rate	US$million	US$PSF	Var. PSF %	Occupancy Cost %	Total	Specialty	Number of Retailers
West Coast										
Northern California										
Downtown Plaza	100	206.3	6.13%	79.5	373	(1.2)	14.1%	1,205,465	385,302	110
Galleria at Roseville	100	335.9	6.23%	181.7	553	1.7	11.1%	1,032,856	460,812	144
Oakridge	100	404.9	5.88%	144.4	442	2.6	14.1%	1,137,575	629,246	206
San Francisco Centre*	50	459.1	5.11%	159.1	677	7.8	21.4%	1,456,405	510,997	187
Solano	100	247.3	5.80%	109.5	395	2.9	13.3%	1,039,967	480,392	160
Valley Fair	50	500.7	5.38%	398.4	809	4.9	13.5%	1,478,823	744,095	258
Southern California Los Angeles										
Century City*	100	699.3	5.00%	185.8	808	9.3	16.9%	849,081	492,081	138
Eastland	100	126.7	6.12%	19.0	365	(0.2)	3.8%	794,100	592,300	35
Fashion Square	50	145.5	5.65%	167.3	568	14.1	11.5%	845,350	342,815	128
Fox Hills	100	201.3	6.10%	93.0	372	0.9	16.4%	871,470	320,125	145
Mainplace	100	283.1	6.67%	139.5	429	0.6	15.2%	1,108,208	447,708	183
Palm Desert	100	219.1	5.60%	105.9	417	2.8	14.5%	1,008,085	382,892	151
Promenade	100	84.1	6.40%	39.9	441	(1.4)	8.0%	614,425	344,425	49
Santa Anita	100	418.6	5.80%	177.7	450	8.1	14.2%	1,346,815	665,994	203
Topanga*	100	715.2	5.40%	137.2	464	7.3	15.8%	1,424,680	647,522	248
Valencia Town Center	50	111.8	7.13%	142.6	444	(1.9)	14.9%	862,502	469,583	156
West Covina	100	308.7	5.90%	151.8	375	4.5	15.8%	1,167,316	519,222	204
Southern California San Diego										
Horton Plaza	100	383.9	5.49%	107.1	490	(0.2)	14.6%	748,427	467,941	134
Mission Valley	100	300.8	5.93%	104.7	445	5.3	10.7%	1,572,802	779,478	121
North County	100	228.4	7.03%	130.1	431	4.5	16.1%	1,262,572	382,075	178
Parkway	100	343.7	6.10%	131.1	402	4.3	14.6%	1,319,980	553,640	202
Plaza Bonita	100	246.7	6.10%	133.1	473	2.6	13.0%	808,325	299,498	140
Plaza Camino Real	100	233.0	6.00%	106.2	353	(2.5)	13.6%	1,126,699	401,214	148
UTC	50	183.4	5.63%	189.3	620	5.1	11.3%	1,035,954	441,528	148
Washington										
Capital*	100	96.8	7.50%	80.3	398	8.4	11.3%	669,600	363,005	120
Southcenter	100	389.9	6.80%	169.8	654	4.9	11.2%	1,306,805	349,330	151
Vancouver	100	156.0	6.20%	83.3	358	7.2	11.4%	883,918	342,352	142

* Centre impacted by development

4.3 PROPERTY INFORMATION (CONTINUED)

Australia

For the year ended 31 December 2006

Shopping Centre	Interest %	Book Value 31 Dec 2006 $ Million	Retail Cap Rate	Retail Sales: Total Annual Sales $ Million	Retail Sales: Total Sales Variance %	Retail Sales: Specialty Sales Variance %	Speciality Sales $psm	Lettable Area (Sqm)[1]	Number of Retailers[1]
Australian Capital Territory									
Belconnen	100	647.7	5.25%	399.3	(1.5)	0.2	8,207	78,080	225
Woden	50	286.9	5.75%	410.1	0.9	1.5	9,605	72,624	268
New South Wales									
Bondi Junction	100	1,933.5	4.50%	825.4	9.4	11.5	9,647	131,579	504
Burwood	100	703.1	5.25%	365.1	1.8	2.7	8,947	65,251	245
Chatswood	100	840.1	5.50%	475.1	4.0	5.0	9,180	56,287	297
Eastgardens	–[2]	n/a	n/a	474.0	1.6	0.4	10,508	79,155	286
Figtree	100	110.9	7.00%	150.4	3.6	3.0	9,715	20,373	80
Hornsby	100	775.8	5.35%	549.1	1.4	3.2	7,234	100,778	326
Hurstville	50	288.0	6.00%	382.2	2.8	3.2	8,629	65,360	254
Kotara*	100	284.2	7.00%	289.2	(6.2)	(8.7)	9,646	44,688	143
Liverpool*	50	419.1	5.50%	318.2	6.5	7.4	8,116	93,619	342
Macquarie	55	433.5	5.50%	541.8	1.0	2.1	9,557	94,114	257
Miranda	50	579.2	5.25%	650.2	2.5	3.7	10,896	110,732	393
Mt Druitt*	50	199.0	6.50%	315.8	15.1	19.8	7,274	60,971	248
North Rocks	100	83.7	7.25%	102.2	3.3	1.8	6,382	21,298	87
Parramatta[3]*	100	1,432.1	5.00%	604.4	6.0	8.3	8,943	139,260	503
Penrith*	50	498.9	5.25%	535.1	12.4	28.8	9,385	90,494	348
Sydney City[4]*	100	1,183.3	6.49%	579.9	3.8	2.2	10,658	143,228	389
Tuggerah*	100	551.4	6.00%	426.7	23.6	25.4	6,824	82,816	264
Warrawong	100	204.4	7.25%	192.3	1.0	0.5	6,008	57,706	143
Warringah Mall	25	251.9	5.25%	727.3	5.2	6.3	9,449	124,396	330
Queensland									
Cairns	50	168.3	6.00%	333.4	5.2	7.5	10,269	53,971	229
Carindale	50	403.0	5.50%	604.1	6.3	5.9	9,609	116,212	295
Chermside*	100	1,037.7	5.50%	499.2	10.1	14.4	9,911	122,380	391
Helensvale*	50	138.3	6.25%	223.2	274.9	237.6	6,527	42,058	183
Mt Gravatt	75	567.8	5.75%	548.5	3.8	3.6	9,438	102,226	312
North Lakes	50	57.7	6.50%	143.2	9.5	10.1	7,266	25,679	98
Pacific Fair	44	453.4	5.25%	589.1	(1.8)	(1.7)	10,663	104,956	314
Strathpine	100	257.8	6.50%	223.3	3.1	0.4	7,772	48,100	154
South Australia									
Marion	50	439.0	5.50%	669.8	0.5	0.4	9,989	130,993	322
Tea Tree Plaza	50	318.2	5.25%	448.5	(0.2)	(0.4)	9,502	95,332	246
West Lakes	50	155.6	6.25%	293.7	5.9	8.1	7,786	61,467	216

[1] Includes office suites where applicable

[2] Eastgardens is managed by Westfield under a Head Lease

[3] A 50% interest in Parramatta was sold in April 2007, refer section 4.5(b)

[4] Sydney City represents the combined value and performance of Sydney Central Plaza, Centrepoint, Skygarden and Imperial Arcade

* Centre impacted by development

4. Westfield Group

CONTINUED

4.3 PROPERTY INFORMATION (CONTINUED)

Australia

For the year ended 31 December 2006

Shopping Centre	Interest %	Book Value 31 Dec 2006 $ Million	Retail Cap Rate	Retail Sales: Total Annual Sales $ Million	Retail Sales: Total Sales Variance %	Retail Sales: Specialty Sales Variance %	Speciality Sales $psm	Lettable Area (Sqm)[1]	Number of Retailers[1]
Victoria									
Airport West	50	137.1	6.50%	269.6	5.5	5.8	7,597	55,075	173
Bay City	50	107.2	6.50%	187.4	(2.5)	(2.5)	9,563	35,889	87
Doncaster*	100	387.3	6.75%	346.2	(0.4)	1.0	8,982	55,803	236
Fountain Gate	100	738.5	5.75%	606.3	5.7	4.8	8,971	140,146	316
Knox	30	260.3	5.75%	642.6	2.6	2.8	8,123	146,630	413
Plenty Valley	50	13.1	7.00%	57.4	12.1	22.7	7,901	6,232	28
Southland	50	590.1	5.00%	690.8	4.6	7.3	7,908	132,824	403
Western Australia									
Booragoon	25	181.6	5.50%	519.2	7.7	7.8	12,534	74,374	232
Carousel	100	623.8	5.75%	450.8	9.9	9.8	9,617	82,517	268
Innaloo*	100	228.0	6.50%	229.0	29.1	45.3	7,084	46,008	169
Karrinyup	25	119.7	5.75%	366.6	7.4	6.5	9,465	56,236	205
Whitford City	50	246.8	6.00%	395.4	9.1	16.2	8,372	76,463	299

[1] Includes office suites where applicable

* Centre impacted by development

New Zealand

For the year ended 31 December 2006

Shopping Centre	Interest %	Book Value 31 Dec 2006 NZ$ Million	Retail Cap Rate	Retail Sales: Total Annual Sales NZ$ Million	Retail Sales: Total Sales Variance %	Retail Sales: Specialty Sales Variance %	Speciality Sales NZ$psm	Lettable Area (Sqm)[1]	Number of Retailers[1]
New Zealand									
Chartwell*	100	137.1	7.25%	86.8	(22.1)	(8.6)	5,514	18,144	111
Downtown	100	73.2	7.50%	63.7	11.3	5.5	7,186	13,737	90
Glenfield	100	185.7	7.25%	178.6	3.1	2.2	7,106	31,096	138
Manukau	100	241.1	7.50%	175.8	(0.3)	(0.9)	8,869	36,794	159
Newmarket	100	254.7	6.22%	122.7	1.3	(0.1)	11,502	27,796	119
Pakuranga*	100	119.3	7.75%	117.7	15.4	4.9	6,713	27,676	127
Queensgate*	100	350.0	6.31%	202.5	65.8	74.7	6,744	51,043	183
Riccarton	100	378.4	6.25%	282.4	8.1	8.6	9,779	47,056	154
Shore City	100	144.8	7.00%	84.8	2.2	1.9	8,814	14,814	87
St Lukes	100	483.7	6.13%	275.5	1.4	1.7	10,594	39,990	182
WestCity	100	212.8	7.00%	161.1	0.7	1.3	7,139	36,823	149

[1] Includes office suites where applicable

* Centre impacted by development

4.3 PROPERTY INFORMATION (CONTINUED)

United Kingdom

For the year ended 31 December 2006

Shopping Centre	Location	Interest %	Book Value 31 Dec 2006 £ Million	Retail Cap Rate	Lettable Area (sqm)	Number of Retailers
England						
Broadmarsh	Nottingham	75	66.5	5.25%	45,483	106
Eagle Centre*	Derby	50	83.3	5.50%	50,661	69
Merry Hill	Birmingham	50	495.0	5.00%	123,733	286
Royal Victoria Place	Tunbridge Wells	50	83.1	5.10%	29,741	120
The Friary	Guildford	50	75.0	5.10%	14,031	72
Northern Ireland						
CastleCourt	Belfast	50	157.5	5.05%	31,480	92
Sprucefield	Lisburn	100	76.6	5.00%	21,461	5

* Centre impacted by development

4.4 BUSINESS STRATEGY

The Westfield Group's primary business objective is to provide superior returns for investors through a combination of capital and income growth. Its strategies to achieve this objective are as follows.

(a) Maximise the financial performance of each shopping centre in its portfolio through intensive management and redevelopment of its existing portfolio to adapt to changing circumstances

Through intensive management, the Westfield Group seeks to increase rental income at its centres by leasing currently unleased space, increasing base rents as current leases with below market rents expire, increasing occupancy levels, increasing rentable area in its shopping centres and repositioning its shopping centres to increase sales productivity. Further, the Westfield Group believes that redevelopment and expansion are key to maximising the use and performance of its assets and increasing its income growth and capital appreciation. The Westfield Group continually evaluates the redevelopment potential of its properties as it believes redevelopment provides a cost efficient means for its properties to compete effectively within their existing markets.

(b) Acquire additional shopping centres in existing markets and explore opportunities in new markets that meet its investment criteria, including the acquisition of joint venture interests in properties with income and capital appreciation potential

In general, the Westfield Group's investment criteria include the goals that the quality of a property is or, through development, will be consistent with its existing portfolio and that the property has potential for increased income and capital growth. In addition, the Westfield Group follows a "clustering" strategy with respect to the markets in which it operates, in that it seeks to acquire several shopping centres in the same market to achieve economies of scale. Clustering also facilitates branding and allows for regional advertising, which is important to major retailers.

(c) Maintain and enhance its financial strength

Financial strength is important for growth in the Westfield Group's industry, particularly in the development and acquisition of properties. The Westfield Group believes its diverse revenue base and strong cash flows contribute to its financial strength.

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4.5 RECENT DEVELOPMENTS

The Westfield Group intends to fund its extensive development program through an appropriate combination of debt and equity, including capital derived from the Offer and from initiatives such as the formation of joint ventures, property funds, strategic asset sales and the issuance of Property Linked Notes. To this end, since the commencement of the current financial year, the Westfield Group has undertaken the following transactions:

(a) Property Linked Notes

In January and February 2007, the Westfield Group issued Property Linked Notes to the value of $1.26 billion. The Property Linked Notes provide returns to the holder that are based on the economic performance of interests in the following Westfield Australian super regional and regional shopping centres: Parramatta, Hornsby and Burwood in Sydney, Southland in Melbourne, Tea Tree Plaza in Adelaide and Belconnen in the ACT. WFT is the issuer of the Property Linked Notes. WFT's obligations under the Property Linked Notes have been guaranteed by Westfield and WFA. The obligations of the issuer (and the guarantors) of the Property Linked Notes are subordinated to all unsecured and unsubordinated creditors of the Westfield Group.

(b) Westfield Parramatta

In April 2007, the Westfield Group announced it had formed a $1.4 billion joint venture with GIC Real Estate (**GIC**), a leading global real estate investor, in respect of Westfield Parramatta in Sydney, Australia. GIC acquired a 50% interest in Westfield Parramatta for $717.5 million, which is in line with the Westfield Group's book value for this asset at 31 December 2006. Westfield will continue as manager and developer in respect of this property. The Westfield Group may look, from time to time, at similar initiatives involving other properties.

(c) Potential future transactions

The Westfield Group is also investigating a number of other capital management initiatives, including the following:

- The Westfield Group is in discussions with a number of interested parties about the possibility of establishing a circa £500 million wholesale fund in the United Kingdom managed by the Westfield Group which would own minority interests in four of the Westfield Group's centres in the United Kingdom.
- The Westfield Group is in negotiations regarding the possible acquisition or disposal of a number of assets (or interests in those assets) in the various markets in which it operates. In one of the transactions being contemplated in respect of the Westfield Group's US portfolio, the Westfield Group is negotiating a possible sale and/or capital restructure of several existing assets. If completed, the transaction would require the contribution by the Westfield Group of certain assets (with an expected aggregate net asset value of approximately US$450 million) into a new investment vehicle managed and controlled by a third party in exchange for a minority preferred interest in the investment vehicle.

These transactions are incomplete and no assurance can be given that any or all of the commercial discussions which are currently being undertaken will result in an actual transaction being completed as outlined or in any form.

Although these transactions assist in funding the Westfield Group's activities and will enhance the quality of the Westfield Group's portfolio, the Westfield Group does not believe that any of the transactions, individually or in the aggregate, if completed will have a material impact on the Westfield Group's financial standing or its operating results.

5.1 INTRODUCTION

Section 5.2 contains the following information (**Financial Information**):

- the Westfield Group pro forma balance sheet as at 31 December 2006 adjusted for the effect of the capital raising (**Pro Forma Balance Sheet**); and
- key notes to the Pro Forma Balance Sheet.

The Financial Information has been prepared on a basis which assumes the Offer was completed on 1 January 2007 and has been prepared in accordance with the accounting policies set out in the Financial Report contained in the Westfield Group 2006 Annual Report. The Financial Information is presented in an abbreviated form and does not contain all the disclosures that are usually provided in an annual report prepared in accordance with the Corporations Act.

The Financial Information has been reviewed by Ernst & Young, who have prepared an Independent Accountant's Report (see the Appendix).

The Pro Forma Balance Sheet should be read together with the key notes to the Pro Forma Balance Sheet (section 5.2), the Independent Accountant's Report, the risk factors set out in section 6 and other information in this Prospectus.

5.2 PRO FORMA BALANCE SHEET

The Pro Forma Balance Sheet has been compiled by adjusting the audited balance sheet for the Westfield Group as at 31 December 2006 for the impact of the following transactions which occurred after 31 December 2006:

(1) *The Issue of Property Linked Notes*

During January and February 2007, the Westfield Group issued Property Linked Notes to the value of $1.26 billion.

The proceeds from the Property Linked Notes were applied to the repayment of interest bearing liabilities.

(2) *Formation of property joint venture*

In April 2007, the Westfield Group formed a $1.4 billion joint venture with GIC in respect of Westfield Parramatta shopping centre in Sydney. As a result, GIC acquired a 50% interest in Westfield Parramatta for $717.5 million.

The proceeds from the formation of the joint venture were applied to the repayment of interest bearing liabilities.

(3) *Offer*

The Offer represents the issue of New Securities to raise approximately $3.0 billion. Proceeds from the Offer, net of issuance fees and costs, will primarily be applied to the repayment of interest bearing liabilities. As noted in section 2.1, the proceeds of the Offer will, over time, be used to finance the Westfield Group's activites.

The Pro Forma Balance Sheet does not reflect the impact of, among other things:

a. the Westfield Group's operations and transactions since 31 December 2006, other than as listed in (1), (2) and (3) above;

b. interest rate movements since 31 December 2006 on the fair value of the Westfield Group's fixed interest rate borrowings, including financial derivatives;

c. exchange rate fluctuations since 31 December 2006 on the retranslation of the Westfield Group's foreign currency denominated assets and liabilities, including financial derivatives; or

d. changes in factors since 31 December 2006 that may affect the fair market value of the Westfield Group's property investments.

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Pro Forma Balance Sheet as at 31 December 2006

$ Million	31 December 2006 audited	Property Linked Notes[1]	Property joint venture[2]	Offer[3]	31 December 2006 pro forma
Current assets					
Cash	246.9				246.9
Receivables	248.4				248.4
Investments	149.8				149.8
Financial derivatives	218.8				218.8
Other	130.2				130.2
Total current assets	**994.1**	—	—	—	**994.1**
Non current assets					
Investments	46,265.2		(717.5)		45,547.7
Fixed assets	242.7				242.7
Financial derivatives	983.3				983.3
Other	396.4				396.4
Total non current assets	**47,887.6**	—	**(717.5)**	—	**47,170.1**
Total assets	**48,881.7**	—	**(717.5)**	—	**48,164.2**
Current liabilities					
Payables	1,181.6				1,181.6
Interest bearing liabilities	1,135.9	(200.0)		(100.0)	835.9
Financial Derivatives	42.2				42.2
Other	38.0				38.0
Total current liabilities	**2,397.7**	**(200.0)**	—	**(100.0)**	**2,097.7**
Non current liabilities					
Payables	71.9				71.9
Interest bearing liabilities	17,425.8	(1,062.8)	(717.5)	(2,887.0)	12,758.5
Other financial liabilities	1,997.4				1,997.4
Property Linked Notes	—	1,262.8			1,262.8
Financial derivatives	586.2				586.2
Deferred tax	2,773.4				2,773.4
Total non current liabilities	**22,854.7**	**200.00**	**(717.5)**	**(2,887.0)**	**19,450.2**
Total liabilities	**25,252.4**	—	**(717.5)**	**(2,987.0)**	**21,547.9**
Net assets	**23,629.3**	—	—	**2,987.0**	**26,616.3**
Equity attributable to Security Holders					
Contributed equity	12,934.9			2,987.0	15,921.9
Reserves	466.2				466.2
Retained profits	10,051.9				10,051.9
Total equity attributable to Security Holders	**23,453.0**	—	—	**2,987.0**	**26,440.0**
Equity attributable to minority interests					
Contributed equity	94.0				94.0
Retained profits	82.3				82.3
Total equity attributable to minority interests	**176.3**	—	—	—	**176.3**
Total equity	**23,629.3**	—	—	**2,987.0**	**26,616.3**

New Securities will be issued by the Westfield Entities. This section identifies the key risk factors associated with an investment in Securities.

You should consider carefully the risks described in this section before you decide to invest in New Securities. If any of the following risks actually occurs, the Westfield Group's business, financial condition and results of operations are likely to suffer. In this case, the trading price of the Securities could decline, and you may lose all or part of your investment.

6.1 CHANGES IN GENERAL ECONOMIC CONDITIONS, FLUCTUATIONS IN THE VALUE AND RENTAL INCOME OF RETAIL PROPERTIES AND OTHER FACTORS

Returns from an investment in the Westfield Group's shopping centres depend largely upon the amount of rental income generated from the property and the expenses incurred in the operations, including the management and maintenance of the property as well as changes in the market value of the property.

Rental income and the market value of the Westfield Group's properties may be adversely affected by a number of factors, including:

- the overall conditions in the national and local economies in which the Westfield Group operates, such as growth in gross domestic product, employment trends and the level of inflation and interest rates;
- local real estate conditions, such as the level of demand for and supply of retail space;
- the Westfield Group's ability to develop and redevelop its properties in order to maximise returns on investment from both increased rental income and capital appreciation of the asset;
- the perception of prospective tenants and shoppers of the attractiveness, convenience and safety of the shopping centres;
- the convenience and quality of competing shopping centres and other retail options such as the internet, as well as trends in the retail industry;
- the financial condition of the Westfield Group's tenants and, in particular, its anchor tenants;
- high vacancy rates;
- changes in retail tenancy laws; and
- external factors including major world events such as war and terrorist attacks, and acts of God such as floods and earthquakes.

In addition, other factors may adversely affect a shopping centre's value without necessarily affecting its current revenues and operating income, including:

- changes in laws and governmental regulations, including retail tenancy, zoning, planning, environmental or tax laws;
- potential environmental or other legal liabilities;
- unforeseen capital expenditures;
- supply and demand for retail properties;
- availability of financing;
- changes in interest rates;
- supply of new retail facilities and other investment assets; and
- demand for shopping centres from investors.

6.2 AN INABILITY TO CONTINUE TO LEASE SPACE IN SHOPPING CENTRES ON ECONOMICALLY FAVOURABLE TERMS, IF AT ALL, OR BY TENANT DEFAULT

The Westfield Group's performance depends on its ability to lease space in the Westfield Group's shopping centres on economically favourable terms, if at all. As substantially all of the Westfield Group's earnings, excluding property revaluations, are derived from rental income, results of operations may be adversely affected if a significant number of tenants or anchors were unable to meet their obligations under their leases or if there is a decrease in demand for new retail space in redeveloped shopping centres such that new tenants cannot be found at economically favourable rental prices. If the retail sales of stores operating in the Westfield Group's shopping centres decline significantly due to economic conditions, closing of anchor stores or for other reasons, tenants might be unable to pay their existing minimum rents or common area maintenance charges (since these rents and charges would represent a higher percentage of their sales). Further, if tenants' sales decline, new tenants would be less likely to be willing to pay minimum rent as high as they would otherwise pay. During times of economic recession, these risks increase.

The Westfield Group has established temporary leasing programs pursuant to which it leases some shopping mall space on a short-term basis, usually for a term of between 30 days to eleven months, pending the ability to secure suitable long-term tenants. The Westfield Group may be unable to re-lease any such space upon expiration of a short-term lease, which could adversely affect its results of operations.

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6.3 A NEGATIVE EFFECT ON THE FINANCIAL CONDITION OF AN ANCHOR TENANT

As at 31 December 2006, anchor tenants occupied approximately 53.7% of the total GLA of the Westfield Group's shopping centres. The largest anchor tenant within the Westfield Group's global portfolio, measured by GLA, is Federated Department Stores, Inc., which occupied approximately 22.2% of total anchor GLA and approximately 11.9% of worldwide GLA as at 31 December 2006.

The other eight largest anchor tenants, which are also the other eight largest tenants within the Westfield Group's shopping centre portfolio as measured by GLA, and the approximate total GLA occupied by each of them as a percentage of the Westfield Group's worldwide GLA are Sears, Roebuck and Co. in the United States (5.9%), Coles Group in Australia (5.8%), JC Penney in the United States (5.5%), Myer in Australia (5.1%), Woolworths in Australia (3.0%), Nordstrom in the United States (2.8%), Dillard's in the United States (2.5%) and David Jones in Australia (2.1%).

The bankruptcy, insolvency, a downturn in the business of any of the Westfield Group's anchor tenants or an anchor-owned store, or the failure of any anchor tenant to renew its lease when it expires, could adversely affect the Westfield Group's results of operations because anchor tenants play an important part in generating customer traffic and making shopping centres desirable locations. Further, in certain geographic locations, including Australia and New Zealand, where the Westfield Group's anchor tenants account for a significant amount of total rental income, any bankruptcy or insolvency of any such anchor tenants could adversely affect the Westfield Group's results of operations.

In the United States, many of the Westfield Group's anchor tenants have a clause in their leases that allows the anchor tenants to cease operating, reduce their rent, or terminate their lease if other anchor stores or a percentage of non-anchor tenants at the same property are not occupied and operating. Also, some of the non-anchor tenant leases permit those tenants to terminate their leases or reduce their rent if a number of anchor stores or a percentage of non-anchor stores cease to operate at such properties for a specified period of time. Further, these actions could adversely affect the Westfield Group's ability to re-lease the space that is vacated.

The leases of some of the Westfield Group's anchor tenants, and the reciprocal easement agreements to which some of the anchor-owned stores are parties, may permit some of the anchors to transfer their interests in shopping centres to other retailers.

The transfer to a new anchor tenant could adversely affect customer traffic in a shopping centre and thereby reduce the income generated by that centre and could also allow some other anchors and other tenants to make reduced rental payments or to terminate their leases at that centre. Each of these occurrences could adversely affect the Westfield Group's income.

A negative change in the financial condition of any of the Westfield Group's anchor tenants discussed above could result in a substantial decrease in the revenues such tenants provide.

6.4 AN INABILITY TO SUCCESSFULLY EXPAND AND REDEVELOP EXISTING PROPERTIES

The Westfield Group's financial performance depends in part upon the continued development and improvement of the Westfield Group's existing properties. The Westfield Group currently has 19 projects under construction globally, with an estimated total cost (as at 31 March 2007) of $7.6 billion (the Westfield Group's share being $5.4 billion) that are expected to be completed over the next three years. In addition, the Westfield Group expects to commence in excess of $10 billion (the Westfield Group's share being $9 billion) of new projects over the next three years. The size, scale and geographic spread of this program is unprecedented in the Westfield Group's history. In addition the size and scale of certain individual projects is also unprecented, although the risks associated with any individual project are mitigated by the size of the overall portfolio of which that asset forms part.

The Westfield Group will be subject to the risks associated with its significant expansion and redevelopment activities, including risks resulting from:

- construction not being completed on budget and on schedule;
- properties not being leased on the terms anticipated by the feasibility study prepared for the particular project; or
- the inability to obtain funding on favourable terms, or at all, for the Westfield Group's proposed development program.

Development, redevelopment, and expansion activities may also involve the following risks:

- failure to obtain, or delay in obtaining, required permits, licenses or approvals;
- changes in laws and governmental regulations including zoning, planning and environmental laws;
- industrial disputes may delay projects and/or add to the cost of developments;
- construction costs of a project may exceed original estimates or available financing, possibly making the project unprofitable;
- temporary disruption of income from a property;
- failure to maintain leased rates for existing retail space and the inability to lease new retail space;
- loss of customers due to inconvenience caused by construction;
- incurrence of substantial expenditures before the redevelopment project produces income; and
- income derived from redeveloped centres being lower than expected.

If a development project is unsuccessful or does not proceed, the Westfield Group's investment cost may exceed the value of the project on completion or the Westfield Group may incur pre-development costs that have to be written off. The Westfield Group's income may be adversely affected in these circumstances.

Given the significant size and scale of the Westfield Group's expansion and redevelopment activities, the Westfield Group may incur additional indebtedness to fund required capital expenditures.

6.5 ILLIQUIDITY OF INVESTMENTS IN PROPERTY

Investments in property are relatively illiquid, and some of the Westfield Group's properties are subject to contractual limitations on transfer. This illiquidity limits the Westfield Group's ability to vary its portfolio promptly in response to changes in economic or other conditions. There is no assurance that the Westfield Group will be able to dispose of a property at the desired time or at a price greater than the total investment in the property.

6.6 DECLINE OF INCOME FROM A SHOPPING CENTRE WHERE OTHER RELATED EXPENSES REMAINED UNCHANGED

Significant expenditures associated with each real estate investment, such as mortgage payments, maintenance costs and taxes, are generally not reduced when circumstances cause a reduction in income from the investment. Under these circumstances, the value of the relevant property would be adversely affected.

6.7 COMPETITION WITH OTHER PARTICIPANTS IN THE REAL ESTATE INDUSTRY

The Westfield Group faces competition from other Australian, New Zealand, United States and United Kingdom property groups and other commercial organisations active in the Australian, New Zealand, United States and United Kingdom property markets. The Westfield Group also faces the threat of new competitors emerging both generally and in particular trade areas. Competition in the property market may lead to an oversupply of retail premises through overdevelopment, to prices for existing properties or land for development being inflated through competing bids by potential purchasers or to the maximum rents to be achieved from existing properties being adversely impacted by an oversupply of retail space. Accordingly, the existence of such competition may have a material adverse impact on the Westfield Group's ability to secure tenants for its properties at satisfactory rental rates and on a timely basis and to acquire properties or develop land at satisfactory cost.

6. Risk factors

CONTINUED

In addition, all of the Westfield Group's shopping centres are located in developed retail and commercial areas, many of which compete with other malls or neighbourhood shopping centres within their primary trade area. The amount of rentable space in the relevant primary trade area, the quality of facilities and the nature of stores at such competing shopping centres could each have a material adverse effect on the Westfield Group's ability to lease space and on the level of rents it can obtain. In addition, retailers at the Westfield Group's shopping centres face increasing competition from other forms of retailing, such as discount shopping centres and clubs, outlet malls, catalogues, video and home shopping networks, direct mail, telemarketing and shopping via the internet. Further, the Westfield Group competes with other real estate investors for acquisition of new retail shopping centres.

6.8 AN INABILITY TO COMPLETE ACQUISITIONS AND SUCCESSFULLY OPERATE ACQUIRED PROPERTIES

The Westfield Group intends to continue to pursue acquisitions of property assets and related development projects as opportunities arise. Property assets and development projects may be acquired directly or indirectly through acquisition of entities that own properties and development projects. Such acquisitions involve a number of risks inherent in assessing the values, strengths, weaknesses and profitability of the property assets. While the Westfield Group's policy is to undertake appropriate due diligence in order to assess these risks, unexpected problems and latent liabilities or contingencies such as the existence of hazardous substances (for example, asbestos or other environmental liabilities) may still emerge.

Additionally, the indirect acquisition of properties and related development projects through, for example, the takeover of another listed property-owning entity, may not allow for the usual standard of due diligence for a specific property acquisition to be undertaken.

Acquisition activities will also involve the following risks:

- the acquired properties may not achieve anticipated rental rates or leased rates;
- assumptions or judgments with respect to improvements to the financial returns (including the leased rates and rents of a completed project) of acquired properties may prove inaccurate;
- the Westfield Group may abandon acquisition opportunities that it uses funds to explore;
- the Westfield Group may be unable to obtain anchor tenants, financier and co-owner or joint venture approvals, if applicable, for expansion activities; and
- the Westfield Group may be unable to obtain necessary regulatory licenses and approvals for expansion activities.

By growing through acquisition, the Westfield Group will face the operational and financial risks commonly encountered with such a strategy, including continuity or assimilation of operations or employees, dissipation of its management resources and impairment and restructuring of relationships with employees and tenants of the acquired property as a result of changes in ownership and management. In addition, depending on the type of transaction, it can take a period of time to completely realise the full benefits of the acquisition. Moreover, during a period following such a transaction, the Westfield Group's operating results may decrease compared to results prior to the transaction.

The Westfield Group may also face financial risks associated with incurring additional indebtedness to make acquisitions, such as exposure to higher interest rates and reduction of its liquidity, access to capital markets or financial stability.

6.9 THE WESTFIELD GROUP'S PROPERTIES MAY BE UNINSURED OR UNDERINSURED AGAINST VARIOUS CATASTROPHIC LOSSES

The Westfield Group carries material damage, business interruption and liability insurance on its properties with policy specifications and insured limits that it believes are customarily carried for similar properties. However, potential losses of a catastrophic nature such as those arising from floods, earthquakes, terrorism or other similar catastrophic events may be either uninsurable, or, in the Westfield Group's judgment, not insurable on a financially reasonable basis, or may not be insured at full replacement cost or may be subject to larger excesses.

The Westfield Group currently carries insurance with respect to terrorism and will continue to seek appropriate coverage having regard to the nature of its properties and operations. The renewal of insurance, including in respect of acts of terrorism, will be dependent on a number of factors such as the continued availability of coverage, the nature of risks to be covered, the extent of the proposed coverage and costs involved.

If an uninsured loss occurs, the Westfield Group could lose both its invested capital in and anticipated profits from the affected property.

Many of the Westfield Group's debt instruments, including mortgage loans secured by its properties and its unsecured facilities contain covenants requiring the Westfield Group to maintain insurance for its business and assets. If the Westfield Group fails to maintain insurance as required under these covenants, it would breach insurance covenants under such debt instruments, which would allow the lenders to declare an event of default and accelerate repayment of the debt.

In addition, lenders' requirements regarding coverage for these risks could adversely affect the Westfield Group's ability to finance or refinance its properties and to expand its portfolio.

6.10 CONFLICTS OF INTEREST WITH UNRELATED THIRD PARTIES IN JOINTLY OWNED PROPERTIES

A number of shopping centres in the Westfield Group's portfolio are held through joint ventures or co-ownership arrangements. Generally, the Westfield Group has a 50% ownership interest in these co-owned shopping centres although, in a number of cases, its ownership interest is greater than or less than 50%.

From time to time major decisions are required to be made in respect of co-owned properties, for example, redevelopment and refurbishment, refinancing, the sale of shopping centres or surplus land and the purchase of additional land. Co-owners may be competitors and/or have economic or other business interests or goals which are inconsistent with the Westfield Group's business interests or goals, and may be in position to take actions contrary to the Westfield Group's policies or objectives. Disputes between the Westfield Group and co-owners may result in litigation or arbitration that would increase expenses and prevent the Westfield Group's officers and/or directors from focusing their time and effort on the Westfield Group's business.

In addition, pre-emptive provisions or rights of first refusal may apply to sales or transfers of interests in these co-owned properties. These provisions may work to the Westfield Group's disadvantage because, among other things, the Westfield Group might be required to make decisions about buying or selling interests in these properties at a time that is disadvantageous to it.

There is also the risk that these co-owners might become bankrupt or default on their obligations, resulting in their interests becoming subject to external administration, transferred to creditors or sold to third parties, or otherwise act in a manner that adversely affects the Westfield Group.

6.11 AN INABILITY TO RAISE FUNDS ON FAVOURABLE TERMS FOR FUTURE ACQUISITIONS, DEVELOPMENTS AND REFINANCING

The real estate investment and development industry is highly capital intensive. The Westfield Group's ability to raise funds on favourable terms for future acquisitions, development activity and refinancing depends on a number of factors including general economic, political and capital market conditions, credit availability and the performance and financial strength of its business. These factors could increase the cost of funding or reduce the availability of funding for new projects or increase the Westfield Group's refinancing risk for maturing debt facilities.

6.12 FLUCTUATIONS IN INTEREST RATES AND CURRENCY EXCHANGE RATES

The Westfield Group is subject to the risk of rising interest rates associated with borrowing on a floating interest rate basis. The Westfield Group manages its exposure to adverse fluctuations in floating interest rates by entering into interest rate hedging arrangements, including derivative financial instruments. To the extent that the Westfield Group's exposure to floating interest rates is not hedged interest rate movements will affect the Westfield Group's results of operations. The effect may be negative depending on the nature of the actual interest rate movements.

The Westfield Group derives $, NZ$, US$ and £ denominated earnings from the Westfield Group's shopping centre investments in Australia, New Zealand, United States and United Kingdom, respectively. The Westfield Group manages the impact of currency exchange rate movements on both its earnings and net assets by entering into hedging arrangements, including derivative financial instruments. To the extent that the Westfield Group's foreign currency denominated earnings and net assets are not hedged, currency exchange rate movements will affect the Westfield Group's results of operations or balance sheet. The effect may be negative, depending on the nature of the actual currency exchange rate movements

Due to complex documentation, designation and effectiveness requirements under A-IFRS, the Westfield Group's derivative financial instruments (other than cross currency swaps that hedge investments on foreign operations and a limited number of interest rate swaps) do not qualify for hedge accounting. As a consequence, although interest rate and currency exchange rate hedging transactions are undertaken to achieve economic outcomes in line with its treasury policy, the Westfield Group may experience volatility in its reported earnings due to the mark-to-market valuations of its derivative financial instruments.

6.13 FLUCTUATIONS IN THE FAIR MARKET VALUE OF THE WESTFIELD GROUP'S PROPERTIES AS A RESULT OF REVALUATIONS

In accordance with A-IFRS, the Westfield Group's properties (other than those subject to redevelopment) are independently revalued on an annual basis, and any increase or decrease in the value of its properties is recorded in the Westfield Group's income statement in the period during which the revaluation occurs. As a result, the Westfield Group can have significant non-cash revenue gains and losses depending on the change in fair market value of its properties from period to period, whether or not such properties are sold.

If a substantial decrease occurs in the fair market value of its properties, the Westfield Group's results of operations could be adversely affected and, as a result, the Westfield Group may have difficulty maintaining its desired leverage ratio and other financial measures.

6.14 COUNTERPARTY CREDIT RISK

Counterparty credit risk is the risk of a loss being sustained by the Westfield Group as a result of payment default by the counterparty with whom the Westfield Group has placed funds on deposit or entered into hedging transactions to hedge its interest rate and currency exchange rate risks. The extent of the Westfield Group's loss could be the full amount of the deposit or, in the case of hedging transactions, the cost of replacing those transactions. Under the Westfield Group's treasury risk management policy, the Westfield Group only deals with counterparties with certain minimum credit ratings and has set its maximum exposure to each of them based on such credit ratings. There can be no assurance that the Westfield Group will successfully manage this risk or that such payment defaults by counterparties will not adversely affect the Westfield Group's financial condition or performance.

6.15 REGULATORY ISSUES, CHANGES IN LAW AND ACCOUNTING STANDARDS

The Westfield Group is subject to the usual business risk that there may be changes in laws that reduce its income or increase its costs. For example, there could be changes in retail tenancy laws that limit the Westfield Group's recovery of certain property operating expenses, changes or increases in real estate taxes that cannot be recovered from the Westfield Group's tenants or changes in environmental laws that require significant capital expenditures.

The Westfield Group's ability to take advantage of acquisition opportunities in Australia and New Zealand may be limited by regulatory issues or regulatory intervention based on competition grounds.

The Westfield Group is subject to the usual risk that there may be changes in laws and accounting standards as well as changes in the interpretation of such laws and accounting standards that may change the basis the Westfield Group is required to use to prepare its financial statements, which may adversely affect the Westfield Group's reported earnings and reported financial performance.

Changes in tax laws, or changes in the way tax laws are interpreted in the various jurisdictions in which the Westfield Group operates, may impact the Westfield Group's future tax liabilities.

Under current Australian income tax legislation, neither WFT nor WFA is liable to Australian income tax, including capital gains tax, provided that members are presently entitled to the income of each trust as determined in accordance with the relevant trust's constitution. If this status were lost due to the failure to satisfy the exclusions from the application of the provisions in Division 6B or 6C of Part III of the Income Tax Assessment Act 1936, then WFT or WFA or both would be taxed at the corporate tax rate of 30% of its net taxable income.

Adverse consequences could arise in the event WEA, a United States subsidiary of WFA, fails to qualify as a real estate investment trust, or REIT, under United States income tax laws. Qualification as a REIT involves the application of highly technical and complex provisions. Although the Westfield Group believes that WEA has operated and currently operates in a manner so as to qualify as a REIT, no assurance can be given that WEA is, or will remain, so qualified. Although the Westfield Group is not aware of pending legislation that would adversely affect WEA's ability to operate as a REIT, no assurance can be given that new legislation, regulations, administrative interpretations or court decisions will not change the laws with respect to its qualification as a REIT.

If WEA fails to qualify as a REIT in any taxable year, then WEA will be required to pay United States federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. If WEA loses its REIT status, then net earnings of WEA available for investment or distribution to shareholders would be significantly reduced for each of the years involved and WEA would no longer be required to make distributions to its shareholders.

United States withholding tax generally applies to dividends paid by WEA at a rate of 15%, except in the case of an investor that holds directly or indirectly a greater than 10% interest in WEA. Such investors may be subject to United States withholding tax at a rate of 30% rather than 15% on their share of dividends from WEA.

6.16 COMPLIANCE WITH SAFETY REGULATIONS AND REQUIREMENTS FOR DISABLED PEOPLE

A number of Australian, New Zealand, United States and United Kingdom laws and regulations exist that may require modifications to existing buildings on the Westfield Group's properties or restrict some renovations by requiring improved access to such buildings by disabled persons. Additional legislation or regulations may impose further obligations on owners with respect to improved access by disabled persons. The costs of compliance with such laws and regulations may be substantial, and limits or restrictions on completion of some renovations may limit implementation of the Westfield Group's investment strategy in some instances or reduce overall returns on the Westfield Group's investments. The Westfield Group could be adversely affected by the costs of compliance with such laws and regulations.

6.17 COMPLIANCE WITH ENVIRONMENTAL REGULATIONS

The Westfield Group, as an owner and operator of real property in Australia, New Zealand, the United States and the United Kingdom, is subject to extensive regulation under environmental laws. These laws vary by jurisdiction and are subject to change. Current and future environmental laws could impose significant costs or liabilities on the Westfield Group.

For instance, under certain environmental laws, current or former owners or operators of real property may become liable for costs and damages resulting from soil or water contaminated by hazardous substances (for example, as a result of leaking underground storage tanks). These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such substances. Persons who arrange for the disposal of hazardous substances (for example, at a landfill) also may be liable. In some cases, liability may be joint and several. These laws may result in significant unforeseen costs to the Westfield Group, or impair its ability to sell or rent real property or to borrow money using contaminated property as collateral, on acceptable terms or at all.

In addition, the presence of hazardous substances on the Westfield Group's properties could result in personal injury claims. These claims could result in costs or liabilities that could exceed the value of the property on which hazardous substances are present.

Asbestos-containing materials are present in a number of the Westfield Group's shopping centres as a consequence of building practices typical at the time the centres were constructed. Environmental and safety laws regulate these materials and allow personal injury claims for damages due to exposure to such materials. Although the costs and liabilities associated with such laws have not been material to the Westfield Group in the past, there can be no assurance that they will not be material in the future.

The Westfield Group generally conducts environmental reviews (including soil and groundwater sampling) of properties that it acquires. However, these reviews may fail to identify all environmental problems. Based on these reviews and past experience, the Westfield Group is not aware of any environmental claims or other liabilities that would require material expenditures. However, the Westfield Group could become subject to such claims or liabilities in the future.

6.18 TERRORIST ATTACKS

Future terrorist attacks or war could damage infrastructure or otherwise inhibit or prevent access to the centres or harm the demand for and the value of the Westfield Group's properties. Certain of the Westfield Group's properties are well-known landmarks or located near well-known landmarks and may be perceived as more likely terrorist targets than similar, less recognisable properties, which could potentially reduce the demand for and value of these properties. Further, future terrorist attacks could discourage consumers from shopping in public places like the Westfield Group's shopping centres. A decrease in consumer retail demand or tenancy demand could make it difficult for the Westfield Group to renew the leases, or re-lease properties, at lease rates equal to or above historical rates or then prevailing market rates. To the extent that the Westfield Group's tenants are impacted by future attacks, their ability to continue to honour obligations under their existing leases could be adversely affected.

6.19 GENERAL MARKET RISKS

(a) Negative effects of market influences

The price of Securities on ASX may rise or fall due to numerous factors which may affect the market performance of Westfield Group, including:

- general economic conditions, including fluctuations in inflation rates, interest rates and currency exchange rates;
- variations in the local and global market for listed stocks;
- changes to government policy, legislation or regulation;
- the nature of competition in the retail property sector; and
- general operational and business risks.

In particular, the market prices for many listed entities have in recent times been subject to wide fluctuations, which in many cases may reflect a diverse range of non-entity specific influences such as global hostilities and tensions, acts of terrorism, investor sentiment and the general state of the economy. Such market fluctuations may materially adversely affect the market price of Securities.

No assurances can be given that the Westfield Group's market performance will not be adversely affected by any such market fluctuations or factors. None of the Westfield Group, its Directors or any other person guarantees the Westfield Group's market performance.

(b) Extreme price and volume trading fluctuations

There may be relatively few, or many, potential buyers or sellers of Securities on ASX at any time. This may increase the volatility of the market price of Securities. It may also affect the prevailing market price at which Security Holders are able to sell their Securities. This may result in Security Holders receiving a market price for their Securities that is less or more than the price that Security Holders paid.

7. Fees and costs

82-35029

CONSUMER ADVISORY WARNING

DID YOU KNOW?

Small differences in both investment performances and fees and costs can have a substantial impact on your long term returns.

For example, total annual fees and costs of 2% of your fund balance rather than 1% could reduce your final return by up to 20% over a 30 year period (for example, reduce it from $100 000 to $80 000)

You should consider whether features such as superior investment performance or the provision of better member services justify higher fees and costs.

You may be able to negotiate to pay lower contribution fees and management costs where applicable. Ask the fund or your financial adviser.

TO FIND OUT MORE

If you would like to find out more, or see the impact of the fees based on your own circumstances, the **Australian Securities and Investments Commission (ASIC)** website (www.fido.asic.gov.au) has a managed investment fee calculator to help you check out different fee options.

7.1 FEES AND OTHER COSTS

Table 1 shows fees and other costs that you may be charged. These fees and costs may be deducted from your money, from the returns on your investment or from the assets of WFT and WFA as a whole.

Taxes are set out in another part of this document.

You should read all the information about fees and costs because it is important to understand their impact on your investment.

Table 1: fees and costs template

Type of fee or cost	Amount[1]	How and when paid
Fees when your money moves in or out of the fund		
Establishment fee The fee to open your investment	Nil	Not applicable
Contribution fee The fee on each amount contributed to your investment	Nil	Not applicable
Withdrawal fee The fee on each amount you take out of your investment	Nil	Not applicable
Termination fee The fee to close your investment	Nil	Not applicable
Management costs		
The fees and costs for managing your investment	No management fees are charged to the Trusts. Expenses of the Trusts are estimated at 0.092% per annum of the net asset value of both Trusts[2], e.g. $46 for every $50,000 invested in Securities. Actual expenses may be higher than the estimate	Payable from the assets of the Trusts to third parties or to reimburse the responsible entity of each Trust, as incurred.
Offer costs[3]	Estimated at $43 million, e.g. $710 for every $50,000 invested in Securities.	Payable from the proceeds of the Offer to the Joint Lead Managers and other external service providers.
Service fees		
Investment switching fee The fee for changing investment options	Nil	Not applicable

[1] Including GST less any reduced input tax credits, as applicable.

[2] Total management expenses for WFT are estimated at $11.8 million and for WFA are estimated at $7.5 million (including the expense of advisory fees).

[3] These costs include an amount payable to advisers as described in section 7.3(d).

7.2 EXAMPLE OF ANNUAL FEES AND COSTS

Table 2 gives an example of how the fees and costs in relation to the Trusts can affect your investment over a one year period.

You should use this table to compare this product with other managed investment products. All amounts are GST inclusive net of any reduced input tax credits.

Table 2: first year after the issue of New Securities

Type of fee or cost	Balance of $50 000 during year
Contribution Fees	Nil
PLUS Management Costs	For every $50,000 you have in the fund, you will be charged the following amounts in the first year:
Expenses of the fund	$46
Offer costs	$710
EQUALS Cost of fund	If you had an investment of $50 000 at the beginning of the year, you would be charged fees of **$756**

Table 3: second year after the issue of New Securities

Type of fee or cost	Balance of $50 000 during year
Contribution Fees	Nil
PLUS Management Costs	For every $50,000 you have in the fund, you will be charged the following amounts in the second year:
Expenses of the fund	$46
EQUALS Cost of fund	If you had an investment of $50 000 at the beginning of the year, you would be charged fees of **$46**

7.3 ADDITIONAL EXPLANATION OF FEES AND COSTS

(a) Management fee

Under the constitution of each Trust, the responsible entity of each Trust is entitled to a management fee equal to the responsible entity's reasonable estimate of costs in providing its services as responsible entity for which it is not otherwise reimbursed (as described in section 7.3(c)).

(b) No management fees paid outside the Westfield Group

The Trusts are internally managed by the Westfield Group. No fees for managing the Trusts are paid to entities outside the Westfield Group.

(c) Reimbursement of expenses

Under the constitution of each Trust, all expenses incurred by the responsible entity of each Trust in relation to the proper performance of its duties in respect of the Trust are reimburseable out of the assets of the Trust to the extent that such reimbursement is not prohibited by the Corporations Act.

It should be noted that the responsible entities of each Trust are wholly owned subsidiaries within the Westfield Group. This means that although each responsible entity is entitled to reimbursement of expenses, such reimbursement is not paid to entities outside the Westfield Group.

Expenses paid from the Trusts include registry and audit fees, compliance costs, valuation fees and the responsible entity fee payable to Westfield in managing the Trusts.

(d) Adviser remuneration

The Global Co-ordinator will receive a fee of $6.0 million (plus GST) and the Joint Lead Managers will each receive a fee of $13.9 million for underwriting and managing the Offer. From this fee they may pay sub-underwriting fees.

8. Taxation implications

The following comments address the Australian and New Zealand taxation implications of the Offer for Eligible Retail Security Holders. The comments deal only with the taxation implications of the Offer for Security Holders holding their Securities on capital account and do not apply to Security Holders who are banks, insurance companies and taxpayers carrying on a business of trading in shares.

These comments are general in nature and are based on the law in force in Australia and New Zealand at the time of issue of this Prospectus. The precise taxation implications will depend upon each Security Holder's specific circumstances. Accordingly, all persons should seek their own independent taxation advice before reaching conclusions as to the possible taxation consequences of the Offer. Neither the Westfield Group, nor any of its officers, nor its taxation or other advisers, accepts any liability or responsibility in respect of any statement concerning the taxation consequences of the Offer.

8.1 AUSTRALIAN TAX IMPLICATIONS

(a) Double Tax Agreements

The existence of a taxation agreement between Australia and a relevant foreign country may affect the application of Australian domestic tax laws for non-residents. Non-residents should seek their own advice as to the implications for them of any relevant taxation agreements between Australia and other countries.

(b) Receipt of the Offer

Historically, rights to acquire shares or units offered by companies and trusts to their shareholders and unitholders have generally been treated as not giving rise to any assessable ordinary income for the shareholders or unit holders.

However, the High Court of Australia recently handed down its decision in the case of *Federal Commissioner of Taxation v McNeil*, relating to so-called 'sell back rights' provided by a bank to its shareholders. The majority decision in *McNeil* was that the value of such rights would be regarded as ordinary income in the hands of the bank's shareholders at the time the rights were provided.

The Westfield Group and its tax adviser have discussed the possible application of *McNeil* to the receipt of the Offer with the ATO and it is understood that the ATO will shortly issue a draft public ruling to the effect that:

- the receipt of rights to take up shares, where the rights can be dealt with independently of the shareholding in respect of which they are issued, for example by trading, selling or assigning the right (identified commercially as a renounceable right), will be characterised as income from property in the hands of shareholders and will give rise to an amount of assessable ordinary income in the hands of shareholders equal to the market value of the rights; but
- the receipt of a right which has neither a commercial existence outside of the contract to purchase a new share nor any inherent value in the hands of shareholders (identified commercially as a non-renounceable right) cannot be characterised as income from property. A receipt of such rights will not give rise to assessable ordinary income in the hands of shareholders.

In the present case, if you do not accept the Offer to acquire New Securities, the offer to you lapses. There is no ability for non-accepting Security Holders to deal with their entitlement outside of taking it up to acquire New Securities.

Based on discussions with the ATO, the Westfield Group's tax adviser have formed the view that the receipt of the Offer by Security Holders should not give rise to an amount of assessable income or capital gain or cost base reduction. The Westfield Group's tax adviser consider that this is the case notwithstanding that the Offer is in relation to stapled securities and not simply shares.

(c) If you accept the Offer

If you accept the Offer, you should not make a capital gain or otherwise derive assessable income from the acceptance. However, capital gains tax (**CGT**) will need to be considered upon disposal of the New Securities.

(d) If you do not accept the Offer

If you do not accept your Offer, any amount you receive from the Joint Lead Managers will, in the view of Westfield Group's tax adviser, based on discussions with the ATO, be treated as a receipt of ordinary assessable income and thus not eligible for the CGT discount (see (f) below). The assessable amount should be regarded as derived at the time of receipt of the amount.

For Security Holders who are not an Australian resident for taxation purposes, any amount received from the Joint Lead Managers will likely have an Australian source and will therefore be treated as taxable in Australia, subject to any protection from Australian tax afforded under a double tax agreement.

For Security Holders who are residents of New Zealand for New Zealand tax purposes, the Australia/New Zealand double tax agreement will not prevent Australia from taxing an amount received from the Joint Lead Managers unless the Security Holder is a resident of New Zealand for the purposes of that agreement and the amount can be classified as a "business profit" of the Security Holder which is not attributable to an Australian permanent establishment of the Security Holder.

(e) Acquisition of New Securities by accepting the Offer

Each Westfield Share, WFT Unit and WFA Unit comprising a New Security can not be traded separately. However, each of the above securities constitutes a separate CGT asset. Accordingly, the acquisition of a New Security will be an acquisition for CGT purposes of each of the individual securities comprising that Security. That is, where a Security is acquired, it will need to be accounted for as the acquisition of a Westfield Share, a WFT Unit and a WFA Unit.

Your cost base in each of the individual securities comprising the New Securities will include so much of the amount you paid to acquire the New Securities ($19.50 per New Security) plus any non-deductible incidental costs you incurred to acquire them, that is reasonably attributable to that security.

You will need to allocate the cost base of the individual securities comprising each New Security on a reasonable basis. In accordance with the ATO's general practice, one possible method of apportionment is on the basis of the relative net tangible assets of the relevant stapled entities. That information is published every six months on the Westfield Group website at: www.westfield.com/corporate/investor/shareholderservices_tax.html.

Distributions to Security Holders in respect of New Securities will be subject to the same tax treatment as distributions on their existing Securities.

(f) Disposal of New Securities

As outlined above, each individual security comprising a New Security is a separate CGT asset. As such, the disposal of a New Security will constitute a disposal for CGT purposes in respect of each individual security comprising that New Security. Accordingly, the capital proceeds referable to the disposal of each individual security will be determined by apportioning the total capital proceeds received in respect of the disposal of the New Security on a reasonable basis.

If you are an Australian resident for tax purposes or a non-resident who holds New Securities through a permanent establishment in Australia, you will, upon disposal of a New Security make a capital gain in relation to a particular security if:

- the portion of the capital proceeds reasonably attributed to a Westfield Share exceeds the cost base of the Westfield Share;
- the portion of the capital proceeds reasonably attributed to a WFT Unit exceeds the cost base of the WFT Unit; or
- the portion of the capital proceeds reasonably attributed to a WFA Unit exceeds the cost base of the WFA Unit.

If you are an Australian resident for tax purposes or a non-resident who holds New Securities through a permanent establishment in Australia, you will, upon disposal of a New Security make a capital loss if:

- the portion of the capital proceeds reasonably attributed to a Westfield Share is less than the reduced cost base of the Westfield Share;
- the portion of the capital proceeds reasonably attributed to a WFT Unit is less than the reduced the cost base of the WFT Unit; or
- the portion of the capital proceeds reasonably attributed to a WFA Unit is less than the reduced cost base of the WFA Unit.

Generally, a capital loss arising in respect of one security can offset a capital gain arising in respect of another, subject to specific loss rules for Security Holders who are companies or trusts.

Security Holders who are individuals, trustees or complying superannuation funds and who have held a New Security for 12 months or more at the time of sale should be entitled to apply the applicable CGT discount factor to reduce any capital gain (after offsetting capital losses) made on the sale of the New Security.

If you are not an Australian resident for tax purposes and do not hold your New Securities through a permanent establishment in Australia, recent changes in the CGT rules will have effect such that upon disposal of your New Securities:

- no CGT liability will arise in relation to the resulting disposal of the Westfield Share and WFA Unit components of the New Security; and
- no CGT liability will arise in relation to the resulting disposal of the WFT Unit component of the New Security unless you (and your associates) either:
  - at the time of disposal hold more than 10% or more of the issued capital in WFT; or
  - prior to the time of disposal, held 10% or more of the issued capital in WFT throughout a 12 month period that began no earlier than 24 months before the time of disposal and ended no later than that time.

(g) Goods and Services Tax (GST)

The acquisition of the New Securities acquired as a result of accepting the Offer will be classified as a "financial supply" for Australian GST purposes. As such, Australian GST of 10% will not be payable in respect of Application Monies paid for the acquisition of New Securities.

Any amount received from the Joint Lead Managers by a Security Holder who does not accept the Offer will not be consideration for a taxable supply. Accordingly, Australian GST will not be payable in respect of the receipt of such an amount.

8.2 NEW ZEALAND TAX IMPLICATIONS

The following comments are applicable only for New Zealand tax resident Eligible Retail Security Holders. New Zealand tax resident Eligible Retail Security Holders also need to consider any Australian Tax Implications to them as set out above.

(a) Receipt of the Offer

Historically, rights to acquire shares or units offered by companies and trusts to their shareholders and unitholders have generally been treated as not giving rise to ordinary income or dividend income for the shareholders or unitholders.

This should be the position under current New Zealand law.

However, the New Zealand courts could adopt the reasoning in the Australian case of *Federal Commission of Taxation v McNeil* or the New Zealand Inland Revenue Department could adopt the position adopted by the ATO (see the discussion above at section 8.1(b)). If this occurs, the consequences outlined in section 8.2(b) and (c) below could change. In particular, there is a risk that a Security Holder not accepting the Offer could be subject to New Zealand income tax in respect of any amount received from the Joint Lead Managers. To the extent that Australian tax is paid on that amount, the Australian tax paid may be credited against any New Zealand income tax payable.

(b) If you accept the Offer

If you accept the Offer, you should not derive assessable income from the acceptance for New Zealand income tax purposes.

(c) If you do not accept the Offer

If you do not accept your Offer, the better view is that under current New Zealand law any amount you receive from the Joint Lead Managers will not be assessable income either as ordinary income or as a dividend.

(d) Disposal of New Securities

If you dispose of your New Securities, the proceeds should not constitute assessable income for New Zealand income tax purposes unless:

- you acquired the New Securities for the dominant purpose or intention of sale;
- you carry on a business that comprises dealing in securities (however, as noted above, these New Zealand taxation comments do not apply to such Security Holders); or
- you derive the sale proceeds from the carrying on or carrying out of any undertaking or scheme entered into or devised for the purpose of making a profit.

(e) GST

The Offer and the New Securities acquired as a result of accepting an Offer will be classified as the supply of a "financial service" for New Zealand GST purposes. As such, no New Zealand GST will apply to any Application Monies paid in consideration for New Securities. No New Zealand GST will apply to any amount paid by the Joint Lead Managers to you if you do not accept the Offer on the basis that you will not make any supply to the Joint Lead Managers.

8. Taxation implications

CONTINUED

(f) Taxation in respect of New Securities

The same New Zealand taxation rules will apply in respect of New Securities you acquire and your existing Securities.

New Zealand has recently enacted new rules for taxing offshore portfolio equity investments that will apply for many investors in relation to their Securities from 1 April 2007 (for investors that do not have a standard 31 March balance date, the commencement date of these new rules will be deferred) (**New Rules**). The new method which will generally be used for taxing offshore investment is being referred to as the 'fair dividend rate' method.

If the New Rules apply to you, under the fair dividend rate method you will be subject to New Zealand tax at your marginal tax rate on 5% of the opening market value (ie. generally as at the start of your income year which for most investors will be 1 April) of all your investments in non-New Zealand companies and unit trusts (taxed as a pool). Dividends from those investments and any gains on sale or redemption will not separately be subject to New Zealand tax.

The New Rules do not apply to:

i. individuals (not family trusts or companies) whose aggregate holdings in foreign companies and unit trusts (other than interests which qualify for the Australian Listed Exemption or RWT Proxy Exemption (both described below)) at all times during the income year have a cost of less than NZ$50,000. This exemption is likely to be relevant to many individual New Zealand investors holding Securities (**$50,000 Exemption**);

ii. investments in Australian tax resident companies (not including unit trusts) that are listed on the ASX and included in the ASX All Ordinaries Index (**Australian Listed Exemption**). However, under draft legislation which is likely to be enacted in its present form, this exemption will not be applicable to interests which are stapled, and therefore will not apply to the Securities; and

iii. all investments in certain Australian unit trusts where specific withholding tax arrangements have been put in place (**RWT Proxy Exemption**). This exemption will not apply to the Securities because it is not intended that an "RWT proxy" be appointed as required by this exemption.

Therefore, for the Securities, only the $50,000 Exemption is expected to be relevant. If the exemption applies to you, you will not be subject to the New Rules described above and will continue to be liable to New Zealand tax generally only on distributions received (subject to section 8.2(d) above in respect of sale proceeds).

If the New Rules do apply to you, you may be able to use a method other than the fair dividend rate method (for example, individuals and certain qualifying trusts whose non-New Zealand equity investments return less than 5% in an income year, are entitled and may prefer to elect to use the comparative value method; the cost method may also be available).

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9.1 WESTFIELD CONSTITUTION

The constitution of Westfield contains the internal rules of Westfield. It deals with matters such as the rights, duties and powers of Westfield Shareholders and Westfield Directors. The main provisions of the Westfield constitution are summarised below.

(a) Share capital:

The Westfield Directors may issue or cancel Westfield Shares, or grant options over unissued Westfield Shares.

(b) Issue of further shares:

The issue of further Westfield Shares will only vary the rights of existing Westfield Shareholders if expressly provided for in the terms of those Westfield Shares or required under the Corporations Act or Listing Rules.

(c) Stapling:

Each Westfield Share is stapled to one WFT Unit and one WFA Unit to form a stapled security. Until unstapled, the Westfield Directors must not cause a Westfield Share to cease being part of a stapled security.

While Stapling applies, the Westfield Directors may only issue Westfield Shares as part of a stapled security. The number of issued Westfield Shares must equal the number of issued "attached securities" at that time. The only "attached securities" currently contemplated are WFT Units and WFA Units. If further "attached securities" are issued in the future, they will also be stapled to Westfield Shares.

See also the summary of the Stapling Deed in section 9.4 below.

(d) Lien and forfeiture:

Westfield has a lien on every Westfield Share for due and unpaid calls and instalments as well as interest accruing and expenses. Westfield may sell any Westfield Share on which Westfield has a lien as part of the stapled securities upon 14 days' notice that it intends to do so.

(e) Transfer of Westfield Shares:

A Westfield Share may only be transferred if the transfer is accompanied by a transfer of a WFT Unit and a WFA Unit, in favour of the same transferee. Westfield Shares may be transferred as provided by the operating rules of a CS Facility (as that term is defined in the Corporations Act) in the case of CHESS Approved Securities in accordance with the ATSC Settlement Rules or by written transfer in the usual form, or by any other method of transfer of marketable securities which is recognised by the Corporations Act and the ASX and is approved by the Westfield Directors.

The Westfield Directors must decline to register a transfer of shares where Westfield is required to do so under the Listing Rules or the Westfield constitution.

(f) Register:

A Securities register must be maintained which records details of all Securities held by Security Holders.

(g) General meetings of Westfield:

Notice of a general meeting of Westfield must be given in accordance with the Corporations Act and the Westfield constitution. The Westfield Directors must convene a meeting when required by the Corporations Act and may convene a meeting whenever they think fit. They may convene a combined meeting of Security Holders and determine the rules of conduct for such meetings. The chairman of a general meeting has a casting vote in the event of equality of votes.

(h) Proxy:

Any Westfield Shareholder may be represented at any meeting of Westfield by a proxy or attorney. Under the Corporations Act, the executed proxy form must be received by Westfield no less than 48 hours before the time for holding the meeting as is specified in the notice convening the meeting.

(i) Quorum:

A quorum of the general meeting of Westfield Shareholders is constituted by three Westfield Shareholders present in person or by proxy, attorney or representative.

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(j) Voting:
Subject to any rights of any shares or class of shares, each Westfield Shareholder is entitled to attend and vote at a general meeting of Westfield. Any resolution being considered at a general meeting is decided on a show of hands unless a poll is demanded. On a show of hands, each Westfield Shareholder present (in person and each other person present as a proxy, attorney or a representative of an Westfield Shareholder) has one vote. On a poll, each Westfield Shareholder present (in person and each other person present as a proxy, attorney or a representative of a Westfield Shareholder) has one vote for each fully paid share.

(k) Number of directors:
The minimum number of directors is three. The actual number of directors is to be fixed by the Westfield Directors but may not be more than 16 or such lesser number as determined by the Westfield Directors.

(l) Appointment and retirement of directors:
At every annual general meeting of Westfield, one third of the Westfield Directors (excluding one managing director or any Westfield Director appointed to fill a casual vacancy) must retire from office. If the number is not three or a multiple of three, then the number nearest one-third and any other Westfield Director who has held office for three years or more since last being elected, must retire from office.

The Westfield Directors may appoint a person as a director, either in addition to the existing Westfield Directors or to fill a casual vacancy, so long as this appointment does not bring the number of directors in excess of the maximum. A Westfield Director appointed in this way (other than one managing director) holds office only until the conclusion of the next annual general meeting following his or her appointment.

(m) Removal of director:
Under the Corporations Act, Westfield Shareholders can by resolution remove any Westfield Director and appoint another person as a replacement.

(n) Directors' remuneration:
The Westfield Directors are entitled to be remunerated for their services as directors. The total amount or value of the remuneration must not exceed the sum determined from time to time by Westfield in general meeting. The remuneration is to be provided wholly in cash unless the Westfield Directors determine that part is to be provided in non-cash benefits (including shares and options), the amount of which may be fixed. It is to be divided among the Westfield Directors in the proportion and manner agreed between them or, in default of agreement, equally. These provisions do not apply to the remuneration of a managing director or an executive director in either capacity.

A Westfield Director may receive remuneration as determined by the Westfield Directors, in addition to or in place of their existing remuneration, for additional or special duties.

A Westfield Director is also entitled to be reimbursed out of the funds of Westfield for the reasonable travelling, accommodation and other expenses the Westfield Director may incur when travelling to or from meetings of the Westfield Directors or a committee of Westfield Directors or when otherwise engaged on the business of Westfield.

The remuneration of a managing director or an executive director may be fixed by the Westfield Directors by way of salary, commission or participation in profits or by all or any of those modes, but may not be by a commission on or percentage of operating revenue.

An alternate director is not entitled to receive from Westfield any remuneration or benefit.

Westfield may pay a former director a retirement benefit in recognition of past services. Westfield may also enter into a contract with a current Westfield Director providing for payment of a retirement benefit. The period of service by a Westfield Director as director of a related body corporate is to be counted as service as a Westfield Director.

(o) Insurance and indemnity:
Westfield may indemnify every current or former Westfield Director, secretary or executive officer of Westfield or a related body corporate (as that expression is defined in the Corporations Act) on a full indemnity basis, to the full extent permitted by law, for all liabilities and legal costs for defending or resisting proceedings, incurred in that capacity.

Westfield may (to the full extent permitted by law) purchase and maintain insurance for liability incurred as a Westfield Director, secretary or executive officer of Westfield or a related body corporate (as that expression is defined in the Corporations Act).

(p) Dividends:
The Westfield Directors may pay dividends, as determined by the Westfield Directors, subject to the Corporations Act and the rights of any shareholders which hold shares which have special rights to dividends. Interest is not payable on any dividend.

(q) Election to reinvest dividends:
The Westfield Directors may grant to Westfield Shareholders or a class of Westfield Shareholders the right to elect to reinvest cash dividends paid by Westfield by subscribing for Westfield Shares on the terms the Westfield Directors think fit. While Westfield Shares are Securities, the Westfield Directors may grant such a right only if, at the same time, an offer to issue an identical number of Securities to those persons has been made.

(r) Capitalisation of profits:
The Westfield Directors may capitalise any sum and apply it for the benefit of Westfield Shareholders in the proportions to which those Westfield Shareholders would have been entitled upon distribution of that sum by way of dividend.

(s) Winding up:
With the sanction of a special resolution, the liquidator may divide among the Westfield Shareholders the whole or any part of Westfield's property and decide how the division is to be carried out.

(t) Restricted securities:
Restricted securities cannot be disposed of during an escrow period except as permitted by the Listing Rules or the ASX.

(u) Small holdings:
The Westfield Directors may sell any shares held by a Westfield Shareholder which comprise less than a marketable parcel without request by the shareholder. Westfield must give the Westfield Shareholder seven days' notice of an intention to sell (where holders hold "New Small Holdings", being holdings created by the transfer of a parcel of Westfield Shares the market value of which at the time a transfer was initiated was less than a marketable parcel as provided under the Listing Rules). In other cases (where persons hold, "Small Holdings"), six weeks' notice must be given by Westfield.

If the Westfield Shareholder holds a "Small Holding", it may notify Westfield in writing within the six week period that the Westfield Shareholder desires to retain the shares which it is proposed to be sold, in which case those shares must not be sold. A person holding a "New Small Holding" does not have the ability to prevent Westfield from executing the sale. Notwithstanding any right which Westfield may have to dispose of shares, it is not obliged to do so but, if it wishes to do so, it must exercise its right within six weeks after first becoming entitled to do so. While Stapling applies, at the same time as Westfield Shares are redeemed or sold, an identical number of Securities must also be redeemed or sold.

(v) Application of Listing Rules:
While Westfield is admitted to the Official List, the Listing Rules prevail to the extent that there is an inconsistency between the provisions of the Westfield constitution and the Listing Rules.

9.2 WFT CONSTITUTION

The main rules governing the operation of WFT are set out in the WFT constitution which is dated 1 April 1982 (as amended). The Corporations Act, exemptions and declarations given by ASIC, the Listing Rules (subject to waivers), and the general law of trusts are also relevant to the rights and obligations of WML and of Security Holders and holders of options to acquire Securities. The main provisions of the WFT constitution that deal with the rights and obligations of members are summarised below.

(a) Units:

A fully paid unit confers an equal undivided interest in WFT's assets. The constitution contemplates the issue of partly paid units.

(b) Stapling:

The constitution provides for the stapling of one unit in WFT to one Westfield Share and one WFA Unit.

See also the summary of the Stapling Deed in section 9.4 below.

(c) Application price:

The application price for a WFT Unit is the weighted average market price of units during the 10 ASX trading days ending two ASX trading days prior to the date of the calculation; however, where Securities are Stapled, the application price is determined by allocating the weighted average market price of the Security between the application price for each element of the Security on the basis of fair value as agreed between the Westfield Entities from time to time or, failing agreement, as determined by an independent accountant based on fair value having regard to their respective net tangible asset backing and other factors the accountant believes should be taken into account based on the respective market values of each element of the Security.

However:

i. in the case of a proportionate offer (including a rights issue) the application price may be at not more than a 50% discount to the market price which would otherwise apply;

ii. in the case of a non-proportionate offer the application price may be determined by the WFT responsible entity subject to the conditions of any ASIC relief applicable;

iii. on reinvestment of distributions, the application price is determined on the basis of the volume weighted average price for the relevant securities during the five consecutive ASX business days up to but not including the business day immediately preceding the issue date. Among a number of adjustments, the price so calculated may be discounted by up to 5%; and

iv. options may be issued with an exercise price of up to a 50% discount to the price that would otherwise apply under the constitution.

(d) Income:

Subject to the terms of issue of particular units, WFT Unitholders are entitled to a share in the trust's income proportionate to their paid up unit holding. Unless otherwise determined by the WFT responsible entity and subject to certain adjustments, the distributable income of WFT is equal to the greater of WFT's net income for a particular period and the net accounting income for that period.

"Net income" is determined in accordance with the Tax Act (as defined in the constitution), subject to some adjustments while "accounting income" is determined in accordance with generally accepted Australian accounting standards in effect at 30 June 2004 or a later date determined by the WFT responsible entity and subject to such adjustments as it may determine.

Unless distributions are required to be reinvested, the WFT responsible entity will pay them within two months of the end of the relevant period. Distributions may be made as determined by the WFT responsible entity, although distributions are currently made six monthly. Subject to the terms of issue, each WFT Unit ranks for distributions from the day following the date of issue. Where a WFT Unit is created during a distribution period, that WFT Unit participates in the distributable income in respect of that distribution period in the proportion that the part of the distribution period (calculated in days) for which the WFT Unit ranks for distribution of distributable income bears to the total number of days in the distribution period. In the case of a partly paid unit, the unit participates according to the proportion paid up. Where net income is reduced by any tax attributable to the ownership of units by certain members, the entitlement to income of those members may be adjusted so that the entitlement of all members is equivalent to the amount they would have received in the absence of such taxes.

(e) Reinvestment:
Distributions may be reinvested under a facility offered by the WFT responsible entity. Reinvestment of distributions must be in Securities while Stapling applies.

(f) Joint members:
Persons registered jointly as the holder of a WFT Unit or option hold as joint tenants and not as tenants in common unless the WFT responsible entity otherwise agrees.

(g) Transfer:
WFT Units may only be transferred as part of Securities. Any Securities classified as "restricted securities" under the Listing Rules may not be transferred during an escrow period.

(h) No redemption:
There is no general right to redeem WFT Units.

(i) Winding up:
If WFT is wound up, net proceeds of realisation, after making allowance for all liabilities of WFT and expenses of the termination, must be distributed to WFT Unitholders proportionately to the paid up amounts on the WFT Units. The trust will continue until the earliest of: the date on which all WFT Units are removed from quotation; the date specified by the WFT responsible entity as the date of termination; or the date on which WFT terminates in accordance with another provision of the constitution or by law.

(j) Members' liability:
A WFT member's liability is limited under the constitution to the amount payable for their units or options. A WFT member need not indemnify the WFT responsible entity if there is a deficiency in WFT's assets or the claim of any creditor of WFT cannot be satisfied out of the assets. However, WFT is entitled to be indemnified by a WFT member to the extent that WFT incurs any liability for tax as a result of that member's action or inaction.

(k) Restrictions on members:
A WFT member may not interfere with any rights or powers of the WFT responsible entity nor exercise a right in respect of a WFT asset nor lodge a caveat or other notice affecting such an asset nor require an asset to be transferred to the WFT member.

(l) Meeting:
A WFT Unitholder's right to requisition, attend and vote at meetings are mostly prescribed by the Corporations Act. The constitution provides that the quorum for a meeting is normally two members together holding at least 10% of the Units. Meetings may be held in conjunction with meetings of other Security Holders.

The WFT constitution (in the form to be amended as discussed above) also deals with the powers, duties and liability of the WFT responsible entity as responsible entity.

(m) Options:
The WFT responsible entity may create and issue options on such terms and conditions as it determines. While Stapling applies, an option may only be exercised if, at the same time, the same person acquires an identical number of WFA Units and Westfield Shares.

(n) Partly paid units:
The WFT responsible entity may offer WFT Units for sale or subscription on terms that the application price is payable by one or more instalments.

(o) Forfeiture:
If a WFT Unitholder fails to pay in full any instalment due, the WFT responsible entity may, on 14 days' notice, cause Securities to be forfeited. While any amount is unpaid, all voting rights and entitlements are suspended. The holder of a WFT Unit which has been forfeited remains liable to pay to the WFT responsible entity all outstanding monies, costs and interest. If the Unit is stapled the attached securities may also be forfeited.

(p) Powers:
The WFT responsible entity has powers to invest, dispose of or otherwise deal with property or raise or borrow money. There is also a general contracting power to enter into any form of contract and incur all types of obligations and liabilities. The WFT responsible entity may authorise any person to act as its agent or delegate to hold title to any asset or perform any act or exercise any discretion. It may also enter into an agreement with the person to underwrite the issue, sale or purchase of WFT Units or options to WFT Units.

(q) Duties:
The WFT responsible entity's duties as responsible entity are mainly contained in the Corporations Act. In carrying out its duties and exercising its powers, it may have regard to the interests of the other holders of other securities which make up Securities.

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(r) Consolidation and division:

Units and options may be consolidated or divided as determined by the WFT responsible entity.

(s) Rights:

The WFT responsible entity is entitled to be paid a management fee equal to its reasonable estimate of its costs including overheads. All expenses incurred by the WFT responsible entity in relation to the proper performance of its duties in respect of WFT are payable or reimbursable out of WFT to the extent that such reimbursement is not prohibited by the Corporations Act. The constitution lists a number of expenses or overheads including the preparation of offer documents; the acquisition, disposal, insurance, custody and dealing with assets; the administration or management of WFT; the holding of meetings of WFT Unitholders, the engagement of agents; the preparation of tax returns; court proceedings and litigation matters and the preparation and audit of a compliance plan.

If the WFT responsible entity becomes liable to pay GST in respect of supplies connected with WFT, then it is entitled to be paid an additional amount on account of this.

The WFT responsible entity may also:

i. take and act upon advice from professionals;

ii. value the assets of the trust at any time and must do so when required by the Corporations Act. The WFT responsible entity may determine valuation methods and policies for each of WFT's assets and may change them from time to time. Unless the WFT responsible entity determines otherwise, the value of an asset will be its market value;

iii. hold units in WFT in any capacity, contract with itself, Westfield, WFA or any associate and may be interested in such contract;

iv. retire as responsible entity as permitted by law. It may, in consideration of its retirement, agree with the incoming responsible entity to be remunerated by or to receive a benefit from it and is not required to account to WFT Members for such remuneration or benefit;

v. subject to the Corporations Act, amend the constitution by a special resolution of WFT Unitholders or by deed executed by the WFT responsible entity;

vi. transfer capital to the distribution account to enable distributions to be made to avoid the WFT responsible entity becoming assessable for tax; and

vii. distribute any amounts of capital.

(t) Liability:

The WFT responsible entity is not liable in contract, tort or otherwise to WFT Unitholders if it acts in good faith and without gross negligence, for any loss suffered relating to WFT, except to the extent that the Corporations Act imposes such liability. The WFT responsible entity is entitled to be indemnified out of WFT assets for any liability it incurs in properly performing or exercising any of its duties or powers in relation to WFT.

(u) Buyback:

While WFT is listed, the WFT responsible entity may, subject to the Corporations Act and the Listing Rules, purchase WFT Units or options to WFT Units on the ASX. Where WFT Units are purchased as part of a Security, the WFT responsible entity must determine what proportion of the price paid is in respect of the units and is therefore to be paid from the assets of WFT.

9.3 WFA CONSTITUTION

The main rules governing the operation of WFA are set out in the WFA constitution which is dated 28 March 1996 (as amended). The Corporations Act, exemptions and declarations given by ASIC, the Listing Rules (subject to waivers), and the general law of trusts are also relevant to the rights and obligations of WAML and of Security Holders and holders of options to acquire Securities. The main provisions of the WFA constitution that deal with the rights and obligations of members are summarised below.

(a) Units:

A fully paid unit confers an equal undivided interest in WFA's assets. The constitution contemplates the issue of partly paid units.

(b) Stapling:

The constitution provides for the stapling of one unit in WFA to one Westfield Share and one WFT Unit.

See also the summary of the Stapling Deed in section 9.4 below.

(c) Application Price:

The application price for a WFA Unit is the weighted average market price of units during the 10 ASX trading days immediately prior to the date of the calculation; however, where Securities are Stapled, the application price is determined by allocating the weighted average market price of the Security between the application price for each element of the Security on the basis of fair value as agreed between the Westfield Entities from time to time, or failing agreement, as determined by an independent accountant based on fair value having regard to their prospective net tangible asset backing and other factors the accountant believes should be taken into account based on the respective market values of each element of the Security.

However:

i. in the case of a proportionate offer (including a rights issue) the application price may be at a 50% discount to the market price which would otherwise apply;

ii. in the case of a non-proportionate offer the application price may be determined by the WFA responsible entity subject to the conditions of any ASIC relief applicable;

iii. on reinvestment of distributions, the application price is determined on the basis of the volume weighted average price for the relevant securities during the five consecutive ASX business days up to but not including the business day immediately preceding the issue date. Among a number of adjustments, the price so calculated may be discounted by up to 10%; and

iv. options may be issued with an exercise price of up to a 50% discount to the price that would otherwise apply under the constitution.

(d) Income:

Subject to the terms of issue of particular units, WFA Unitholders are entitled to a share in the trust's income proportionate to their paid up unit holding. Unless otherwise determined by the WFA responsible entity and subject to certain adjustments, the distributable income of WFA is equal to the greater of WFA's net income for a particular period and the net accounting income for that period.

"Net income" is determined in accordance with the Tax Act (as defined in the constitution), while "accounting income" is determined in accordance with generally accepted Australian accounting standards in effect at 30 June 2004 or a later date determined by the WFT responsible entity and subject to such adjustments as it may determine.

Unless distributions are required to be reinvested, the WFA responsible entity will pay them within two months of the end of the relevant period. Distributions may be made as determined by the WFA responsible entity, although distributions are currently made six monthly. Subject to the terms of issue, each WFA Unit ranks for distributions from the day following the date of issue. In the case of a partly paid unit, the unit participates according to the proportion paid up. Where a WFA Unit is created during a distribution period, that WFA Unit participates in the distributable income in respect of that distribution period in the proportion that the part of the distribution period (calculated in days) for which the WFA Unit ranks for distribution of distributable income bears to the total number of days in the distribution period. Where net income is reduced by any tax attributable to the ownership of units by certain members, the entitlement to income of those members may be adjusted so that the entitlement of all members is equivalent to the amount they would have received in the absence of such taxes so that the member or members causing incremental withholding tax will bear that tax through a deduction from its distributions.

(e) Reinvestment:
Distributions may be reinvested under a facility offered by the WFA responsible entity. Reinvestment of distributions must be in Securities while Stapling applies.

(f) Transfer:
WFA Units may only be transferred as part of Securities.

(g) No redemption:
There is no right to redeem WFA Units.

(h) Winding up:
If WFA is wound up, net proceeds of realisation, after making allowance for all liabilities of WFA and expenses of the termination, must be distributed to WFA Unitholders proportionately to the paid up amounts on the WFA Units except for any Units not entitled to participate in the net proceeds of realisation. The trust will terminate if the members so resolve by special resolution, or in accordance with another provision of the constitution or by law.

(i) Members' liability:
A WFA member's liability is limited under the constitution to the amount payable for their units. A WFA Member need not indemnify the WFA responsible entity if there is a deficiency in WFA's assets or the claim of any creditor of WFA cannot be satisfied out of the assets.

(j) Restrictions on members:
A WFA member may not interfere with any rights or powers of the WFA responsible entity nor exercise a right in respect of a WFA asset nor lodge a caveat or other notice affecting such an asset nor require an asset to be transferred to the WFA member.

(k) Meeting:
A WFA Unitholder's right to requisition, attend and vote at meetings are mostly prescribed by the Corporations Act. The constitution provides that the quorum for a meeting is normally two members together holding at least 10% of the Units. Meetings may be held in conjunction with meetings of other Security Holders.

The WFA constitution (in the form to be amended as discussed above) also deals with the powers, duties and liability of the WFA responsible entity as responsible entity.

(l) Options:
The WFA responsible entity may create and issue options on such terms and conditions as it determines. (While Stapling applies, an option may only be exercised if, at the same time, the same person acquires an identical number of Westfield Shares and WFT Units.)

(m) Partly paid units:
The WFA responsible entity may offer WFA Units for sale or subscription on terms that the application price is payable by one or more instalments.

(n) Forfeiture:
If a WFA Unitholder fails to pay in full any instalment due, the WFA responsible entity may, on 14 days notice, cause Securities to be forfeited. While any amount is unpaid, all voting rights and entitlements are suspended. The holder of a WFA Unit which has been forfeited remains liable to pay to the WFA responsible entity all outstanding monies, costs and interest. If the WFA Unit is stapled the attached securities may also be forfeited.

(o) Powers:
The WFA responsible entity has powers to invest, dispose of or otherwise deal with property or raise or borrow money. The WFA responsible entity may authorise any person to act as its agent or delegate to hold title to any asset or perform any act or exercise any discretion.

(p) Duties:
The WFA responsible entity's duties as responsible entity are mainly contained in the Corporations Act. In carrying out its duties and exercising its powers, it may have regard to the interests of the other holders of other securities which make up Securities.

(q) Consolidation and division:
WFA Units and options over WFA Units may be consolidated, converted or divided as determined by the WFA responsible entity.

(r) Rights:
The WFA responsible entity is entitled to be paid a management fee equal to its reasonable estimate of costs including overheads. All expenses incurred by the WFA responsible entity in relation to the proper performance of its duties in respect of WFA are payable or reimbursable out of WFA to the extent that such reimbursement is not prohibited by the Corporations Act. The constitution lists a number of expenses or overheads including the preparation of offer documents; the acquisition, disposal, insurance, custody and dealing with assets; the administration or management of WFA; the holding of meetings of WFA Unitholders, the engagement of agents; the preparation of tax returns; court proceedings and litigation matters and the preparation and audit of a compliance plan. If the WFA responsible entity becomes liable to pay GST in respect of supplies connected with the trust, then it is entitled to be paid an additional amount on account of this.

The WFA responsible entity may also:

i. take and act upon advice from professionals;

ii. value the assets of the trust at any time and must do so when required by the Corporations Act. The valuation method or the manner of valuation of an asset is to be determined by the valuer and approved by the WFA responsible entity.

iii. hold units in WFA in any capacity, contract with itself, Westfield, WFT or any associate and may be interested in such contract;

iv. retire as responsible entity as permitted by law;

v. subject to the Corporations Act, amend the constitution by a special resolution of WFA Unitholders or by deed executed by the WFA responsible entity;

vi. transfer capital to the distribution account to enable distributions to be made to avoid the WFA responsible entity becoming assessable for tax; and

vii.distribute any amounts of capital.

(s) Liability:
The WFA responsible entity is not liable to WFA Unitholders if it acts in good faith and without negligence, for any loss suffered relating to WFA, except to the extent that the Corporations Act imposes such liability. The WFA responsible entity is entitled to be indemnified out of WFA assets for any liability it incurs in properly performing or exercising any of its duties or powers in relation to WFA.

(t) Buyback:
While WFA is listed, the WFA responsible entity may, subject to the Corporations Act and the Listing Rules, purchase WFA Units or options to WFA Units on the ASX. Where WFA Units are purchased as part of a Security, the WFA responsible entity must with the stapled entities determine what proportion of the price paid is in respect of the units and is therefore to be paid from the assets of WFA.

9.4 STAPLING DEED

The Stapling Deed, entered into between Westfield, WML and WAML, sets out the terms of the relationship between Westfield, WML and WAML in respect of Westfield Shares, WFT Units and WFA Units that comprise Securities. The aspects of that relationship with which it deals are summarised below.

(a) Stapling:
Westfield Shares, WFT Units and WFA Units will remain stapled unless a special resolution of Security Holders approves unstapling.

(b) Cooperation and consultation:
Westfield, WML and WAML agree to share accounting and other information, and to cooperate in operating Westfield, WFT and WFA in providing information to investors, valuing assets, preparing accounts, holding meetings, issuing securities and making distributions.

(c) Dealings in Securities:
Westfield Shares, WFT Units and WFA Units may only be issued or transferred as part of Securities.

(d) Financial benefits:
Subject to certain limitations, Westfield agrees to enter into any agreement, document or arrangement or do any act at the direction of WML and WAML in respect of any financing facility or financial accommodation affecting Westfield or its controlled entities.

(e) Allocation of issue price:
Westfield, WML and WAML must agree on the basis of fair value from time to time on the proportion of the issue price of a Security to be allocated to each of Westfield, WFT and WFA. Where the Security is being issued pursuant to the exercise of options issued on or before the implementation date of stapling, the issue price of the securities which make up the Security will be determined in accordance with the relevant terms of issue of such options and as Westfield, WML and WAML have agreed.

Where an option to issue a Security is issued, the allocation of the issue price of the Security must be determined on the basis of fair value by agreement between the Westfield, WML and WAML either prior to the issue of the option or, if not agreed at that time, at the time of exercise of that option.

In the absence of agreement, an independent accountant must determine the allocation based on the fair values of the Westfield Shares, WFT Units and WFA Units having regard to their net tangible assets and other factors that the independent accountant considers relevant.

(f) Registers:
Westfield's register of Westfield Shareholders, WFT's register of WFT Unitholders and WFA's register of WFA Unitholders are to be kept jointly.

(g) Duties:
When carrying out their duties, Westfield, WML and WAML may consider the interests of holders of Securities as a whole, not only the interests of the members of Westfield, WFT and WFA separately.

(h) Dispute resolution:
If there are disagreements about stapling issues, Westfield, WML and WAML must use their best efforts to resolve them and negotiate in good faith before instituting proceedings.

9.5 UNDERWRITING AGREEMENT

The Joint Lead Managers and the Westfield Entities have entered into an underwriting agreement dated on or about 12 June 2007 (**Underwriting Agreement**). Under the agreement, the Joint Lead Managers agree to act as lead managers and underwriters on the terms and conditions of the Underwriting Agreement and to underwrite the Institutional Offer and Retail Offer. The Westfield Entities will pay Credit Suisse (Australia) Limited a fee of $6.0 million (plus GST) as Global Co-ordinator and will also pay the Joint Lead Managers fees in relation to the Underwriting Agreement, comprising $13.9 million to be paid to Credit Suisse (Australia) Limited and $13.9 million to be paid to J.P. Morgan Australia Limited, plus various incidental and out of pocket expenses incurred by the Joint Lead Managers.

In addition, a number of additional investment banks may be appointed by the Westfield Group to co-manage the Offer. The Westfield Group does not expect the fees payable to any co-managers to exceed $4 million in aggregate.

Customary and usual representations and warranties are given by the parties in relation to matters such as power to enter into the Underwriting Agreement, corporate authority and approvals and their compliance with the Corporations Act and Listing Rules in relation to the Offer.

The Westfield Entities give a number of further representations and warranties, including that this Prospectus and related public documents and public statements made in relation to the Offer, the Westfield Group or the Westfield Entities will not contain any material statements that are misleading or deceptive or any material omissions, and that the issue and distribution of such documents will not constitute misleading or deceptive conduct in a material respect, and that none of the information supplied to the Joint Lead Managers is misleading or deceptive in a material respect or contains any material omissions.

The Joint Lead Managers may terminate their obligations under the Underwriting Agreement by notice in writing to the Westfield Entities on the occurrence of a number of customary termination events. These include any material statements in this Prospectus being or becoming misleading or deceptive or a material omission in this Prospectus, certain major disruptions to financial markets, a supplementary Prospectus being required under the Corporations Act, and the Westfield Entities withdrawing the Prospectus or the Offer. There is no termination event for a market fall.

Subject to certain exclusions relating to, amongst other things, wilful default, fraud, wilful misconduct or negligence by an indemnified party, the Westfield Entities agrees to keep the Joint Lead Managers and certain affiliated parties indemnified from all losses incurred directly or indirectly as a result of certain circumstances arising in connection with the Offer (including where the Westfield Entities fail to perform any of their obligations under the Underwriting Agreement).

10.1 FURTHER INFORMATION IN RELATION TO THE TRUSTS

(a) Investment considerations

The Responsible Entities do not take into account labour standards or environmental, social or ethical considerations for the purpose of selecting, retaining or realising Investments for WFT and WFA. Environmental factors are addressed as part of normal property due diligence.

(b) Commissions

There are no commissions which can affect returns on the Trusts.

(c) Dispute resolution procedures to deal with complaints about the Trusts

If you have a complaint about WML or WAML in connection with your investment in WFT or WFA, respectively, you can:

- contact the relevant Investor Relations Officer on 1800 222 242; or
- write to Investor Relations at:
  GPO Box 4004
  Sydney NSW 2001

Your complaint will be acknowledged within 14 days. However, both WML and WAML aim to respond within 5 business days. Every endeavour is made to resolve a complaint as soon as is practicable. A written response to the complainant must be sent within 45 days. If the complaint is not resolved within 90 days, you may have the right to complain to the Financial Industry Complaints Service Limited (FICS) at PO Box 579 Collins Street West, Melbourne VIC 8007 (telephone: 1300 78 08 08 or fax: (03) 9621 2291). The Responsible Entities are both members of FICS.

10.2 CONTINUOUS DISCLOSURE

Each Westfield Entity is a "disclosing entity" under the Corporations Act and is subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules, including the preparation of annual reports and half yearly reports.

Each Westfield Entity is required to notify the ASX of information about specific events and matters as they arise for the purposes of the ASX making that information available to the stock markets conducted by the ASX. In particular, each of the Westfield Entities has an obligation under the Listing Rules (subject to certain exceptions) to notify the ASX immediately of any information of which it is or becomes aware which a reasonable person would expect to have a material effect on the price value of its securities. That information is available to the public from the ASX.

Copies of documents lodged with ASIC in relation to a Westfield Entity may be obtained from, or inspected at, an ASIC office.

The Westfield Group will provide a copy of each of the following documents, free of charge, to any person who requests a copy before the Closing Date:

- Westfield Group 2006 Annual Report for the financial year ended 31 December 2006;
- any continuous disclosure notices given by the Westfield Group after the lodgment of the annual financial report referred to above and before the lodgment of this Prospectus with ASIC.

All requests for copies of the above documents should be made by contacting the Westfield Offer Information Line on 1800 286 596 (toll free within Australia) or +613 9415 4395 (from outside Australia). The above information may also be obtained on Westfield's website at www.westfield.com.

10.3 RIGHTS AND LIABILITIES ATTACHING TO NEW SECURITIES

Each New Security issued pursuant to this Prospectus will comprise one Westfield Share, one WFT Unit (issued by WML as responsible entity of WFT) and one WFA Unit (issued by WAML as responsible entity of WFA). New Securities will rank equally with Existing Securities for any distribution for the period 1 July to 31 December 2007.

The rights and liabilities attaching to Securities are set out in:

- the constitution of Westfield;
- the constitution of WFT; and
- the constitution of WFA,

which are summarised in sections 9.1, 9.2 and 9.3 respectively. A copy of each constitution is available during the Offer Period to any person free of change by contacting the Westfield Offer Information Line on 1800 286 596 (toll free within Australia) or +613 9415 4395 (from outside Australia).

10.4 INTERESTS OF DIRECTORS

Other than as set out in this Prospectus, no Director, or proposed director of Westfield Group, holds, at the time of lodgment of this Prospectus with ASIC, or has held in the two years prior to that date, an interest in the formation or promotion of Westfield Group, any property acquired or proposed to be acquired by Westfield Group in connection with its formation or promotion of the Offer, other than in their capacity as a Security Holder.

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Other than as set out in this Prospectus, no one has paid or agreed to pay any amount or given or agreed to give any benefit to any Director or proposed director of Westfield Group to induce them to become, or qualify them as, a director of Westfield Group, or for services provided by that person in connection with the formation or promotion of Westfield Group or the Offer.

As at the date of this Prospectus, the Directors hold the following interests in the Securities either directly or indirectly:

Director	Number of Securities
Mr Frank P Lowy, AC Mr David H Lowy, AM Mr Peter S Lowy Mr Steven M Lowy	166,519,199
Professor Frederick G Hilmer, AO	189,433
Mr Roy L Furman	–
Mr David M Gonski, AC	206,010
Mr Stephen P Johns	1,503,559
Dr Gary H Weiss	20,000
Mr Dean R Wills, AO	20,000
Ms Carla M Zampatti, AM	311,809

10.5 INTERESTS OF EXPERTS AND ADVISERS

Other than as set out in this Prospectus no person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus and no promoter of the Westfield Group or underwriter of the Offer or financial services licensee named in this Prospectus as a financial services licensee involved in the Offer, holds at the date of this Prospectus, or has held in the two years prior to that date, an interest in the formation or promotion of the Westfield Group, any property acquired or proposed to be acquired by the Westfield Group in connection with its formation or promotion or the Offer, nor has anyone paid or agreed to pay any amount, or given or agreed to give any benefit, to such persons for services provided in connection with the formation or promotion of the Westfield Group or the Offer.

Mallesons Stephen Jaques is entitled to be paid approximately $350,000 (plus GST and disbursements) in fees and charges for legal services rendered to the Westfield Group up to date of this Prospectus in connection with the Offer. Further amounts may be paid in accordance with its normal time based charges.

Ernst & Young is entitled to be paid approximately $75,000 (plus GST and disbursements) in fees and charges for financial due diligence services rendered to the Westfield Group up to the date of this Prospectus in connection with the Offer. Further amounts may be paid in accordance with its normal time based charges.

Greenwoods & Freehills is entitled to be paid approximately $75,000 (plus GST and disbursements) in fees and charges for taxation advisory services rendered to the Westfield Group up to the date of this Prospectus in connection with the Offer. Further amounts may be paid in accordance with its normal time based charges.

Credit Suisse (Australia) Limited has acted as Global Co-ordinator and Joint Lead Manager for the Offer. Credit Suisse (Australia) Limited is entitled to receive the fees and commissions described in the summary of the Underwriting Agreement in section 9.5.

J.P. Morgan Australia Limited has acted as Joint Lead Manager for the Offer. J.P. Morgan Australia Limited is entitled to receive the fees and commissions described in the summary of the Underwriting Agreement in section 9.5.

Orient Capital Pty Ltd is entitled to be paid approximately $190,000 (plus GST) in fees and charges for share ownership analytics rendered to the Westfield Group up to the date of this Prospectus in connection with the Offer.

10.6 EXPENSES OF THE OFFER

The expenses of the Offer are expected to be approximately $43 million. These expenses will be borne by the Westfield Group.

10.7 CONSENT TO BEING NAMED AND TO INCLUSION OF STATEMENTS IN THIS PROSPECTUS

Each of the parties listed below has given and has not, before lodgment of this Prospectus with ASIC, withdrawn its written consent to the inclusion of the statements in this Prospectus that are specified below in the form and context in which the statements appear:

- Ernst & Young – the inclusion of the Independent Accountant's Report in the Appendix and for their name to appear in the corporate directory in the capacity in which they are named; and
- Greenwoods & Freehills – statements based on statements made by the Westfield Group's tax advisers in sections 1, 2.8 and 8 and for their name to appear in the corporate directory in the capacity in which they are named.

Credit Suisse (Australia) Limited has given and has not, before lodgment of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus as Global Co-ordinator and Joint Lead Manager in the form and context in which it is named.

J.P. Morgan Australia Limited has given and has not, before lodgment of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus as Joint Lead Manager in the form and context in which they are named.

Mallesons Stephen Jaques, Computershare Investor Services Pty Limited and Orient Capital Pty Ltd have each given and have not, before lodgment of this Prospectus with ASIC, withdrawn their written consent for their name to appear in the corporate directory in the capacity in which they are named.

None of the parties referred to above has made any statement that is included in this Prospectus or any statement on which a statement in this Prospectus is based, other than any statement or report included in this Prospectus with the consent of that party as specified above. Each of these parties to the maximum extent permitted by law expressly disclaims and takes no responsibility for any statements in or omissions from this Prospectus other than references to its name or a statement or report included in this Prospectus with the consent of that party as specified above.

10.8 ASX WAIVERS

In order to conduct the Offer, the Westfield Group has sought, and been granted, certain waivers to the Listing Rules by ASX. ASX has granted the Westfield Group waivers from Listing Rules 3.20, 7.1, 7.40 and 10.11 subject to a number of conditions including that:

- all Security Holders are offered their pro-rata share of the Offer unless Listing Rule 7.7.1 would permit the Security Holder to be excluded from the Offer;
- New Securities are offered under the Institutional Offer and Retail Offer at the same price and same ratio; and
- related parties do not participate beyond their pro-rata share other than pursuant to bona fide underwriting arrangements that are disclosed in the Prospectus.

10.9 ASIC RELIEF

ASIC has granted a modification of section 1017E of the Corporations Act to allow the Westfield Group to use a single bank account into which the Application Monies will be deposited.

10.10 LITIGATION

The Westfield Group is not a party to any current litigation material to the financial standing of the Westfield Group and the Directors have no such knowledge of any such potential litigation.

10.11 PRIVACY

As a Security Holder, the Westfield Group and the Registry have already collected certain personal information from you. If you apply for New Securities, the Westfield Group and the Registry may update that personal information or collect additional personal information. Such information may be used to assess your acceptance of New Securities, service your needs as a Security Holder, provide facilities and services that you request and carry out appropriate administration.

To do that, the Westfield Group and the Registry may disclose your personal information for purposes related to your security holding to their agents, contractors or third party service providers to whom they outsource services, including to the Joint Lead Managers in order to assess your acceptance of New Securities, the Registry for ongoing administration of the register, printers and mailing houses for the purposes of preparation and distribution of Security Holder information and for handling of mail, or as otherwise authorised under the Privacy Act 1988 (Cwth).

If you do not provide us with your personal information we may not be able to process your application. In most cases you can gain access to your personal information held by (or on behalf of) the Westfield Group or the Registry. We aim to ensure that the personal information we retain about you is accurate, complete and up to date. To assist us with this, please contact us if any of the details you have provided change. If you have concerns about the completeness or accuracy of the information we have about you, we will take steps to correct it. You can request access to your personal information by telephoning or writing to the Westfield Group through the Registry as follows:

Computershare Investor Services Pty Limited,
Level 2, 60 Carrington Street, Sydney, NSW 2000,
or by telephone: 1800 286 596 (within Australia)
or +613 9415 4395 (outside Australia),
or by email: privacy@computershare.com.au

10.12 UNIT PRICING DISCRETIONS

WML as responsible entity of WFT and WAML as responsible entity of WFA have prepared a policy documenting how they will determine any variable components in the issue or redemption price of units in the Trusts in the future. A copy of this policy is available from the Westfield Group at no charge.

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10.13 ANTI-MONEY LAUNDERING PROVISIONS

New laws in relation to anti-money laundering were enacted in Australia on 12 December 2006. The obligations under this legislation become binding in stages over the 24 months following enactment. As at the date of this Prospectus, not all of the final rules in relation to this legislation have been issued by the Australian Transaction Reports and Analysis Centre. The Westfield Group may, in future, require additional information to verify the identity of a Security Holder and any underlying beneficial owner of Securities and the source of any payment. Where the Westfield Group requests such information, processing applications or withdrawals may be delayed until the requested information is received.

10.14 ACCEPTANCE FORM

Returning a completed Acceptance Form will be taken to constitute a representation by the Applicant that they:

- have received a printed or electronic copy of the Prospectus (and any supplementary or replacement document) accompanying the form and have read them all in full;
- accept the representations and warranties in section 2.11 and the arrangements in section 2.12 of the Prospectus.
- declare that all details and statements in the form are complete and accurate;
- acknowledge that once the form is returned it may not be withdrawn;
- agree to being issued the number of New Securities they apply for (or a lower number issued in a way described in the Prospectus); and
- authorise the Westfield Group and the Joint Lead Managers and their officers or agents, to do anything on their behalf necessary for New Securities to be issued to them, including to act on instructions received by the Registry using the contact details in the form.

10.15 DIRECTORS' CONSENT AND AUTHORISATION

Each and every Westfield Director has authorised and consented to the lodgement of this Prospectus with ASIC as required by section 720 of the Corporations Act and has not withdrawn that consent prior to its lodgement with ASIC.

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£	pounds sterling.
Acceptance Form	a personalised acceptance form in the form accompanying this Prospectus pursuant to which Applicants may apply for New Securities.
ADR	the Westfield Group's Level 1 American Depositary Receipts.
A-IFRS	Australian Equivalents to the International Financial Reporting Standards.
Applicant	an eligible individual or entity who submits an Application together with Application Monies (or makes a payment via BPAY®).
Application	an application for New Securities in the Offer made by an Applicant in an Acceptance Form or such other form as approved by the Westfield Group.
Application Monies	monies received from persons applying for New Securities pursuant to the terms of the Offer.
ASIC	Australian Securities and Investments Commission
ASTC Settlement Rules	the settlement rules of the ASX Settlement and Transfer Corporation Pty Limited ACN 49 008 504 532.
ASX	Australian Securities Exchange Limited ACN 008 624 691 or the market conducted by it as the context requires.
ATO	Australian Taxation Office.
Business Day	a Business Day as defined in the Listing Rules.
Bookbuild Premium	the amount by which the sale proceeds received under the Institutional Bookbuild exceed the Offer Price.
Closing Date	the Closing Date for the Retail Offer, being 5.00pm (Sydney time), 6 July 2007.
Corporations Act	Corporations Act 2001 (Cwlth).
Directors	the Westfield Directors, the WAML Directors and the WML Directors.
Dollar or $	Australian dollars.
Eligible Institutional Security Holder	a Security Holder (either directly or through a custodian) as at the Record Date, who is not a US Person or acting for the account or benefit of a US Person, and to whom the Westfield Entities or the Joint Lead Managers have extended an offer to subscribe for New Securities under the Institutional Offer on the basis of the Westfield Entities' or the Joint Lead Managers' belief that they were an Institutional Investor.
Eligible Retail Security Holder	a person who is an Eligible Retail Security Holder as described in section 2.4(c)
Eligible Security Holder	a person who is an Eligible Institutional Security Holder or an Eligible Retail Security Holder.
Exempted Persons	persons to whom the communication of an invitation or inducement to engage in investment activity for the purposes of Section 21 of the FSMA is permitted as a result of the exemptions contained in the FSMA (Financial Promotion) Order 2001.
Existing Securities	Securities on issue at 7.00pm (Sydney time) on the Record Date.
Expiry Date	12 July 2008.
Financial Information	the Pro Forma Balance Sheet and key notes to the Pro Forma Balance Sheet.
FSMA	Financial Services and Markets Act 2000 (United Kingdom).
GIC	GIC Real Estate.
GLA	gross leaseable area.

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Ineligible Institutional Security Holder	a Security Holder who, if they had a registered address in Australia or New Zealand would, in the reasonable opinion of the Westfield Entities, be an Institutional Investor, but who the Westfield Entities and the Joint Lead Managers agree will not receive an offer under the Institutional Offer.
Ineligible Retail Security Holder	a Security Holder who is not an Eligible Institutional Security Holder, an Ineligible Institutional Security Holder or an Eligible Retail Security Holder.
Ineligible Security Holder	an Ineligible Institutional Security Holder or an Ineligible Retail Security Holder.
Institutional Bookbuild	the bookbuild to be conducted following the Institutional Offer, as described in section 2.5(b).
Institutional Investors	a person in a jurisdiction agreed between the Westfield Entities and the Joint Lead Managers, to whom offers and issues of New Securities may lawfully be made without the need for disclosure to investors under Chapter 6D or Part 7.9 of the Corporations Act or without any other lodgment, registration or approval with or by a government agency (other than one with which the Westfield Group, in its absolute discretion, is willing to comply), provided that if such person is a US Person it must be a QIB.
Institutional Offer	the offer of New Securities to Eligible Institutional Security Holders under the Offer as described in section 2.5(a).
Independent Accountant's Report	the report by Ernst & Young included in the Appendix.
Joint Lead Managers	Credit Suisse (Australia) Limited and J.P. Morgan Australia Limited.
Listing Rules	the Listing Rules of ASX, as waived from time to time.
New Securities	a Security offered for subscription on the basis of, and under the terms of, the Offer.
NZ$	New Zealand dollars.
Offer	the offer of approximately 155 million New Securities to Eligible Security Holders in the proportion of 2 New Securities for every 23 Existing Securities held on the Record Date.
Offer Period	the period commencing on the Institutional Offer opening date (being 13 June 2007) and ending on the Closing Date.
Offer Price	$19.50 per New Security, being the price payable for New Securities under the Offer.
Official List	the official list of entities that ASX has admitted and not removed.
Pro Forma Balance Sheet	the unaudited Westfield Group pro forma balance sheet as at 31 December 2006 adjusted for the effect of certain transactions since that date and the Offer.
Prospectus	this document dated 12 June 2007 which consists of a prospectus issued by Westfield, a product disclosure statement issued by WML and a product disclosure statement issued by WAML.
QIB	a "qualified institutional buyer" as defined in Rule 144A under the US Securites Act.
Record Date	the date for determining entitlements under the Offer, being 7.00pm (Sydney time) on 18 June 2007.
Registry	Computershare Investor Services Pty Limited ABN 48 078 279 277.
Related Bodies Corporate	has the meaning given by Section 50 of the Corporations Act.
Retail Bookbuild	the bookbuild to be conducted following the Retail Offer, as described in section 2.4(b).

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Retail Offer	the offer of New Securities to Eligible Retail Security Holders as described in section 2.4(a).
SFA	the Securities and Futures Act, Chapter 289 of Singapore.
Stapled or Stapling	in the case of two or more securities, being on the Official List together so that one such security may not be dealt with without the other or others being dealt with in an identical manner and at the same time and with such restriction on dealing being denoted on the register of each such stapled security.
Security	one Westfield Share, one WFT Unit and one WFA Unit which are Stapled to each other (being WDC and WDCNA securities).
Security Holder	the registered holder of a Security.
Stapling Deed	the stapling deed between Westfield, WML and WAML.
Stapling Transaction	the stapling of the ASX-listed securities of Westfield, WFT and WFA which formed the Westfield Group.
Top-up Securities	New Securities issued by way of a placement, to ensure that all Eligible Institutional Security Holders receive their full entitlement under the Offer, as described in section 2.12.
Trust	WFT or WFA.
Underwriting Agreement	has the meaning given in section 9.5.
Units	WFT Units or WFA Units (as applicable).
US Person	has the meaning given in Regulation S under the US Securities Act.
US Securities Act	the US Securities Act of 1933, as amended.
US$	US dollars.
WAML	Westfield America Management Limited ABN 66 072 780 619, AFS Licence 230324.
WEA	Westfield America, Inc.
Westfield	Westfield Holdings Limited ABN 66 001 671 496.
Westfield Directors	the directors of Westfield, WML and WAML.
Westfield Entities	Westfield, WFT and/or WFA, as the context requires.
Westfield Group	Westfield, WFT, WFA and each of their controlled entities.
Westfield Share	an ordinary share in Westfield.
Westfield Shareholder	the registered holder of a Westfield Share.
WFA	Westfield America Trust ARSN 092 058 449.
WFA Directors	the directors of WAML.
WFA Unit	a unit in WFA.
WFA Unitholder	the registered holder of a WFA Unit.
WFT	Westfield Trust ARSN 092 058 449.
WFT Directors	the directors of WML.
WFT Unit	a unit in WFT.
WFT Unitholder	the registered holder of a WFT Unit.
WML	Westfield Management Limited ABN 41 001 670 579, AFS Licence 230329.

82-35029

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock Exchange 10172

12 June 2007

Westfield Holdings Limited
Westfield Management Limited (as responsible entity of Westfield Trust)
Westfield America Management Limited (as responsible entity of Westfield America Trust)
Level 24
Westfield Towers
100 William Street
Sydney NSW 2011

Dear Sirs/Madam

Independent Accountant's Report

1. Introduction

We have prepared this Independent Accountant's report (Report) at the request of the Directors of Westfield Holdings Limited, Westfield Management Limited (as responsible entity of Westfield Trust) and Westfield America Management Limited (as responsible entity of Westfield America Trust), collectively known as the Westfield Group, for inclusion in a Prospectus and Product Disclosure Statement ("Prospectus") to be dated on or about 12 June 2007 relating to a pro-rata entitlement offer of Westfield Group stapled securities (the Prospectus).

Expressions defined in the Prospectus have the same meaning in this Report.

2. Scope

We have been requested to prepare an Independent Accountant's Report covering the following financial information:

- Historical financial information comprising the historical Balance Sheet as at 31 December 2006 as set out in Section 5.2 of the Prospectus; and
- Pro forma financial information comprising the pro forma Balance Sheet as at 31 December 2006 which assumes completion as at 31 December 2006 of the contemplated transactions set out in Section 5.2 of the Prospectus.

The historical financial information has been extracted from the audited statutory financial statements of the Westfield Group which were audited by Ernst & Young and on which an unqualified audit opinion was issued. No adjustments have been made to the audited statutory financial statements.

ERNST & YOUNG

The Directors have prepared and are responsible for the historical and pro forma financial information. We disclaim any responsibility for any reliance on this Report or on the financial information to which it relates for any purposes other than that for which it was prepared. This Report should be read in conjunction with the full Prospectus.

Audit of Historical Financial Information

We have conducted an independent audit of the historical financial information in order to express an audit opinion. Our audit has been conducted in accordance with Australian Auditing and Assurance Standards applicable to audit engagements to provide reasonable assurance whether the historical financial information is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the historical financial information, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the historical financial information is presented fairly in accordance with applicable Accounting Standards and other mandatory professional reporting requirements in Australia, so as to present a view which is consistent with our understanding of the Westfield Group's financial position as at 31 December 2006.

Review of Pro Forma Financial Information

We have conducted an independent review of the pro-forma financial information in order to state whether on the basis of the procedures described, anything has come to our attention that would cause us to believe that:

a) the pro forma Balance Sheet as at 31 December 2006 has not been prepared on the basis of the assumptions set out in Section 5.2 of the Prospectus; and

b) the pro forma Balance Sheet as at 31 December 2006 has not been prepared applying the measurement and recognition requirements (but not all of the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements in Australia as if the pro forma transactions set out above had occurred on that date.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements and has been limited to reading of relevant Board minutes, reading of contracts and other legal documents, inquiries of management personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

3. Opinion and Statement

Audit Opinion on Historical Financial Information

In our opinion, the historical financial information of the Westfield Group as set out in Section 5.2 of the Prospectus presents fairly, in all material respects, in accordance with applicable Accounting Standards and other mandatory professional reporting requirements in Australia, the financial position of the Westfield Group as at 31 December 2006.

ERNST & YOUNG

Review Statement on Pro Forma Financial Information

Based on our review, which was not an audit, nothing has come to our attention which would cause us to believe that:

- the pro forma Balance Sheet has not been prepared on the basis of the assumptions as set out in Section 5.2 of the Prospectus; and
- the pro forma Balance Sheet has not been prepared applying the measurement and recognition requirements (but not all of the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements in Australia as if the pro forma transactions set out in Section 5.2 had occurred on that date.

4. Subsequent Events

Apart from the matters dealt with in this Report and having regard to the scope of our Report, to the best of our knowledge and belief, no material transactions or events outside the ordinary business of the Westfield Group subsequent to 31 December 2006 (which have not been disclosed in the Prospectus) have come to our attention which require comment on or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.

5. Disclosure

Ernst & Young does not have any pecuniary interests that could reasonably be regarded as being capable of affecting its ability to give an unbiased opinion in this matter. Ernst & Young provides audit, tax, and other advisory services to the Westfield Group, and will receive a professional fee for the preparation of this Report.

Consent to the inclusion of the Independent Accountant's Report in the Prospectus in the form and context in which it appears, has been given. At the date of this Report, this consent has not been withdrawn.

Yours faithfully

Ernst & Young

Ernst & Young

Directory

Westfield Group
Westfield Holdings Limited
ABN 66 001 671 496

Westfield Trust
ABN 55 191 750 378
ARSN 090 849 746

Responsible Entity
Westfield Management Limited
ABN 41 004 670 579
AFS Licence 230329

Westfield America Trust
ABN 27 374 714 905
ARSN 092 058 449

Responsible Entity
Westfield America Management Limited
ABN 66 072 780 619
AFS Licence 230324

Registered Office
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011

Telephone: +61 2 9358 7000
Facsimile: +61 2 9358 7077

Global Co-ordinator
Credit Suisse (Australia) Limited
1 Macquarie Street
Sydney NSW 2000

Joint Lead Managers and Bookrunners
Credit Suisse (Australia) Limited
1 Macquarie Street
Sydney NSW 2000

J.P. Morgan Australia Limited
Level 32 Grosvenor Place
225 George Street
Sydney NSW 2000

Australian Legal Adviser
Mallesons Stephen Jaques
Level 61
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

Independent Accountant
Ernst & Young
The Ernst & Young Centre
680 George Street
Sydney NSW 2000

Australian Taxation Adviser
Greenwoods & Freehills
Level 39, MLC Centre
Martin Place
Sydney NSW 2000

Registry
Computershare Investor Services Pty Limited
Level 2, 60 Carrington Street
Sydney NSW 2000

GPO Box 253
Sydney NSW 2001

Share Ownership Analytics
Orient Capital Pty Ltd
Level 12, 680 George Street
Sydney NSW 2000

Website
www.westfield.com

Westfield Offer Information Line
1800 286 596 (Australia)
+613 9415 4395 (Overseas)

As part of the Westfield Group's focus on environmental factors affecting its business, this Prospectus is printed on papers produced by UPM Kymmene, the No1 forest products company on the Dow Jones sustainability index 2006

The paper has been manufactured using 'Certified Fibre' from sustainable, well managed forests and processed Chlorine free (ECF), and is produced by UPM Kymmene Nordland Papier, which is registered under the EU Eco-management & Audit Scheme EMAS (Reg No D-162-00007).

EMAS

DESIGNED & PRODUCED BY MONCHO CREATIVE PTY LTD (+61 2 9357 5477)
PHOTOGRAPHY STEPHEN WARD

Westfield

westfield.com/corporate



82-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

June 19, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 82-35029

Enclosed is a copy of the Media Release regarding Pro RATA Entitlement Offer. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Westman
Title: Senior Vice President & Assistant Secretary

Enclosures

18 June 2007

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Securities Exchange
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

WESTFIELD GROUP (ASX:WDC)
PRO - RATA ENTITLEMENT OFFER

We refer to our announcement of the $3 billion underwritten Pro-rata Entitlement Offer **(Offer)** on 12 June 2007.

We request that the trading halt which commenced on 13 June 2007 be lifted before the market opens this morning.

The Institutional Offer closed on 14 June 2007 with approximately 83% of Eligible Institutional Security Holders agreeing to accept the Offer. The entitlements of those Eligible Institutional Security Holders (as well as Ineligible Institutional Security Holders) in respect of which the Institutional Offer lapsed on 14 June 2007 were placed in an Institutional Bookbuild on 15 June 2007.

The Institutional Bookbuild, which was conducted by Credit Suisse (Australia) Limited as Global Co-ordinator and Joint Lead Manager and J.P. Morgan Australia Limited as Joint Lead Manager, achieved a price of $19.60 per New Security.

The allotment of approximately 117.2 million New Securities, including New Securities to be allotted under the Institutional Offer, is expected to occur on 5 July 2007.

The Retail Offer will close on 6 July 2007, with a Retail Bookbuild expected to occur on 12 July 2007.

An Appendix 3B will be lodged shortly.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Westfield Holdings Limited ABN 66 001 671 496
Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746
Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449

82-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

June 19, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 82-35029

Enclosed is a copy of the Media Release regarding the Suspension of Distribution Reinvestment Plan. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Westman
Title: Senior Vice President & Assistant Secretary

Enclosures

82-35029

18 June 2007

RECEIVED

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Securities Exchange
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

WESTFIELD GROUP (ASX:WDC)
PRO - RATA ENTITLEMENT OFFER

We refer to our announcement of the $3 billion underwritten Pro-rata Entitlement Offer (**Offer**) on 12 June 2007.

We request that the trading halt which commenced on 13 June 2007 be lifted before the market opens this morning.

The Institutional Offer closed on 14 June 2007 with approximately 83% of Eligible Institutional Security Holders agreeing to accept the Offer. The entitlements of those Eligible Institutional Security Holders (as well as Ineligible Institutional Security Holders) in respect of which the Institutional Offer lapsed on 14 June 2007 were placed in an Institutional Bookbuild on 15 June 2007.

The Institutional Bookbuild, which was conducted by Credit Suisse (Australia) Limited as Global Co-ordinator and Joint Lead Manager and J.P. Morgan Australia Limited as Joint Lead Manager, achieved a price of $19.60 per New Security.

The allotment of approximately 117.2 million New Securities, including New Securities to be allotted under the Institutional Offer, is expected to occur on 5 July 2007.

The Retail Offer will close on 6 July 2007, with a Retail Bookbuild expected to occur on 12 July 2007.

An Appendix 3B will be lodged shortly.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Westfield Holdings Limited ABN 66 001 671 496
Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746
Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449

82-35029

RECEIVED

2007 JUL 19 P 1:39

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

June 19, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 82-35029

Enclosed is a copy of the Media Release regarding the Suspension of Distribution Reinvestment Plan. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Westman
Title: Senior Vice President & Assistant Secretary

Enclosures

82-35029

19 June 2007

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Securities Exchange
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

WESTFIELD GROUP (ASX:WDC)
SUSPENSION OF DISTRIBUTION REINVESTMENT PLAN

Following the announcement on 12 June 2007 of the $3 billion pro-rata entitlement offer made to all security holders, the Westfield Group's Distribution Reinvestment Plan is suspended until further notice.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

82-35029

RECEIVED

2007 JUL 19 P 1:37

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

June 19, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 82-35029

Enclosed is a copy of the Media Release regarding the Pro – RATA Entitlement Offer . This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Westman
Title: Senior Vice President & Assistant Secretary

Enclosures

82-35029

19 June 2007

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Securities Exchange
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

WESTFIELD GROUP (ASX:WDC)
PRO - RATA ENTITLEMENT OFFER

Attached is an Appendix 3B in relation to the $3 billion underwritten pro-rata entitlement offer announced on 12 June 2007. The final allocation of securities between the Institutional Offer and Retail Offer will be confirmed at a later date.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Stapled Securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	155,377,778 ordinary stapled securities (subject to rounding and reconciliation of security holder entitlements) will be issued under the Offer (as described in the combined prospectus and product disclosure statement dated 12 June 2007 ("**Prospectus**")) as follows: • 116,945,930 ordinary stapled securities will be issued pursuant to the Institutional Offer; and • 38,431,848 ordinary stapled securities will be issued pursuant to the Retail Offer.

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Same terms as existing ordinary stapled securities, subject only to the date they rank for distributions - see item 4.
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The new stapled securities will not be entitled to the distribution in respect of the period to 30 June 2007. The record date for that distribution is expected to be in mid-August 2007. Accordingly, the new securities will trade as a separate class until the ex-distribution date. In all other respects the new stapled securities will rank equally with existing stapled securities on issue.
5	Issue price or consideration	$19.50 per new stapled security, to raise approximately $3 billion in total.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The proceeds of the issue will be used to finance the Westfield Group's activities including contributing to the funding of the Westfield Group's development program and will provide flexibility for future opportunities. In the short term, the proceeds of the issue will primarily be used to repay debt.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	• 5 July 2007 (for new stapled securities issued under the Institutional Offer) • 19 July 2007 (for new stapled securities issued under the Retail Offer)

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,942,222,353 * * subject to rounding and reconciliation of security holder entitlements	Ordinary stapled securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	223,400	Options (Deutsche Bank)
		28,089,524	Options (Westfield America Trust)
		343,700	Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	No
12	Is the issue renounceable or non-renounceable?	Non renouncable. However, the Westfield Group has made arrangements for new stapled securities in respect of which the offer to eligible retail security holders has lapsed or that would have been issued to ineligible security holders had they been eligible to participate. Under those arrangements, any proceeds under the Retail Bookbuild in excess of the offer price will be paid to relevant security holders in respect of new stapled securities for which they did not or were ineligible to accept under the Retail Offer. Similar arrangements have been made under the Institutional Offer.
13	Ratio in which the +securities will be offered	2 new stapled securities for every 23 existing stapled securities.
14	+Class of +securities to which the offer relates	Ordinary stapled securities
15	+Record date to determine entitlements	7.00pm (AEDST) 18 June 2007
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Yes
17	Policy for deciding entitlements in relation to fractions	Fractional entitlements will be rounded down to the nearest whole number

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	For the Retail Offer, all countries other than Australia and New Zealand
19	Closing date for receipt of acceptances or renunciations	Institutional Offer - 5.00pm (AEDST) 14 June 2007 Retail Offer - 5.00pm (Sydney time) 6 July 2007
20	Names of any underwriters	Credit Suisse (Australia) Limited and J.P. Morgan Australia Limited
21	Amount of any underwriting fee or commission	The Group Entities will pay Credit Suisse (Australia) Limited a fee of $6.0 million (plus GST) as Global Co-ordinator and will also pay the Joint Lead Managers fees in relation to the Underwriting Agreement, comprising $13.9 million to be paid to Credit Suisse (Australia) Limited and $13.9 million to be paid to J.P. Morgan Australia Limited, plus various incidental and out of pocket expenses incurred by the Joint Lead Managers.
22	Names of any brokers to the issue	ABN AMRO Rothschild, Citibank Global Markets Australia Pty Limited, Deutsche Bank, AG and Merrill Lynch International
23	Fee or commission payable to the broker to the issue	The co-managers named in item 22 will be paid fees that will not exceed $4 million in aggregate.
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	21 June 2007

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Institutional Offer - 5 July 2007 Retail Offer - 19 July 2007

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable
39	Class of +securities for which quotation is sought	Not applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	Not applicable	No applicable

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 June 2007
(Company secretary)

Print name: SIMON JULIAN TUXEN

== == == == ==

82-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

July 5, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 82-35029

Enclosed is a copy of a Media Release regarding the Pro – RATA Entitlement offer. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Westman
Title: Senior Vice President & Assistant Secretary

Enclosures

82-35029

RECEIVED

2007 JUL 19 P 1:27

4 July 2007

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Securities Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

WESTFIELD GROUP (ASX:WDC)
PRO - RATA ENTITLEMENT OFFER

Attached is a supplementary combined prospectus/product disclosure statement in relation to the $3 billion underwritten pro-rata entitlement offer of new securities by the Westfield Group. The Prospectus has been lodged with ASIC today.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Supplementary Product Disclosure Statement and Supplementary Prospectus

WESTFIELD GROUP

Westfield Holdings Limited (ABN 66 001 671 496)

Westfield Management Limited (ABN 41 001 670 579, AFS Licence 230329)
as the responsible entity for Westfield Trust (ARSN 090 849 746)

Westfield America Management Limited (ABN 66 072 780 619, AFS Licence 230324)
as the responsible entity for Westfield America Trust (ARSN 092 058 449)

1 Background

This Supplementary Product Disclosure Statement and Supplementary Prospectus ("**SPDS**") is dated 4 July 2007. It supplements the Product Disclosure Statement and Prospectus dated and lodged with ASIC on 12 June 2007 ("**Offer Document**") and is to be read together with the Offer Document.

A copy of this SPDS has been lodged with ASIC on 4 July 2007. ASIC and ASX take no responsibility for the contents of this SPDS.

The issuers of this SPDS are Westfield Holdings Limited (ABN 66 001 671 496), Westfield Management Limited (ABN 41 001 670 579, AFS Licence 230329) as responsible entity for Westfield Trust (ARSN 090 849 746), and Westfield America Management Limited (ABN 66 072 780 619, AFS Licence 230324) as responsible entity for Westfield America Trust (ARSN 092 058 449).

Terms defined in the Offer Document have the same meaning in this SPDS.

2 Establishment of Wholesale Fund in the United Kingdom

Section 4.5(c) of the Offer Document disclosed that the Westfield Group was in discussions with a number of interested parties about the possibility of establishing a circa £500 million wholesale fund in the United Kingdom.

On 2 July 2007 the Westfield Group announced the establishment of a £530 million (A$1,250 million) wholesale fund to own interests in four Westfield shopping centres in the United Kingdom with a gross value of over £2.1 billion (A$5 billion).

The fund, to be named the Westfield UK Shopping Centre Fund, will own 25% interests in the Westfield Merry Hill, Belfast and Tunbridge Wells centres and will purchase a 25% interest in the Westfield Derby centre post completion of its current redevelopment. Westfield will continue to retain a 25% interest in the properties.

Westfield will act as fund manager of the new fund and will continue to act as property, leasing and development manager for each of the centres. The new fund will, together with the other transactions in the last six months, increase the Westfield Group's management of assets on behalf of outside investors from A$12.8 billion (at 31 December 2006) to approximately A$16 billion.

The fund will purchase its interest in the initial portfolio (Merry Hill, Belfast and Tunbridge Wells) for approximately £380 million (A$900 million), representing an initial yield to the fund of approximately 4.3% after costs.

The fund will acquire a 25% interest in the completed Derby centre before October 2009. The price will be based on the annualised net income of the centre at the time of transfer capitalised at 5.00%, estimated to be around £150 million (A$350 million).

The fund was established with subscriptions from two cornerstone investors representing 67% of the fund. The remaining one-third of the fund will be marketed to a wider group of wholesale investors.

3 Taxation

In section 8.1(b) of the Offer Document, there is a discussion of the tax consequences of the receipt of the Offer for Eligible Security Holders holding their Securities on capital account (excluding those Security Holders who are banks, insurance companies and taxpayers carrying on a business of trading shares).

Based on discussions with the ATO, the Westfield Group's tax adviser formed the view that the receipt of the Offer by Security Holders should not give rise to an amount of assessable income or capital gain or cost base reduction despite the recent decision of the High Court of Australia in the case of *Federal Commissioner of Taxation v. McNeil* (**"McNeil's Case"**).

The Minister for Revenue and Assistant Treasurer, Peter Dutton MP, announced on 26 June 2007, that amendments will be made to the income tax law to provide certainty for taxpayers by restoring the taxation treatment of rights issues that existed before the decision in McNeil's Case. The amendments should ensure that shareholders issued with rights by companies will not have an income tax liability at the time of issue.

The Westfield Group's tax adviser considers that the proposed amendments will not change the Australian tax implications of the receipt of the Offer outlined in the Offer Document at section 8.1(b).

4 Consent to the inclusion of statements in this SPDS

Greenwoods & Freehills, the Westfield Group's Australian tax adviser, has given and not withdrawn its written consent to the inclusion of statements based on statements made by the Westfield Group's tax adviser in section 3 of this SPDS. Other than those statements, Greenwoods & Freehills has made no statement included in this SPDS or on which a statement in this SPDS is based.

5 Consent to lodgment

Each director of Westfield Holdings Limited, Westfield Management Limited and Westfield America Management Limited has consented to the lodgment of this SPDS.

END